                                                    RULE NO. 424(b)(3)
                                                    REGISTRATION NO. 333-46229


PROSPECTUS

                                 $247,400,000

                                   IPC/TM/

                         IPC Information Systems, Inc.

                    10 7/8% SENIOR DISCOUNT NOTES DUE 2008

                               ----------------

  The Notes are  being issued at  a substantial discount  to their principal amount at maturity and no cash  interest will be payable thereon prior to November  1, 2001. Each  Note will  have a principal  amount at maturity of  $1,000 and an initial accreted  value of $727.61.
          Cash interest on the Notes will be payable semiannually on
            May 1 and November 1 of each year, commencing November
              1,  2001,  at  a  rate   of   10.825%  per  annum.

 The Notes will  be redeemable at the  option of the Company, in  whole or in part, at  any time on or  after May 1,  2003 at the redemption  prices set forth herein, plus accrued interest, if any, to the date of redemption.
     In addition, at any time prior to May 1, 2001 up to 35% of the Notes may be  redeemed by the Company  with the proceeds of one  or more equity offerings  at the  redemption  price set  forth  herein;
         provided, however, that  after any such  redemption at least
          65%  of  Notes originally  issued  remain outstanding  and notice of such  redemption is given  within 60 days  of
             such equity offering.

 The Notes  will be  unsubordinated, unsecured  indebtedness of  the Company, ranking pari  passu  in right  of  payment  with all  existing  and future unsubordinated, unsecured  indebtedness  of  the Company  and  senior in right of payment to  all subordinated indebtedness  of the Company. At
     December 31, 1997, on  a pro forma basis after  giving effect to the
      Merger Transactions (as defined), the  Company would have had on a consolidated basis  approximately $16.6 million  of indebtedness outstanding (other  than the Notes),  all of which  would have been secured.

                               ----------------

 SEE "RISK FACTORS" BEGINNING ON PAGE 14 FOR A DESCRIPTION OF CERTAIN FACTORS
                    RELATING TO AN INVESTMENT IN THE NOTES.

                               ----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES  AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES  COMMISSION
     PASSED  UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS  PROSPECTUS.  ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

              PRICE 72.761% AND ACCRETED ORIGINAL ISSUE DISCOUNT

                               ----------------

                                                   UNDERWRITING
                                       PRICE TO   DISCOUNTS AND  PROCEEDS TO THE
                                      PUBLIC(1)   COMMISSIONS(2)  COMPANY(1)(3)
                                      ---------   -------------- ---------------
Per Note............................   72.761%        3.500%         70.214%
Total............................... $180,010,714   $6,300,375    $173,710,339

--------
  (1) Plus accreted original issue discount, if any, from April 30, 1998.
  (2) Expressed as a percentage of initial accreted value. The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See
      "Underwriters."
  (3) Before deducting expenses payable by the Company estimated at $1,500,000.

                               ----------------

  The Notes are offered, subject to prior sale, when, as and if accepted by the Underwriters and subject to approval of certain legal matters by Shearman & Sterling, counsel for the Underwriters. It is expected that delivery of the Notes will be made on or about April 30, 1998 at the offices of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.

                               ----------------

MORGAN STANLEY DEAN WITTER                                 GOLDMAN, SACHS & CO.

April 27, 1998

        [In frame #1 of the inside front page, there are two illustrations; (1) the financial telecommunications network serviced by IPC, and (2) the advantages of IXnet over the standard financial services telecommunications network. In frames #2 and #3, there is a worldwide map illustrating the cities connected through the IXnet Network.]

                 [FIRST HALF OF A 2-PAGE SPREAD OF GLOBAL MAP]

                                                        IXNET/TM/ GLOBAL NETWORK



                [SECOND HALF OF A 2-PAGE SPREAD OF GLOBAL MAP]

  NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE NOTES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH A PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                      PAGE
                                      ----
Available Information...............    4
Forward Looking Statements..........    4
Prospectus Summary..................    6
Risk Factors........................   14
The Merger and the Financings.......   22
Use of Proceeds.....................   24
Capitalization......................   25
Unaudited Pro Forma Consolidated
 Financial Information..............   26
Selected Historical Consolidated
 Financial and Other Information....   34
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations......................   37

                                                                       PAGE
                                                                       ----
Business..............................................................  43
Management............................................................  60
Security Ownership of Certain Beneficial Owners and Management........  66
Certain Relationships and Other Related Transactions..................  67
Description of Revolving Credit Facility..............................  69
Description of the Notes..............................................  70
Certain United States Income Tax Considerations.......................  96
Underwriters.......................................................... 100
Legal Matters......................................................... 101
Experts............................................................... 101
Index to Consolidated Financial Statements............................ F-1

                               ----------------

  The indenture pursuant to which the Notes will be issued (the "Indenture") will require the Company, and the Company intends, to distribute to the holders of the Notes annual reports containing consolidated financial statements of the Company audited by its independent auditors and quarterly reports containing unaudited consolidated financial statements for each of the first three quarters of each fiscal year, whether or not the Company is required to do so under the Securities Exchange Act of 1934, as amended.

                               ----------------

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, NOTES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (herein, together with all amendments, exhibits and schedules thereto, referred to as the "Registration Statement") under the Securities Act with respect to the Notes offered hereby. In accordance with the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement and the schedules and exhibits thereto. Each statement made in this Prospectus concerning a document filed as an exhibit to the Registration Statement is qualified by reference to such exhibit for a complete statement of its provisions. For further information pertaining to the Company and the Notes, reference is made to such Registration Statement. The Registration Statement may be inspected and copied at the public reference facilities maintained by the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, or at its regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at Seven World Trade Center, Suite 1300, New York, New York 10048. Any interested party may obtain copies of all or any portion of the Registration Statement and the exhibits thereto at prescribed rates from the Public Reference Section of the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, Room 1024, Washington, D.C. 20549. In addition, registration statements and other filings made with the Commission through its Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system are publicly available through the Commission's site on the Internet's World Wide Web, located at http://www.sec.com.

  The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports and other information with the Commission. Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

  The shares of IPC Common Stock are included for quotation on the Nasdaq National Market (the "Nasdaq"), using the ticker symbol "IPCI" and such reports, proxy statements and other information concerning IPC are available for inspection and copying at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                               ----------------

                          FORWARD LOOKING STATEMENTS

  The information herein contains forward-looking statements that involve a number of risks and uncertainties. A number of important factors could cause actual results, performance, achievements of the Company and its subsidiaries, or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include, but are not limited to, the competitive environment in the telecommunications industry in general and in the Company's and its subsidiaries' specific market areas; changes in prevailing interest rates and the availability of and terms of financing to fund the anticipated growth of the Company's and its subsidiaries' respective businesses; inflation; changes in costs of goods and services; economic conditions in general and in the Company's and its subsidiaries' specific market areas; demographic changes; changes in or failure to comply with federal, state, local and/or international government regulations; liability and other claims asserted against the Company and its subsidiaries; changes in operating strategy or development plans; the ability to attract and retain qualified personnel; the significant indebtedness of the Company and its subsidiaries; labor disturbances; changes in the Company's or its subsidiaries' acquisition and capital expenditure plans; and other factors referenced herein. In addition, such forward-looking statements are necessarily dependent upon assumptions and estimates that may be incorrect or imprecise and involve known and unknown risks, uncertainties and other factors. See "Risk Factors." Accordingly, any forward-looking statements included herein do not purport to be predictions of future events or circumstances and the results referred to therein may not be realized. Forward-looking statements can be identified by, among other things, the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "seeks," "anticipates," "intends" or the negative of any thereof, or other variations thereon or comparable terminology, or by discussions of strategy or intentions. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company and its subsidiaries disclaim any obligations to update or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

                               ----------------

  Tradenet MX(R) and Exchangefone(R) are registered trademarks of the Company, and VS-MX, TraderConnect, MX Compact, TradePhone MX, The WorldTurret, IXLink, DigiHoot, MetroLink, IXFrame, IXGlobal and IXPrime are trademarks of the Company. Other trademarks or trade names referred to in this Prospectus are the property of their respective owners.

                               PROSPECTUS SUMMARY

  The following summary is qualified by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Pro forma financial information in this Prospectus assumes that IPC stockholders choose to convert the maximum amount of IPC Common Stock into cash, resulting in their retention of a 10% equity ownership interest in the Surviving Corporation (as defined below). Unless the context otherwise requires, references herein to the "Company" or "IPC" refer to IPC Information Systems, Inc. and its consolidated subsidiaries after giving effect to the Merger Transactions. For a discussion of important factors which could cause actual results to differ materially from the results referred to in forward-looking statements contained herein, see "Risk Factors."

                                  THE COMPANY

  IPC is a leader in providing integrated telecommunications equipment and services that facilitate the execution of transactions by the financial trading community. The Company designs, manufactures, installs and services trading room voice communication systems ("turret systems") and installs and services the cabling infrastructure and networks which provide financial traders with desktop access to time-sensitive communications and data. The Company's primary customers include securities and investment banking firms, merchant and commercial banks, interdealer brokers, foreign exchange and commodity brokers and dealers, securities and commodity exchanges, mutual and hedge fund companies, asset managers and insurance companies. In addition, through its subsidiary, International Exchange Networks, Ltd. ("IXnet"), the Company operates an international voice and data network, providing a variety of dedicated private line, managed data and switched voice services, which has been specifically designed to meet the specialized telecommunications requirements of the financial trading community. In 1997, the Company's total revenues were approximately $270.3 million and total EBITDA was approximately $18.3 million.

  The Company's three major operating units are:

  Turret Systems. The Company's sophisticated turret systems, consisting of desktop consoles ("turrets") and associated backroom switching equipment, provide highly reliable, "non-blocking" voice communications for trading operations. In addition, these systems incorporate a proprietary design, including many features designed to increase the trader's productivity, such as expanded access to telephone lines, rapid call completion, high voice quality, built-in redundancy, trader mobility, personalized call button layouts and the ability to implement system upgrades via software changes as opposed to hardware changes. The Company estimates that it has the largest installed base of turrets in the world, including a majority of the installed base of turrets in New York City and a significant presence in other major financial centers. The Company offers a full-line of digital turret systems, including systems for trading floors with over 1,000 trading positions as well as systems for smaller operations with as few as five trading positions. The Company also provides its customers with post-installation maintenance and service, often pursuant to long-term contracts.

  Information Transport Systems. The Company's Information Transport Systems ("I.T.S.") division provides cabling infrastructure, design, installation and maintenance services for high speed voice and data networks, including local area networks ("LANs"), wide area networks ("WANs") and data connectivity applications. The Company's I.T.S. engineers design and implement intelligent network infrastructures to provide connectivity to a wide array of customer-owned devices. The I.T.S. division's expertise includes network design, utilizing components from suppliers such as Cisco Systems, Inc. ("Cisco"), 3Com Corporation ("3Com"), Bay Networks, Inc. ("Bay Networks") and Xylan Corporation ("Xylan"), and the installation of physical transport media, including copper, fiber optic and coaxial cable. I.T.S. services also include project management for network infrastructure upgrades and on-site, as well as on-call, technical support.

  IXnet. IXnet operates and is expanding a network (the "IXnet Network") specifically designed to address the needs of the global financial community. The IXnet Network uses uniform equipment platforms and includes network operation centers ("NOCs") and switches located in New York and London, network access nodes (known as "Points of Presence," or "POPs") and customer premise nodes (known as customer access nodes or "CANs") in 15 financial centers including Frankfurt, Paris, Zurich, Tokyo and Hong Kong and additional CANs in 29 other cities at December 31, 1997. The IXnet Network employs leased dedicated long-haul circuits to connect IXnet Network cities and leased dedicated local circuits to connect customers to the IXnet Network. Because the IXnet Network is, for the most part, leased, the Company generally can rapidly expand capacity in response to increased customer traffic, with limited capital expenditures in advance of related revenues. However, the Company may participate in the ownership of transmission facilities from time to time where it believes there will eventually be sufficient traffic to improve gross margins. The IXnet Network combines the benefits of high quality, security and end-to-end connectivity from a single network provider, which have historically only been available through private networks, with the significant advantages of lower cost, outsourcing of network management, and the ability for network subscribers to communicate over dedicated circuits not only with other offices of the same firm but also with other IXnet subscriber firms, without needing to access multiple disparate public networks. Through IXnet, the Company provides a variety of telecommunications services, including dedicated private line, managed data and switched voice communications among network subscribers. The installation of a CAN in a customer location often leads to subsequent sales of additional telecommunications services. As of December 31, 1997, the Company provided telecommunications services to 150 customers and had 229 CANs.

BUSINESS STRATEGY

  The Company's strategy is to enhance its turret system leadership position and leverage its established customer relationships to become the preferred network provider to the financial trading community. The principal elements of the Company's business strategy include the following:

  Increase Market Share of Turret Systems on Large Trading Floors. The Company estimates that its turrets represent a majority of the total installed base of turrets in New York, approximately 38% of the total installed base of turrets in London and lower percentages in other financial centers such as Hong Kong, Tokyo and Frankfurt. Between 1994 and 1997, the Company estimates that it increased its market share of the installed base of turrets in London from 24% to 38%. The Company believes that there is substantial opportunity to achieve substantial increases in other financial centers, as well as further increasing its London market share by dedicating additional sales and marketing resources and by focusing on the large installation opportunities the Company expects will continue to be created as the financial services industry expands and consolidates. The Company expects to further grow market share as its customers expand to new locations and standardize their technology platforms. The Company also believes it will generate substantial new sales from existing customers who upgrade their older analog turret systems with digital systems; currently, analog systems represent approximately half of the Company's installed base of turrets.

  Penetrate New Markets. The Company's turret systems have traditionally been designed as "high-end" products offering optimal performance for large trading organizations at premium prices. The Company has enjoyed strong market share among large trading organizations such as global investment banks and is now focusing on penetrating other markets. These markets include smaller broker/dealers, hedge funds and asset management companies, as well as commodity trading operations in non-financial firms (such as energy-related companies) and regional trading organizations based in emerging markets which typically require either smaller installations or less functional capability. The Company has recently completed development of two new products to meet the needs of these customers: VS-MX, a turret system designed to be cost effective for the smallest trading organizations; and TraderConnect, a Centrex-like managed service. The Company believes that these products will enable it to penetrate new geographic markets in Latin America and Asia, as well as smaller trading operations in established markets. The Company also offers MX Compact, a turret system designed for trading floors with 16 to 40 trading positions.

  Leverage Existing Customer Relationships to Provide Enhanced Telecommunications Services. The Company believes it is in a strong position to provide private network services via IXnet to the financial trading community by virtue of IPC's large installed base of turret systems and established relationships with many of the largest firms involved in global trading activity. The Company believes its reputation for high quality service will enable it to capture much of the telecommunications services revenue generated by these clients. A substantial portion of the total telecommunications spending by financial services firms is generated by trading operations using turret systems. In addition, the Company believes that its ability to provide fully managed turret-to-turret connectivity between users of IPC turret systems, with a single point of contact for all customer service issues, will be a competitive advantage.

  Leverage I.T.S. Expertise. The Company intends to leverage I.T.S.'s expertise in the design, integration and installation of data networking equipment (such as routers and hubs) to provide turnkey managed data services and ongoing support of data networking equipment located at the Company's client sites. In addition, the Company intends to narrow its focus on the higher margin components of design, installation and support of LANs, WANs and data connectivity and reduce its involvement in the more competitive and lower margin cabling infrastructure projects.

  Broaden IXnet Customer Base to Include Buyside Participants. While many of the largest investment banks and broker/dealer firms have either created their own private networks or contracted for managed private network services, most if not all of these firms still rely on public switched networks for communications with trading counterparts and customers on the "buyside" (mutual fund companies, asset managers and hedge funds). By targeting buyside participants, the Company intends to increase the number of subscribers to the IXnet Network. As the number of buyside participants connected to the IXnet Network increases, the incentive for "sellside" participants and market data and application providers to use the IXnet Network to communicate with these buyside participants is expected to increase.

  Exploit First-Mover Advantage. The Company believes that it is one of the first to offer an international, inter-firm private network (extranet) service dedicated primarily to the financial trading community, and that the high concentration of telecommunications traffic among financial trading community participants will enable the Company to leverage its first-mover advantage into a position as the preferred service provider to the financial trading community. As the number of customer locations connected to the IXnet Network grows, the appeal of the network to prospective customers increases. The limited number of financial trading community participants amplifies this effect and enables the Company to achieve significant penetration of the target customer base. Commercially launched in the spring of 1996, IXnet had 59 customers as of December 31, 1996 and 150 customers as of December 31, 1997.

  Reduce Risk by Scaling IXnet Network Expansion to Customer Additions. IXnet's business plan is based on a success-driven network investment program, which generally calls for the addition of network equipment and leased transport capacity as required by the addition of new customers to the network or the sale of additional services to existing customers, as opposed to in advance of such events as is typical of other telecommunication services firms. Given the availability of local fiber facilities at competitive rates in many of the world's financial centers, as well as the competitive market for transport capacity on major international routes, the Company believes it will be able to rapidly provision high-quality services without building its own fiber facilities, although the Company will participate in ownership of transmission facilities from time to time where it believes there will eventually be sufficient traffic to improve gross margins. The capital investment required to expand the IXnet Network is comprised largely of additional CANs and incremental additions to the Company's existing London and New York NOCs and various POPs.

  Accelerate Growth of IXnet by Acquisitions. The Company's growth strategy for IXnet includes the acquisition of similar or compatible telecommunications services firms with strong financial trading community focus. The Company intends to use such acquisitions to accelerate IXnet's growth by extending its geographic reach and also to improve its margins by increasing utilization of the IXnet Network backbone over a broader customer base.

THE MERGER

  On December 18, 1997, IPC and Arizona Acquisition Corp. ("AAC") entered into an Agreement and Plan of Merger, as amended and restated as of December 18, 1997 (the "Merger Agreement"). The Merger

Agreement provides, among other things, for the merger of AAC with and into IPC (the "Merger"), with IPC as the surviving corporation (the "Surviving Corporation"), concurrently with the closing of this offering (the "Offering"). Under the terms of the Merger Agreement, subject to dissenters' rights, each share of common stock of the Company ("IPC Common Stock") will be converted at the election of the holder thereof into either (i) the right to receive $21.00 in cash or (ii) the right to retain one share of common stock of the Surviving Corporation ("Surviving Corporation Common Stock"), subject to proration in certain circumstances. The Merger is subject to majority stockholder approval and regulatory approval. As a result of the Merger, in connection with the Equity Investment (as defined below), AAC's stockholders, comprised of AAC's parent, Cable Systems Holdings, LLC ("CSH LLC"), whose membership interests are owned by Citicorp Venture Capital, Ltd. ("CVC"), certain of CVC's officers, employees and others, will receive in exchange for its shares of common stock of AAC not less than 50.25% nor more than 86.25% of the number of shares of Surviving Corporation Common Stock (prior to giving effect to the exchange by the minority stockholders of IXnet of all of their shares of IXnet stock for shares of Surviving Corporation Common Stock (the "IXnet Exchange")) expected to be outstanding upon the Merger. See "The Merger and the Financings."

THE FINANCINGS

  The Notes being offered hereby are part of the financings to consummate the Merger. The balance of the proceeds necessary to consummate the Merger Transactions (as defined below) will be funded by an equity investment in AAC by CSH LLC of up to $72.0 million (the "Equity Investment"). Such amounts will be used to (a) pay up to $217.5 million to those IPC stockholders who choose to convert their shares of IPC Common Stock into cash, (b) repay existing indebtedness of the Company under its current bank credit facilities (the "Existing Bank Credit Facilities"), of which there was no outstanding balance at December 31, 1997, and certain other liabilities of the Company, and (c) pay an estimated $25.0 million in transaction fees and expenses, of which $22.8 million will be paid upon the consummation of the Merger. Any remaining proceeds will be used for working capital and other purposes. The Offering is conditioned upon the closing of the Merger, the Equity Investment and the $55.0 million senior secured five-year revolving credit facility (the "Revolving Credit Facility"). The Merger, the Offering, the Revolving Credit Facility, the Equity Investment and the use of proceeds therefrom and the transactions contemplated by the Ancillary Agreements (as defined below) are hereinafter collectively referred to as the "Merger Transactions." See "The Merger and the Financings" and "Certain Relationships and Other Related Transactions."

  The estimated sources and uses of the funds in connection with the Merger Transactions, assuming that the Merger occurred on December 31, 1997 are as follows (dollars in thousands):

   SOURCES OF FUNDS
   ----------------
   Notes.............................................................. $180,011
   Equity Investment..................................................   72,000
                                                                       --------
     Total Sources.................................................... $252,011
                                                                       ========
   USES OF FUNDS
   -------------
   Repayment of certain other obligations............................. $  3,125
   Cash merger consideration(1).......................................  217,493
   Transaction fees and expenses(2)...................................   22,760
   Addition to cash balances..........................................    8,633
                                                                       --------
     Total Uses....................................................... $252,011
                                                                       ========

--------
(1) Assumes IPC stockholders choose to convert the maximum amount of IPC Common Stock into cash, resulting in their retention of a 10% equity ownership interest in the Surviving Corporation.
(2) See "Unaudited Pro Forma Consolidated Financial Information" and the accompanying notes included elsewhere in this Prospectus.

RECENT DEVELOPMENT

  The Company recently acquired MXNet Inc. ("MXNet"), a provider of market data distribution services of market data content providers, including Reuters America Inc. and Bridge Information Systems America, Inc. MXNet services are targeted toward members of the financial trading community with small to medium size trading floors.

                                  THE OFFERING

Issuer..................  IPC Information Systems, Inc.

Securities Offered......  $247,400,000 aggregate principal amount at maturity
                          ($180,010,714 initial Accreted Value (as defined herein)) of Senior Discount Notes due 2008.

Maturity................  May 1, 2008.

Yield and Interest......  The Notes are being sold at a substantial discount from their principal amount at maturity, and there will not be any payment of interest on the Notes prior to November 1, 2001. The Notes will bear interest, which will be payable in cash, at a rate of 10 7/8% per annum on each May 1 and November 1, commencing November 1, 2001. For a discussion of the U.S. federal income tax treatment of the Notes under the original issue discount rules, see "Certain United States Federal Income Tax Considerations--Tax Consequences to United States Holders" and "-- Original Issue Discount."

Optional Redemption.....  On or after May 1, 2003, the Notes will be redeemable at the option of the Company, in whole or in part from time to time, at the redemption prices set forth herein. In addition, at any time prior to May 1, 2001, the Company may redeem up to 35% of the aggregate principal amount at maturity of the Notes with the proceeds of one or more Equity Offerings (as defined herein) at 110.875% of their Accreted Value on the redemption date; provided, however, that after any such redemption, Notes representing at least 65% of the Notes originally issued remain outstanding and notice of such redemption is given within 60 days of such Equity Offering. See "Description of the Notes-- Optional Redemption."

Ranking.................  The Notes will be unsubordinated, unsecured indebtedness of the Company, will rank pari passu in right of payment with all existing and future unsubordinated, unsecured indebtedness of the Company and will be senior in right of payment to all future subordinated indebtedness of the Company. At December 31, 1997, on a pro forma basis after giving effect to the Merger Transactions, the Company would have had on a consolidated basis approximately $16.6 million of indebtedness outstanding (other than the Notes), all of which would have been secured. See "Risk Factors--Substantial Leverage and Debt Service," "-- Subordination of Notes to Secured Indebtedness" and "Description of the Notes--Ranking."

Change of Control.......  Upon a Change of Control (as defined herein), the
                          Company will be required to make an offer to purchase the Notes at a purchase price equal to 101% of their Accreted Value on the date of purchase, plus accrued interest, if any. There can be no assurance that the Company will have sufficient funds available at the time of any Change of Control to make any required repayment of indebtedness (including repurchase of the Notes). See "Description of the Notes--Repurchase of Notes upon a Change of Control."

Certain Covenants.......  The Indenture will contain certain covenants that, among other things, restrict the ability of the Company and its Restricted Subsidiaries (as defined herein) to incur additional indebtedness, create liens, engage in sale-leaseback transactions, pay dividends or make investments or certain other restricted payments, sell assets, redeem capital stock, issue or sell stock of Restricted Subsidiaries, enter into transactions with stockholders or affiliates or effect a consolidation or merger. However, these limitations will be subject to a number of important qualifications and exceptions. See "Description of the Notes--Certain Covenants."

Use of Proceeds...........The net proceeds from the Offering will be used to fund the purchase of a portion of the Company's outstanding shares in connection with the Merger, repay indebtedness, if any, of the Company under the Existing Bank Credit Facilities and certain other liabilities of the Company and pay related transaction fees and expenses. Any remaining proceeds will be used for working capital and other purposes. See "Use of Proceeds."

                                  RISK FACTORS

  See "Risk Factors" beginning on page 14 for a description of certain factors relating to the Company, its business and an investment in the Notes.

             SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

  The following table presents summary historical financial information for each of the years in the three-year period ended September 30, 1997 and as of December 31, 1997 and for the three months ended December 31, 1996 and 1997, and has been derived from the financial statements of the Company. In addition, the table presents summary pro forma financial information of the Company, as adjusted to give effect to the Merger Transactions which has been derived from, and should be read in conjunction with, the unaudited Pro Forma Consolidated Financial Information, including the notes thereto, appearing elsewhere in this Prospectus. See "Pro Forma Consolidated Financial Information." The summary pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Merger Transactions had been consummated as of and for the dates indicated, nor is it necessarily indicative of future operating results or financial position. The audited consolidated balance sheets of the Company as of September 30, 1996 and 1997 and the consolidated statements of income, stockholders' equity and cash flows for each of the years in the three year period ended September 30, 1997, together with the notes thereto are included elsewhere herein. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto of the Company included elsewhere in this Prospectus.

                                YEAR ENDED SEPTEMBER 30,              THREE MONTHS ENDED DECEMBER 31,
                          ---------------------------------------     --------------------------------------
                                    ACTUAL              PRO FORMA           ACTUAL             PRO FORMA
                          ----------------------------  ---------     ---------------------  ---------------
                            1995      1996      1997     1997(1)        1996       1997         1997(1)
                          --------  --------  --------  ---------     ---------  ----------  ---------------
                                            (IN THOUSANDS, EXCEPT RATIO DATA)
STATEMENT OF OPERATIONS
 DATA:
Revenue.................  $206,254  $249,508  $270,323  $270,323      $  59,411  $   67,052    $   67,052
Gross profit............    63,173    76,818    80,214    80,214         17,574      26,627        26,627
Selling, general and
 administrative expense.    31,038    45,143    60,697    61,459         13,847      16,557        16,748
Research and development
 expense................    10,108    11,467     9,976     9,976          2,372       2,404         2,404
Income from operations..    22,027    20,208     9,541     8,779          1,355       7,666         7,475
Interest income
 (expense), net.........       233      (678)   (1,844)  (23,023)          (463)       (440)       (6,105)
Net income (loss).......    13,267    12,129     3,834    (8,765)           566       3,594           314
STATEMENT OF CASH FLOWS
 DATA:
Net cash provided by
 (used in) operating
 activities.............  $  7,343  $(14,737) $ 24,146  $ 11,547      $   8,359  $    8,845    $    6,363
Net cash (used in)
 investing activities...    (8,506)  (12,737)  (14,474)  (14,474)        (2,989)     (2,587)       (2,587)
Net cash provided by
 (used in) financing
 activity...............    14,337    13,785   (10,043)   (4,790)        (6,391)     (3,771)        4,064
OTHER DATA:
Depreciation and
 amortization...........  $  3,840  $  6,388  $  8,743  $  9,505      $   1,707  $    2,787    $    2,978
EBITDA(2)(3)............    25,867    26,596    18,284    18,284          3,062      10,453        10,453
EBITDA to interest
 expense................      61.6x     24.4x      9.0x      0.8x(4)        6.1x       19.3x          1.7x
Ratio of earnings to
 fixed charges(5).......      23.9x     12.2x      3.9x      0.4x           2.3x       11.2x          1.2x
                                                                                    DECEMBER 31, 1997
                                                                                 ---------------------------
                                                                                  ACTUAL     PRO FORMA(6)
                                                                                 ----------  ---------------
                                                                                  (IN THOUSANDS, EXCEPT
                                                                                     PER SHARE DATA)
BALANCE SHEET DATA:
Cash and cash equivalents.............................................           $    3,655    $   12,288
Working capital.......................................................               49,811        61,395
Total assets..........................................................              169,788       191,526
Long-term debt, net of current portion................................               13,209       193,220
Stockholders' equity (deficit)........................................               81,314       (68,489)
Book value per share..................................................                 7.57        (16.86)
Shares issued and outstanding.........................................               10,738         4,063

--------
(1) The pro forma statement of operations information reflects the Merger Transactions as if the Merger Transactions occurred on October 1, 1996. See the Company's unaudited pro forma financial information included elsewhere in this Prospectus.
(2) EBITDA consists of income from operations plus depreciation and amortization. EBITDA is provided because it is a measure commonly used in the telecommunications industry. It is presented to enhance an understanding of the Company's operating results and is not intended to represent cash flow or results of operations in accordance with generally accepted accounting principles ("GAAP") for the periods indicated. EBITDA is not calculated under US GAAP and is not necessarily comparable to similarly titled measures of other companies. See the Company's consolidated financial statements and notes thereto included elsewhere in this Prospectus. For certain state income tax purposes (including New York State, where a substantial portion of the Company's revenues and net income have been generated) the Company is not allowed to deduct the losses of IXnet which have been material to the income of its other operations. As a result, the Company's EBITDA will not necessarily all be available to pay its interest expense.
(3) The Company's EBITDA has been reduced by $0.6 million, $3.7 million and $8.3 million during the three year periods ended September 30, 1997, respectively, related to operation of IXnet, a subsidiary of the Company which was founded in 1993 and commenced operations in fiscal 1995. Such amounts for the three months ended December 31, 1996 and 1997 were $1.5 million and $2.5 million, respectively.
(4) On a pro forma basis, EBITDA for the year ended September 30, 1997 was insufficient to cover interest expense. The difference between the EBITDA and interest expense is $5.2 million. Pro forma interest expense for 1997 includes $21.4 million of non-cash interest expense on the Notes. Cash interest on the Notes will not be payable until 2001.
(5) The ratio of earnings to fixed charges is computed by dividing pretax income from continuing operations before fixed charges (other than capitalized interest) by fixed charges. Fixed charges consist of interest charges and amortization of debt expense and discount or premium related to indebtedness, whether expensed or capitalized, and 10% of rental expense which the Company believes to be representative of interest. On a pro forma basis, 1997 earnings would have been insufficient to cover fixed charges. The difference between the Company's 1997 pro forma earnings and fixed charges is $14.1 million. Cash interest on the Notes will not be payable until 2001.
(6) The pro forma balance sheet information reflects the Merger Transactions as if the transactions occurred on December 31, 1997. See the Company's unaudited pro forma financial information included elsewhere in this Prospectus.

                                 RISK FACTORS

SUBSTANTIAL LEVERAGE AND DEBT SERVICE

  The Company will incur substantial indebtedness in connection with the Merger and will have substantially more indebtedness than on a historical basis. See "The Merger and the Financings" and "Capitalization." As of December 31, 1997, after giving pro forma effect to the Merger Transactions, the Company would have had $196.6 million of consolidated indebtedness and a stockholders' deficit of $68.5 million. The Company will also have up to $55.0 million available (subject to borrowing base and other limitations) under its Revolving Credit Facility. On the foregoing pro forma basis, the Company's earnings would have been insufficient to cover its fixed charges for the fiscal year ended September 30, 1997 by $14.1 million but would have been sufficient for the three months ended December 31, 1997. Pro forma net loss for the fiscal year ended September 30, 1997 would have been $8.8 million, as compared to net income of $3.8 million for the same period on an historical basis. Pro forma interest expense for the fiscal year ended September 30, 1997 would have been $23.0 million ($2.0 million of cash interest expense), as compared to $1.8 million ($1.0 million of cash interest expense) for the same period on an historical basis. See "Capitalization" and "Unaudited Pro Forma Consolidated Financial Information." The Company and its subsidiaries may incur additional indebtedness in the future, subject to certain limitations contained in the instruments governing their indebtedness. Accordingly, the Company will have significant debt service obligations.

  The Company's debt service obligations could have important consequences to holders of the Notes, including the following: (i) during the cash pay period of the Notes a substantial portion of the Company's cash flow available from operations will be dedicated to the payment of principal and interest on its indebtedness, thereby reducing the funds that would otherwise be available to the Company, including for acquisitions and future business opportunities;
(ii) the Company's ability to obtain additional financing in the future may be limited; (iii) certain of the Company's borrowings (including, but not limited to, the amounts borrowed under the Revolving Credit Facility) will be at variable rates of interest, which will cause the Company to be vulnerable to increases in interest rates; (iv) the Company's flexibility in planning for, or reacting to, changes in its business and the industry may be limited; (v) the Company's higher degree of leverage will make it relatively more vulnerable to economic downturns and competitive pressures and (vi) a substantial decrease in net operating cash flows or an increase in expenses of the Company could make it difficult for the Company to meet its debt service requirements or force it to modify its operations.

  The Company's ability to make scheduled payments of the principal of, or to pay interest on, or to refinance its indebtedness (including the Notes) and to make scheduled payments under its other obligations depends on its future performance, which is subject to economic, financial, competitive and other factors beyond its control. Based upon the current level of operations and anticipated growth, management believes that future cash flow from operations, together with available borrowings under the Revolving Credit Facility, will be adequate to meet the Company's anticipated requirements for capital expenditures, working capital, interest payments and scheduled principal payments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." There can be no assurance, however, that the Company's business will continue to generate sufficient cash flow from operations in the future to service its debt and make necessary capital expenditures after satisfying certain liabilities arising in the ordinary course of business. If unable to do so, the Company may be required to refinance all or a portion of its existing debt, including the Notes, to sell assets or to obtain additional financing. There can be no assurance that any such refinancing would be possible or that any such sales of assets or additional financing could be achieved.

PRIORITY OF SECURED CREDITORS

  The Notes are unsecured and therefore will be effectively subordinated to any secured indebtedness of the Company. The Revolving Credit Facility is expected to be secured by substantially all of the real and personal property of the Company and its subsidiaries, other than assets subject to capital leases. Consequently, in the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding with respect to the Company, such assets would be used to satisfy obligations of the secured debt before any payment could be made on the Notes. In addition, to the extent such assets did not satisfy in full the secured indebtedness, the holders of such indebtedness would have a claim for any shortfall that would be pari passu with the Notes. Accordingly, there may only be a limited amount of assets available to satisfy any claims of the holders of the Notes upon an acceleration of the Notes. In addition, indebtedness under the Revolving Credit Facility is expected to be guaranteed by the Company's material wholly owned subsidiaries. All of the indebtedness incurred in connection with the Revolving Credit Facility will become due prior to the time the principal payment on the Notes will become due.

NEED TO DEVELOP NEW PRODUCTS AND SERVICES; CAPITAL REQUIREMENTS

  The Company's success will depend in part upon its ability to develop new products and provide new services that meet customers' changing requirements. The markets served by the Company are characterized by changes in customer needs and frequent new service and product introductions. In addition, the Company's substantial domestic market share for turret systems (its principal product) will require it to develop new products and services in order to achieve significant growth or to identify additional (non-financial) markets for such products. The pursuit of such growth, while in the best interests of stockholders, poses significant risks for noteholders. In order to develop and roll out new products and services, the Company expects to make significant expenditures for IXnet Network development, research and development for new products and service and for selling, general and administrative expenses in advance of anticipated related revenues. In addition, new products and services will consume a substantial amount of senior management time. The Company's future success will depend, in part, on its ability to effectively use leading technologies, to continue to develop its technical expertise, to enhance its current services, to develop new services that meet changing customer needs, and to influence and respond to emerging industry standards on a timely and cost effective basis. The failure to develop and manufacture or deploy new or enhanced products and services that meet or anticipate such changes on a timely and cost-competitive basis and/or the Company's attempts to do so could have a material adverse effect on the Company's financial condition and results of operations and on its ability to pay interest and principal on the Notes.

COMPETITION

  The markets in which the Company operates are comprised of a substantial number of global and regional competitors, including national and international carriers and global alliances. In addition, the continuing trend toward business combinations and strategic alliances in the telecommunications industry may create significant new competitors to the Company. Many of the Company's current and potential competitors have greater financial, engineering, manufacturing and other resources than the Company. For example, the Company's principal competitor in the turret system business is British Telecom ("B.T."). B.T. has resources that are significantly larger than those available to the Company. If B.T. decided to devote substantial focus to the turret system business, it would have a material adverse effect on the Company and its ability to make payments on the Notes. Competing with such companies will require continued investment by the Company in engineering, research and development, marketing and customer service and support. There can be no assurance that the Company will successfully make such investments. In addition, in many non-U.S. markets, the Company faces competition from dominant local providers that have long standing relationships with the Company's target customers. For example, in Japan, Hitachi Ltd. has the leading market share of installed turret systems. Due to Hitachi's relationships with the Company's target customers, it may be difficult for the Company to increase significantly its penetration of the Japanese market. Similar situations exist in many other non-U.S. markets. Further, a number of companies compete for parts of the Company's I.T.S. business. See "Business-- Competition."

CONCENTRATION OF CUSTOMERS

  Almost all of the Company's revenues historically have been derived from, and its success is dependent upon, sales to customers in the financial services industry. If the financial services industry suffers an economic downturn, it is likely that the Company would experience a decline in revenues which could have a material adverse effect on the Company's financial condition and results of operations and on its ability to pay interest and principal on the Notes. In addition, in fiscal 1996, approximately 13% of consolidated revenues were from one customer.

RAPID TECHNOLOGICAL CHANGES

  The markets for turret systems, I.T.S. and networking services are characterized by rapid technological change. The Company believes that its ability to compete successfully is also dependent upon the compatibility and interoperability issues raised by technological changes. While the Company believes that for the foreseeable future these changes will neither materially affect the continued use of telecommunications networks nor materially hinder the Company's ability to acquire necessary technologies, the effect of technological changes on the businesses of the Company cannot be predicted. Thus, there can be no assurance that technological developments will not have a material adverse effect on the Company and on its ability to pay interest and principal on the Notes.

MANAGEMENT OF GROWTH; INTERNATIONAL EXPANSION

  The Company has experienced a period of rapid growth that has placed significant demands on the Company's management, operational, financial and accounting resources. The Company intends to expand the operations of IXnet and expects to dedicate a substantial portion of its financial and management resources to support such expansion. The Company's future success will depend in part on whether it can improve its operational, financial and accounting systems and expand, train and manage its employee base. Whether the Company can increase revenues is in part dependent upon hiring and training a sufficient number of suitably skilled employees. A failure by the Company to manage growth effectively could have a material adverse effect on the Company's financial condition and results of operations and on its ability to pay interest and principal on the Notes.

  A key component of the Company's strategy is its planned expansion into international markets. There are certain risks inherent to doing business on an international level, such as unexpected changes in regulatory requirements, tariffs, customs, duties and other trade barriers, difficulties in staffing and managing foreign operations, nationalization, war, insurrection and other political risks, import restrictions or prohibitions, delays from customs brokers or government agencies and potentially adverse tax consequences, which could adversely impact the success of the Company's international operations. In many countries, the Company may need to enter into a joint venture or other strategic relationship with one or more third parties in order to successfully conduct its operations. There can be no assurance that such factors will not have an adverse effect on the Company's future international operations. In addition, the U.S. dollar value of revenues derived from products and services sold outside the United States varies with currency exchange rate fluctuations, and the Company may be exposed to exchange losses based upon such fluctuations, which losses could have a material adverse effect on the Company's financial results and on its ability to make payments on the Notes. Moreover, there can be no assurance that laws or administrative practices relating to taxation, foreign exchange or other matters of countries within which the Company operates will not change. Any such change could have a material adverse effect on the Company's business, financial condition and results of operations and on its ability to pay interest and principal on the Notes.

MARKET ACCEPTANCE

  Although IPC has strong relationships with its financial institution customers from its turret business, there can be no assurance that the new products and services being offered through IXnet will be accepted by the financial trading community. IXnet had $17.9 million of revenues in the fiscal year ending September 30, 1997 and $7.4 million of revenues in the three months ended December 31, 1997. IXnet had 131 and 150 customers as of September 30, 1997 and December 31, 1997, respectively. The individuals within the financial institutions who would decide whether to purchase the products and services of IXnet are not necessarily the same individuals who decide to purchase IPC's turrets. In addition, many of the traditional providers of telecommunications services to financial institutions have long standing relationships with these customers' senior management. Accordingly, there may be strong institutional reluctance for a financial institution to purchase the products and services offered through IXnet.

DEPENDENCE ON BILLING, CUSTOMER SERVICE AND INFORMATION SYSTEMS

  Sophisticated information and processing systems are vital to the Company's growth and its ability to monitor costs, provision customer orders, bill customers and achieve operating efficiencies. As the Company commences providing dial tone and switched local access services, the need for enhanced billing and information systems will increase significantly. The Company currently uses five different management information systems and is acquiring a new system to replace its existing systems. The Company expects this new system to be installed during 1998. The inability of the Company to adequately identify all of its information and processing needs, or to upgrade systems as necessary, could have a material adverse effect on the ability of the Company to reach its objectives, on its financial condition and results of operations and on its ability to pay interest and principal on the Notes.

  The Company's new management information system will be year 2000 compliant. However, if the systems of the Company's suppliers or customers are not year 2000 compliant, it would have a material adverse effect on the Company and its ability to make payments on the Notes.

  The Company is in the process of completing conversion to an enterprise-wide management information system that is Year 2000 compliant. However, if the systems of the Company's suppliers or customers are not Year 2000 compliant, it could have a material adverse effect on the Company. Certain of the Company's older generation products are not and will not be Year 2000 compliant. The Company has established a compliance program to notify customers of such products and to offer products which will be Year 2000 compliant. See "Business--Year 2000 Compliance."

REGULATION

  Telecommunications services provided by IXnet are subject to regulation by international entities as well as by United States federal, state and local government agencies. The primary regulatory policy of the United States is to promote effective competition in the United States telecommunications service market, particularly the market for international services. It is the view of the United States government that competitive international markets will provide incentives for further market entry both in the United States and foreign markets. Competitive markets will also stimulate technological innovation by United States suppliers of information technology. There can be no assurance that future, legislative, regulatory and judicial changes in the United States will not have an adverse impact on IXnet's business.

  For domestic services in the United States, the FCC and State Public Utility Commissions have direct jurisdiction, granted by statute, over all aspects of IXnet service. With international traffic, however, the United States' regulatory structure is limited to the origination or termination of service in the United States. As a result, the United States and each foreign country share jurisdiction over policies and regulations controlling international telecommunications services between the two. Thus, the United States cannot unilaterally implement a regulatory policy for international telecommunications, thereby limiting the impact of a domestic statute, such as the Telecommunications Act of 1996 (the "Telecommunications Act") can have in developing a new structure for international telecommunications.

  In the United States, the provision of IXnet's services is subject to the provisions of the Communications Act of 1934, as amended by the Telecommunications Reform Act of 1996 and the FCC regulations thereunder, as well as the applicable laws and regulations of the various states as administered by the relevant state public utility commissions ("PUCs"). The recent trend in the United States, for both federal and state regulation of telecommunications service providers, has been in the direction of reduced regulation. Despite recent trends toward deregulation, the FCC and relevant PUCs continue to exercise extensive authority to regulate ownership of transmission facilities, provision of services and the terms and conditions under which IXnet's services are provided. The interpretation and enforcement of laws and regulations by these regulatory authorities vary and could limit IXnet's ability to provide certain telecommunications services. Thus, there can be no assurance that changes in current or future laws or regulations or future judicial intervention in the United States or in any individual state would not have a material adverse effect on the Company or that FCC or other regulatory investigation or intervention would not have a material adverse effect on IXnet.

  In addition IXnet is required by federal and state law and regulations to file tariffs listing the rates, terms and conditions of the services it provides. Any failure to maintain proper federal and state tariffs or certification or any finding by the federal or state agencies that IXnet is not operating under permissible terms and conditions may result in an enforcement action or investigation, either of which could have a material adverse effect on IXnet.

  The existing regulatory environment for international telecommunications service outside the United States differs from country-to-country. Internationally, the World Trade Organization ("WTO") Basic Telecommunication Agreement ("WTO Agreement") may result in the introduction of competitive services in a number of countries throughout the world. Nevertheless, national and local laws and regulations continue to differ significantly among the countries in which Ixnet currently operates and plans to operate. An IXnet subsidiary, IXnet Ltd., currently holds a license to provide international simple resale ("ISR") services to all international points from the United Kingdom and has recently been awarded a license to provide international facilities-based voice services. In other European Union ("EU") countries and Switzerland, IXnet currently provides voice services pursuant to special regulations established for provision of telecommunication services to closed user groups ("CUGS"). In Asia, IXnet has been issued certain licenses to offer limited types of services in Japan, Hong Kong and Singapore. The regulatory structures pursuant to which IXnet operates in all of these countries were all recently enacted. Consequently, there is very limited guidance on the scope of the authority provided to IXnet pursuant to existing regulatory structures in these countries. Thus, there can be no assurance that any examination of IXnet's operations by a regulatory or governmental authority would conclude that IXnet is operating in a manner consistent with existing law, regulation or license issued to IXnet. If a regulatory authority concludes that IXnet is not operating in a matter consistent with the law, regulation or a license issued to IXnet, it could limit IXnet's ability to provide certain telecommunications services and may have a material adverse impact on IXnet's business in the country in question. There can be no assurance that future changes in the law or regulation of any particular country or the WTO Agreement will not have a material adverse effect on IXnet's business, results of operations and financial condition.

RESTRICTIVE LOAN COVENANTS

  The Revolving Credit Facility and the Indenture will contain numerous financial and operating covenants that will limit the discretion of the Company's management with respect to certain business matters. These covenants will place significant restrictions on, among other things, the ability of the Company to incur additional indebtedness, to create liens or other encumbrances, to make certain payments and investments, to sell or otherwise dispose of assets and to merge or consolidate with other entities. However, the Indenture covenants will be subject to important qualifications and exceptions. See "Description of Certain Indebtedness" and "Description of the Notes--Certain Covenants." The Revolving Credit Facility will also require the Company to meet certain financial ratios and tests. A failure to comply with the obligations contained in the Revolving Credit Facility or the Indenture could result in an event of default under either the Revolving Credit Facility or the Indenture, which could result in acceleration of the related debt and the acceleration of debt under other instruments evidencing indebtedness that may contain cross-acceleration or cross-default provisions.

RELIANCE ON UNPATENTED PROPRIETARY KNOW-HOW AND TRADE SECRETS

  The Company also relies on unpatented proprietary know-how and trade secrets, and employs various methods, including confidentiality agreements with employees and consultants, to protect its trade secrets and know-how. However, such methods may not afford complete protection and there can be no assurance that others will not independently develop such trade secrets and know-how or obtain access thereto. Furthermore, no assurance can be given that claims or litigation asserting infringement of intellectual property rights will not be initiated in the future seeking damages or an injunction against the sale of the Company's products or that the Company would prevail in any such litigation. Any such litigation could be protracted and costly and, regardless of its outcome, could have a material adverse effect on the Company's business and results of operations and on its ability to pay interest and principal on the Notes.

DEPENDENCE ON PATENTS AND LICENSES

  The Company owns certain patents and has applied for other patents relating to its technology and proposed turret products. No assurance can be given, however, whether pending patent applications will be granted or whether any patents granted will be enforceable or will provide the Company with meaningful protection from competitors. The Company also may desire or be required to renew or to obtain licenses from others in order further to develop, produce and market commercially viable products effectively. There can be no assurance that such licenses will be renewable or obtainable on commercially reasonable terms, if at all, that the patents underlying such licenses will be valid and enforceable or that the proprietary nature of the unpatented technology underlying such licenses will remain proprietary.

DEPENDENCE ON KEY PERSONNEL

  The Company's success depends to a significant degree upon the continued contributions of its senior management team and technical, marketing and sales personnel. The Company's employees may voluntarily terminate their employment with the Company at any time. Competition for qualified employees and personnel is intense and there is a limited number of persons with relevant knowledge and experience. The loss of the services of key personnel, or the inability to attract additional qualified personnel, could have a material adverse effect on the Company's results and operations, product development efforts and ability to expand its businesses. There can be no assurance that the Company will be successful in attracting and retaining such executives and personnel. In addition, the labor market for software engineers has been extremely competitive recently and the Company may lose key employees or be forced to increase their compensation as a result.

DEPENDENCE UPON SUPPLIERS

  The IXnet Network is dependent on third party suppliers for its leased lines. These suppliers are or may become competitors of the Company.

  The Company currently relies on single source suppliers of certain hardware and software components used by the Company in providing its networking services, including switches. The Company has from time to time experienced delays in the receipt of certain components. The Company's remedies against suppliers who fail to deliver products on a timely basis are limited by contractual liability limitations contained in supply agreements and purchase orders and, more importantly, by practical considerations. A failure by a supplier to deliver quality products on a timely basis, or the inability to develop alternative sources if and as required, could result in delays or cause the Company to incur unanticipated expenses which could materially adversely affect the Company and its ability to pay interest and principal on the Notes.

  In addition, the Company purchases certain custom product components for its manufacturing operation primarily from single source suppliers. The disruption of current flow of supplies could impair the Company's ability to manufacture products or cause the Company to incur costs, including payment of engineering expenses to prospective vendors, associated with the development of alternative sources. Any such disruption could result in delays in product shipments or cause the Company to incur unanticipated expenses, which could have a material adverse effect on the Company's financial condition and results of operations and on its ability to pay interest and principal on the Notes.

CONTROL BY PRINCIPAL STOCKHOLDERS

  Following the Merger, no less than 50.25% nor more than 86.25% of the outstanding shares of Surviving Corporation Common Stock (prior to giving effect to the IXnet Exchange) will be held by the stockholders of

AAC. As of the date hereof, all of the outstanding capital stock of AAC is owned, directly or indirectly, in the aggregate by CSH LLC. Immediately following the Merger, David Kirby, a private investor and U.S. citizen, will own 25.5% of the voting interests relating to the units of CSH LLC attributable to CSH LLC's ownership of the Company (the "IPC Units"), John O'Mara, a private investor and U.S. citizen, will own 25.5% relating to the voting interests of the IPC Units and CVC will own 49% of the voting interests relating to the IPC Units. The interests of the Company's stockholders may conflict with the interests of noteholders. For example, the stockholders may be more willing to incur risks in pursuit of growth.

  IPC, CSH LLC, Richard P. Kleinknecht, David Walsh, Anthony Servidio and certain other parties entered into an Investors Agreement (as defined) to be effective only upon the consummation of the Merger. The Investors Agreement contains provisions that, among other things, require the parties thereto to vote in favor of the persons to be nominated to serve on the Board of Directors of the Surviving Corporation following the Merger and restrict the transfer of shares of Surviving Corporation Common Stock by Messrs. Richard Kleinknecht, Walsh, Servidio and certain other parties. As a result of their stock ownership and the Investors Agreement, following the Effective Time, CSH LLC, its subsidiaries, affiliates and associates (collectively, the "CSH Entities") will control the Surviving Corporation and will have the power to elect a majority of its directors and approve any action requiring the approval of the holders of Surviving Corporation Common Stock, including adopting certain amendments to the Surviving Corporation's certificate of incorporation and approving mergers or sales of all or substantially all of the Surviving Corporation's assets. The directors elected by the CSH Entities will have the authority to effect decisions affecting the capital structure of the Surviving Corporation, including the issuance of additional capital stock, the implementation of stock repurchase programs and the declaration of dividends. See "Certain Relationships and Other Related Transactions."

  CSH LLC is a Delaware limited liability company. A majority of the membership interests in CSH LLC are owned by CVC, officers and employees thereof, and members of the management of CSH LLC, its wholly owned subsidiary, Cable Systems Holding Company, and Cable Systems International, Inc. ("CSI").

POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS

  The Company's revenues and operating results from turrets and I.T.S. could fluctuate significantly from period to period. Given the relatively large sales price of the Company's systems, a limited number of system installations may account for a substantial portion of revenues in any particular period. Due to the substantial sales price of the Company's large turret and I.T.S. installations and the Company's recognition of revenue only upon completion of installations, revenue and operating results could fluctuate significantly from quarter to quarter. In addition, revenues and gross profit margins may fluctuate due to the mix of products sold and the size of systems sold. The Company generally realizes a higher gross margin on sales of turret systems than on sales of I.T.S. services and equipment. Furthermore, the Company expects revenue from I.T.S. for current fiscal year to decrease from prior year levels, but does not expect this decrease to have a material effect on its operating income. As a result of these and other factors, the Company could experience significant fluctuations in revenues and operating results in future periods.

CATASTROPHIC LOSS OF MANUFACTURING FACILITY

  The Company's sole manufacturing facility is in Westbrook, Connecticut. While the Company maintains insurance covering such facility, including business interruption insurance, a catastrophic loss of all or a portion of the facility could have a material adverse effect on the Company and on its ability to make payments on the Notes.

FRAUDULENT TRANSFER CONSIDERATIONS

  Under applicable provisions of the Bankruptcy Code or comparable provisions of state fraudulent transfer or conveyance law, if the Company, at the time it incurred the indebtedness represented by the Notes, (a) incurred such indebtedness with the intent to hinder, delay or defraud creditors, or (b)(i) received less than reasonably equivalent value or fair consideration and (ii) (A) was insolvent at the time of such incurrence, (B) was rendered insolvent by reason of such incurrence (and the application of the proceeds thereof), (C) was engaged or was about to engage in a business or transaction for which the assets remaining with the Company constituted unreasonably small capital to carry on its business or (D) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature, then, in each such case, a court could void, in whole or in part, the Notes or, in the alternative, subordinate the Notes to existing and future indebtedness of the Company. The measure of insolvency for purposes of the foregoing would likely vary depending upon the law applied in such case. Generally, however, a debtor would be considered insolvent if the sum of its debts, including contingent liabilities, was greater than all of its assets at a fair valuation, or if the present fair saleable value of its assets was less than the amount that would be required to pay the probable liabilities on its existing debts, including contingent liabilities, as such debts become absolute and matured. Management of the Company believes that, for purposes of the United States Bankruptcy Code and state fraudulent transfer or conveyance laws, the Notes are being issued without the intent to hinder, delay or defraud creditors and for proper purposes and in good faith, and that the Company will receive reasonably equivalent value or fair consideration therefor, and that after the issuance of the Notes and the application of the net proceeds therefrom, the Company will be solvent, will have sufficient capital for carrying on its business and will be able to pay its debts as they mature. However, there can be no assurance that a court passing on such issues would agree with the belief of the Company's management.

CHANGE OF CONTROL

  The Indenture will provide that, upon the occurrence of a Change of Control, the Company will make an offer to purchase all or any part of the Notes at a price in cash equal to 101% of the Accreted Value thereof, plus accrued and unpaid interest, if any, thereon to the date of purchase. There can be no assurance that, in the event of a Change of Control, the Company would have sufficient funds to purchase all Notes tendered. In addition, the Revolving Credit Facility will prohibit the Company from repurchasing any Notes, except with certain proceeds of one or more Equity Offerings and certain funds from other sources. The Revolving Credit Facility will also provide that certain change of control events with respect to the Company would constitute a default thereunder. See "Description of the Notes--Change of Control."

ORIGINAL ISSUE DISCOUNT

  The Notes will be issued at a substantial discount from their stated principal amount at maturity. Consequently, although cash interest on the Notes generally will not be payable prior to November 1, 2001, original issue discount ("OID") will be includable in the gross income of a holder of the Notes for U.S. federal income tax purposes in advance of the receipt of such cash payments on the Notes.

  If a bankruptcy case is commenced by or against the Company under the United States Bankruptcy Code (the "Bankruptcy Code") after the issuance of the Notes, the claim of a holder of Notes with respect to the principal amount thereof may be limited to an amount equal to the sum of (i) the initial offering price and (ii) that portion of the OID that is not deemed to constitute "unmatured interest" for purposes of the U.S. Bankruptcy Code. Any OID that was not accrued as of any such bankruptcy filing would constitute "unmatured interest."

LACK OF PRIOR MARKET FOR THE NOTES

  There is currently no public market for the Notes and the Company has no present plan to list any of the Notes on a national securities exchange or to include any of the Notes for quotation through an interdealer quotation system. There can be no assurance that such a market will develop or, if such a market develops, as to the liquidity of such market. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Notes after consummation of the Offering, as permitted by applicable laws and regulations; however, the Underwriters are not obligated to do so and any such market making activities may be discontinued at any time without notice. See "Underwriters."

                         THE MERGER AND THE FINANCINGS

THE MERGER AGREEMENT

  On December 18, 1997, IPC and AAC entered into the Merger Agreement. The Merger Agreement provides, among other things, for the merger of AAC with and into IPC, with IPC as the Surviving Corporation, concurrently with the closing of the Offering. At the effective time of the Merger (the "Effective Time"), subject to certain provisions with respect to shares of IPC Common Stock held in treasury, fractional shares, shares owned by AAC and shares as to which dissenters' rights have been exercised ("Dissenting Shares") and the effects of proration, each share of IPC Common Stock (other than Stock Electing Shares (as defined below)), will be converted into the right to receive in cash following the Merger an amount equal to $21.00 (the "Cash Election Price"), and each share of IPC Common Stock with respect to which an election to retain Surviving Corporation Common Stock has been made and not revoked in accordance with the Merger Agreement (a "Stock Electing Share") will be converted into the right to retain one fully paid and nonassessable share of Surviving Corporation Common Stock (the "Stock Election Price," and together with the Cash Election Price and the conversion of fractional shares of Surviving Corporation Common Stock into cash, the "Merger Consideration").

  After the Effective Time of the Merger, the Surviving Corporation will possess all the rights, privileges, powers and franchises and be subject to all of the restrictions, disabilities and duties of IPC and AAC, all as provided under Delaware law. The Merger is subject to customary conditions, including the approval and adoption of the Merger Agreement by the stockholders of IPC, approval by the FCC and the termination or expiration of the relevant waiting period under the HSR Act.

  Because the number of shares of Surviving Corporation Common Stock to be retained by existing IPC stockholders in the aggregate must be not less than 10% nor more than 46% of the number of shares of Surviving Corporation Common Stock outstanding after the Merger, the right to retain Surviving Corporation Common Stock is subject to proration. The Merger Agreement contemplates that stockholders of IPC must elect to convert a minimum number of shares of IPC Common Stock into the right to retain at least 380,952 shares of Surviving Corporation Common Stock (the "Minimum Stock Election Number") and a maximum number of shares of IPC Common Stock into the right to retain no more than 1,752,381 shares of Surviving Corporation Common Stock (the "Maximum Stock Election Number"). Pursuant to the Stockholders Agreement, Richard P. Kleinknecht has agreed to elect to retain an aggregate of 380,952 shares of Surviving Corporation Common Stock (10% of the outstanding shares of Surviving Corporation Common Stock after the Merger), which is equal to the Minimum Stock Election Number. As a result, IPC stockholders who do not elect to receive Surviving Corporation Common Stock will receive the full amount in cash and should not be required to retain any shares of Surviving Corporation Common Stock. However, stockholders who elect to retain shares of Surviving Corporation Common Stock, including Richard P. Kleinknecht, may receive a lesser, prorated number of shares of Surviving Corporation Common Stock than such stockholders elected to retain, plus cash in lieu of fractional shares of Surviving Corporation Common Stock, if the aggregate number of shares of Surviving Corporation Common Stock elected to be retained exceeds the Maximum Stock Election Number. In addition, Peter J. Kleinknecht has indicated his intent to elect to receive cash at $21.00 per share for his shares of IPC Common Stock.

  At the Effective Time, each option to purchase shares of IPC Common Stock that is outstanding immediately prior to the Effective Time (whether vested or exercisable) (the "Options"), will be canceled and, in exchange therefor, the holders of such Options will receive, with respect to each Option, a cash payment which, prior to deduction for applicable withholding taxes, is in an amount equal to the product of (i) the excess, if any, of $21.00 over the per share exercise price of such Option and (ii) the number of shares of IPC Common Stock subject to such Option (the "Option Cash Proceeds"). Payment of the Option Cash Proceeds will be made by the Surviving Corporation on or after the closing date of the Merger immediately upon receipt of a written agreement from the Option holder to accept such payment in full settlement of such Option holder's rights with respect to the Option. If the per share exercise price of any Option equals or exceeds $21.00, such Option will be canceled without any payment therefor.

  If IPC effects a stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares prior to the Effective Time, an appropriate adjustment to the Merger Consideration and Option Cash Proceeds will be made.

  Upon consummation of the Merger, any shares of IPC Common Stock that are owned by IPC or any subsidiary thereof as treasury stock or that are held directly or indirectly by IPC (other than in a fiduciary capacity or in satisfaction of a debt previously contracted) or that are owned by AAC will be canceled and retired and cease to exist, and no payment will be made with respect thereto. In addition, Dissenting Shares will not be converted into Surviving Corporation Common Stock, as provided in the Merger Agreement.

THE STOCKHOLDERS AGREEMENT

  Pursuant to the Stockholders Agreement, Peter J. Kleinknecht and certain family members and affiliated parties and Richard P. Kleinknecht and certain family members and affiliated parties (collectively, the "Kleinknecht Stockholders") have agreed to vote their shares of IPC Common Stock (i) in favor of the Merger Agreement and the Merger (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of IPC under the Merger Agreement or the Kleinknecht Stockholders under the Stockholders Agreement,
(iii) in favor of the IPC Information Systems, Inc. 1998 Stock Incentive Plan for selected employees, directors and consultants of the Surviving Corporation and its subsidiaries (the "New Stock Incentive Plan") and (iv) against a number of actions which could impede, interfere with or delay the Merger or the transactions contemplated by the Merger Agreement or the Stockholders Agreement. Each Kleinknecht Stockholder has also agreed, except as otherwise permitted by certain other ancillary agreements, for a period of three years after the Effective Time not to directly or indirectly engage in any activities competitive in any material respect with the business of the Surviving Corporation and its subsidiaries and affiliates competitive in any material respect with the business of the Surviving Corporation and its subsidiaries and affiliates or become a partner, stockholder or involved in any capacity in an entity which engages in such activities. In addition, Richard P. Kleinknecht and Peter J. Kleinknecht have agreed not to employ or solicit for employment any employee of the Surviving Corporation or any of its subsidiaries or joint ventures for a period ending on the date that is the later of (x) three years following the Effective Time and (y) the termination of the Amended and Restated Labor Pool Agreements, each dated as of December 18, 1997, between IPC and each of Kleinknecht Electric Company, a New York corporation ("KEC-NY") and Kleinknecht Electric Company, a New Jersey corporation ("KEC-NJ" (and together with KEC-NY, "KEC")).

THE FINANCINGS

  The Notes being offered herein are part of the financings to consummate the Merger Transactions. The balance of the proceeds necessary to consummate the Merger Transactions will be funded by the Equity Investment. Such amounts will be used to (a) pay up to $217.5 million to those IPC stockholders who choose to convert their shares of IPC Common Stock into cash, (b) repay existing indebtedness of the Company under its Existing Bank Credit Facilities, of which there was no outstanding balance at December 31, 1997, and certain other liabilities of the Company, and (c) pay an estimated $25.0 million in transaction fees and expenses, of which $22.8 million will be paid upon the consummation of the Merger. Any remaining proceeds will be used for working capital and other purposes. The Offering is conditional upon the closing of the Merger, the Equity Investment and the Revolving Credit Facility.

                                USE OF PROCEEDS

  The net proceeds from the sale of the Notes, including discounts and commissions to the Underwriters, but excluding professional and filing fees, are estimated to be approximately $172.1 million. The proceeds from the Offering, together with the Equity Investment, will be used upon consummation of the Merger to (a) pay up to $217.5 million to those IPC stockholders who choose to convert their shares of IPC Common Stock into cash, (b) repay existing indebtedness of the Company under its Existing Bank Credit Facilities, (of which there was no outstanding balance at December 31, 1997, and certain other liabilities of the Company, and (c) pay an estimated $17.1 million in transaction fees and expenses expected to be incurred in connection with the Merger, excluding discounts and commissions to the Underwriters related to the Notes offered hereby. Any remaining proceeds will be used for working capital and other purposes. See "The Merger and the Financings," "Capitalization" and "Unaudited Pro Forma Consolidated Financial Information."

                                CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company as of December 31, 1997, and on a pro forma basis to give effect to the Merger Transactions. This table should be read in conjunction with the "Consolidated Financial Statements" and the Notes thereto, "Unaudited Pro Forma Consolidated Financial Information" and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                             DECEMBER 31, 1997
                                                             ------------------
                                                             ACTUAL   PRO FORMA
                                                             -------  ---------
                                                              (IN THOUSANDS)
Short-term debt............................................. $ 3,363  $  3,363
                                                             =======  ========
Current portion of long-term debt........................... $    45  $     45
                                                             =======  ========
Long-term debt, excluding current portion:
  Notes offered hereby...................................... $   --   $180,011
  Capital lease obligations.................................  11,085    11,085
  Other long-term debt......................................   2,124     2,124
                                                             -------  --------
    Total long-term debt....................................  13,209   193,220
                                                             -------  --------
Stockholder's equity:
  Preferred stock--$.01 par value, authorized 10,000,000
   shares,
   none issued and outstanding..............................     --        --
  Common stock--$.01 par value, authorized 25,000,000
   shares; issued
   December 31, 1997--10,979,964 shares, pro forma--
   4,063,492 shares; outstanding December 31, 1997--
   10,737,779, pro forma--4,063,492 shares..................     110        41
  Paid-in capital...........................................  48,600     5,330
  Retained earnings (deficit)...............................  33,322   (73,860)
                                                             -------  --------
Less treasury stock, at cost, December 31, 1997--242,185
 shares, pro forma--none....................................    (718)      --
                                                             -------  --------
    Total stockholders' equity (deficit)....................  81,314   (68,489)
                                                             -------  --------
      Total capitalization.................................. $94,523  $124,731
                                                             =======  ========

            UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

  The following unaudited consolidated pro forma financial information (the "Pro Forma Financial Information") of the Company is based on historical consolidated financial statements of the Company and give effect to the Merger Transactions. The unaudited consolidated pro forma statements of operations for the quarter ended December 31, 1997 and year ended September 30, 1997 give effect to the Merger Transactions as if they had occurred at October 1, 1996. The unaudited pro forma balance sheets give effect to the Merger Transactions as if they had occurred on December 31, 1997 and September 30, 1997. The pro forma adjustments are based upon available information and upon certain assumptions that management believes are reasonable under the circumstances. One of these assumptions is that a minimum number of IPC shares of Common Stock (380,952) will be retained in the Surviving Corporation Common Stock. However, if the IPC stockholders elect to retain the maximum number of IPC shares (1,752,381 shares) in the Surviving Corporation Common Stock there would be no effect on the Pro Forma Consolidated Balance Sheet or Pro Forma Consolidated Statement of Operations at and for the periods ended December 31, 1997 and September 30, 1997, respectively. The Pro Forma Financial Information and accompanying notes should be read in conjunction with the historical consolidated financial statements of the Company, including the notes thereto, and other financial information pertaining to the Company. The Pro Forma Financial Information does not purport to represent what the Company's actual results of operations or actual financial position would have been if the Merger Transactions in fact occurred on such dates or to project the Company's results of operations or financial position for any future period or date.

  In connection with the proposed Merger Transactions, the Company will incur various one-time costs currently estimated at $25.0 million. These costs consist primarily of professional fees, printing costs and other expenses. While the exact timing, nature and amount of these costs are subject to change, the Company will incur a one-time pre-tax charge of approximately $8.3 million in the quarter in which the Merger is consummated. This one-time charge consists of certain change in control bonuses and severance payments aggregating $2.5 million and the payment, upon cancellation of stock options, aggregating $5.8 million. As a result of the foregoing, the Company will incur a net loss in the quarter in which the Merger is recorded. Because this loss will result directly from the one-time charge incurred in connection with the Merger Transactions, the Company does not expect this loss to materially impact its liquidity or ongoing operations. For a discussion of the consequences of the incurrence of indebtedness in connection with the Merger Transactions, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  The pro forma adjustments were applied to the respective historical consolidated financial statements of the Company to reflect and account for the Merger as a recapitalization; accordingly, the historical basis of the Company's assets and liabilities has not been impacted thereby.

                         IPC INFORMATION SYSTEMS, INC.

                PRO FORMA CONSOLIDATED BALANCE SHEET (UNAUDITED)
                               DECEMBER 31, 1997
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                         PRO FORMA
                                             HISTORICAL ADJUSTMENTS    PRO FORMA
                                             ---------- -----------    ---------
Current assets:
 Cash and cash equivalents..................  $  3,655   $   8,633 (a) $ 12,288
 Trade receivables, less allowance of
  $1,515....................................    65,887                   65,887
 Inventories................................    36,883                   36,883
 Prepaid expenses and other current assets..    13,333      (3,894)(e)    9,439
                                              --------   ---------     --------
 Total current assets.......................   119,758       4,739      124,497
Property, plant and equipment, net..........    40,420                   40,420
Other assets, net...........................     9,610      11,666 (e)   26,609
                                                             5,333 (i)
                                              --------   ---------     --------
 Total assets...............................  $169,788   $  21,738     $191,526
                                              ========   =========     ========
Current liabilities:
 Accounts payable...........................  $ 14,333         --      $ 14,333
 Accrued liabilities........................    28,408   $  (3,667)(f)   21,563
                                                            (3,096)(e)
                                                            (1,500)(g)
                                                             1,418 (f)
 Customer advances and deferred revenue.....    23,843         --        23,843
 Current portion of capital leases..........     3,363         --         3,363
                                              --------   ---------     --------
 Total current liabilities..................    69,947      (6,845)      63,102
Senior secured revolving credit facility....       --          --           --
Long-term debt, net of current portion......     2,124         --         2,124
Lease obligations, net of current portion...    11,085         --        11,085
Senior unsecured notes......................       --      180,011 (b)  180,011
Other liabilities...........................     5,318      (1,625)(g)    3,693
                                              --------   ---------     --------
 Total liabilities..........................    88,474     171,541      260,015
                                              --------   ---------     --------
Commitments and contingencies
Stockholders' equity:
 Preferred stock--$0.01 par value,
  authorized 10,000,000 shares, none issued
  and outstanding
 Common stock--$0.01 par value, authorized
  25,000,000 shares; issued December 31,
  1997--10,979,964 shares, pro forma--
  4,063,492 shares; outstanding December 31,
  1997--10,737,779, pro forma--4,063,492
  shares....................................       110          34 (c)       41
                                                              (103)(d)
                                                                (3)(h)
                                                                 3 (i)
 Paid-in capital............................    48,600      71,966 (c)    5,330
                                                             5,330 (i)
                                                          (120,566)(d)
 Retained earnings (deficit)................    33,322     (96,824)(d)  (73,860)
                                                            (4,977)(e)
                                                            (4,666)(f)
                                                              (715)(h)
 Less treasury stock, at cost, December 31,
  1997--242,185 shares, pro forma--none.....      (718)        718 (h)      --
                                              --------   ---------     --------
  Total stockholders' equity (deficit)......    81,314    (149,803)     (68,489)
                                              --------   ---------     --------
     Total liabilities and stockholders'
      equity (deficit)......................  $169,788   $  21,738     $191,526
                                              ========   =========     ========

      See Notes to Unaudited Pro Forma Consolidated Financial Information.

                         IPC INFORMATION SYSTEMS, INC.

           PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)
                  FOR THE THREE MONTHS ENDED DECEMBER 31, 1997
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                          PRO FORMA
                                              HISTORICAL ADJUSTMENTS   PRO FORMA
                                              ---------- -----------   ---------
Revenue:
  Product sales and installation............   $38,441         --       $38,441
  Service...................................    28,611         --        28,611
                                               -------     -------      -------
                                                67,052         --        67,052
Cost of revenue:
  Product sales and installation............    22,185         --        22,185
  Service...................................    18,240         --        18,240
                                               -------     -------      -------
                                                40,425         --        40,425
                                               -------     -------      -------
    Gross profit............................    26,627         --        26,627
Research and development expenses...........     2,404         --         2,404
Selling, general and administrative
 expenses...................................    16,557     $   191 (i)   16,748
                                               -------     -------      -------
    Income from operations..................     7,666        (191)       7,475
Interest income (expense), net..............      (440)     (5,330)(k)   (6,105)
                                                              (335)(j)
Other income (expense), net.................       (39)        --           (39)
                                               -------     -------      -------
    Income before provision for income
     taxes..................................     7,187      (5,856)       1,331
Provision (benefit) for income taxes........     3,593      (2,576)(l)    1,017
                                               -------     -------      -------
    Net income..............................   $ 3,594     $(3,280)     $   314
                                               =======     =======      =======
Basic earnings per share....................   $  0.34                  $  0.08
                                               -------                  -------
Basic weighted average shares outstanding...    10,711                    4,063
                                               -------                  -------
Diluted earnings per share..................   $  0.33                  $  0.08
                                               -------                  -------
Diluted weighted average shares outstanding.    10,865                    4,063
                                               -------                  -------


      See Notes to Unaudited Pro Forma Consolidated Financial Information.

                         IPC INFORMATION SYSTEMS, INC.

                PRO FORMA CONSOLIDATED BALANCE SHEET (UNAUDITED)
                               SEPTEMBER 30, 1997
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                        PRO FORMA       PRO
                                            HISTORICAL ADJUSTMENTS     FORMA
                                            ---------- -----------    --------
Current assets:
 Cash and cash equivalents.................  $  1,465   $   5,253 (a) $  6,718
 Trade receivables, less allowance of
  $1,515...................................    61,791         --        61,791
 Inventories...............................    33,557         --        33,557
 Prepaid expenses and other current assets.    13,426         --        13,426
                                             --------   ---------     --------
    Total current assets...................   110,239       5,253      115,492
Property, plant and equipment, net.........    38,314         --        38,314
Other assets, net..........................     9,809      11,666 (e)   26,808
                                                            5,333 (i)
                                             --------   ---------     --------
    Total assets...........................  $158,362   $  22,252     $180,614
                                             ========   =========     ========
Current liabilities:
 Note payable..............................  $  3,200   $  (3,200)(a) $    --
 Accounts payable..........................    18,042         --        18,042
 Accrued liabilities.......................    21,395      (3,667)(f)   17,646
                                                           (1,500)(g)
                                                            1,418 (f)
 Customer advances and deferred revenue....    17,682         --        17,682
 Current portion of capital leases.........     2,987         --         2,987
                                             --------   ---------     --------
    Total current liabilities..............    63,306      (6,949)      56,357
Senior secured revolving credit facility...       --          --           --
Long-term debt, net of current portion.....     2,133         --         2,133
Lease obligations, net of current portion..    10,336         --        10,336
Senior unsecured notes.....................       --      180,011 (b)  180,011
Other liabilities..........................     5,677      (2,000)(g)    3,677
                                             --------   ---------     --------
    Total liabilities......................    81,452     171,062      252,514
                                             --------   ---------     --------
Commitments and contingencies
Stockholders' equity:
 Preferred stock--$0.01 par value,
  authorized 10,000,000 shares, none issued
  and outstanding .........................       --          --           --
 Common stock--$0.01 par value, authorized
  25,000,000 shares; issued September 30,
  1997--10,932,675 shares, pro forma--
  4,063,492 shares; outstanding September
  30, 1997--10,690,490, pro forma--
  4,063,492 shares.........................       109          34 (c)       40
                                                             (103)(d)
                                                               (3)(h)
                                                                3 (i)
 Paid-in capital...........................    47,922      71,966 (c)    5,330
                                                            5,330 (i)
                                                         (119,888)(d)
 Retained earnings (deficit)...............    29,597     (96,509)(d)  (77,270)
                                                           (4,977)(e)
                                                           (4,666)(f)
                                                             (715)(h)
  Less treasury stock, at cost, September
   30, 1997--242,185 shares, Pro Forma--
   none....................................      (718)        718 (h)      --
                                             --------   ---------     --------
    Total stockholders' equity (deficit)...    76,910    (148,810)     (71,900)
                                             --------   ---------     --------
      Total liabilities and stockholders'
       equity..............................  $158,362   $  22,252     $180,614
                                             ========   =========     ========

      See Notes to Unaudited Pro Forma Consolidated Financial Information.

                         IPC INFORMATION SYSTEMS, INC.

           PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)
                     FOR THE YEAR ENDED SEPTEMBER 30, 1997
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                          PRO FORMA
                                              HISTORICAL ADJUSTMENTS    PRO FORMA
                                              ---------- -----------    ---------
Revenue:
  Product sales and installation............   $179,978        --       $179,978
  Service...................................     90,345        --         90,345
                                               --------   --------      --------
                                                270,323        --        270,323
Cost of revenue:
  Product sales and installation............    127,212        --        127,212
  Service...................................     62,897        --         62,897
                                               --------   --------      --------
                                                190,109        --        190,109
                                               --------   --------      --------
    Gross profit............................     80,214        --         80,214
Research and development expenses...........      9,976        --          9,976
Selling, general and administrative ex-
 penses.....................................     60,697   $    762 (i)    61,459
                                               --------   --------      --------
    Income from operations..................      9,541       (762)        8,779
Interest income (expense), net..............     (1,844)   (19,840)(n)   (23,023)
                                                            (1,339)(m)
Other income (expense), net.................        417       (312)(p)       105
                                               --------   --------      --------
    Income (loss) before provision for in-
     come taxes.............................      8,114    (22,253)      (14,139)
Provision (benefit) for income taxes........      4,280     (9,654)(o)    (5,374)
                                               --------   --------      --------
    Net income (loss).......................   $  3,834   $(12,599)     $ (8,765)
                                               ========   ========      ========
Basic earnings (loss) per share.............   $   0.36                 $  (2.16)
                                               --------                 --------
Basic weighted average shares outstanding...     10,664                    4,063
                                               --------                 --------
Diluted earnings (loss) per share...........   $   0.36                 $  (2.16)
                                               --------                 --------
Diluted weighted average shares outstanding.     10,704                    4,063
                                               --------                 --------


      See Notes to Unaudited Pro Forma Consolidated Financial Information.

        NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

(a) Represents the cash available after application of the proceeds from the Notes and the Equity Investment to fund the repurchase of IPC Common Stock, repay certain other obligations and related fees and expenses due on consummation of the Merger Transactions.

                                                      DECEMBER 31,  SEPTEMBER 30,
                                                          1997          1997
                                                      ------------  -------------
     Proceeds from Notes............................  $   180,011    $   180,011
     Equity Investment..............................       72,000         72,000
     Repurchase of IPC Common Stock.................     (217,493)      (216,500)
     Repayment of note payable......................          --          (3,200)
     Repayment of certain other obligations.........       (3,125)        (3,500)
     Fees and expenses..............................      (22,760)       (23,558)
                                                      -----------    -----------
       Cash available from Merger Transactions......  $     8,633    $     5,253
                                                      ===========    ===========

  The following table reconciles the total costs and expenses related to the Merger Transactions to the amount due upon consummation of the Merger.

                                                      DECEMBER 31,  SEPTEMBER 30,
                                                          1997          1997
                                                      ------------  -------------
     Total professional fees, printing costs and
      other expenses................................  $    16,643    $    16,643
     Less: Amounts paid on account..................          798            --
                                                      -----------    -----------
       Net due on consummation of Merger............       15,845         16,643
                                                      -----------    -----------
     Change of control costs........................        8,333          8,333
     Less: amounts payable over two years subsequent
         to consummation of the Merger..............        1,418          1,418
                                                      -----------    -----------
       Net due on consummation of Merger............        6,915          6,915
                                                      -----------    -----------
       Total due on consummation of Merger..........  $    22,760    $    23,558
                                                      ===========    ===========

  In connection with the repurchase and cancellation of IPC Common Stock, the issuance of Surviving Corporation Common Stock related to the Equity
  Investment and the exchange of the IXnet Common Stock for Surviving
  Corporation Common Stock, the following table reconciles the pre-merger outstanding shares of IPC Common Stock to the pro forma Surviving
  Corporation Common Stock issued and outstanding, assuming (1) the minimum number of shares of IPC Common Stock will be retained and (2) all such transactions occurred at December 31, 1997 and September 30, 1997, respectively.

                                                      DECEMBER 31,  SEPTEMBER 30,
                                                          1997          1997
                                                      ------------  -------------
     Pre-merger shares outstanding..................   10,737,779     10,690,490
     Repurchase and retirement of IPC Common Stock..  (10,356,827)   (10,309,538)
     Issuance of Surviving Corporation Common Stock
      related to the Equity Investment..............    3,428,572      3,428,572
     Exchange of 560 shares of IXnet Common Stock
      for Surviving Corporation Common Stock........      253,968        253,968
                                                      -----------    -----------
     Pro forma issued and outstanding shares of
      Surviving Corporation Common Stock............    4,063,492      4,063,492
                                                      ===========    ===========

  The Unaudited Pro Forma Consolidated Financial Information has been prepared on the basis that the minimum number of shares of IPC Common Stock (380,952 shares) are retained as Surviving Corporation Common Stock. There would be no effect on the Pro Forma Consolidated Balance Sheet or Pro Forma

        NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

  Consolidated Statements of Operations at and for the periods ended December 31, 1997 and September 30, 1997, respectively, if the IPC stockholders elect to retain the maximum number of IPC shares (1,752,381 shares).

(b) Represents the gross proceeds to the Company from the issuance of the Notes.

(c) Represents the issuance of 3,428,572 shares of Surviving Corporation Common Stock at $21 per share.

(d) Represents the repurchase and cancellation by the Company of 10,356,827 shares of IPC Common Stock at December 31, 1997 and 10,309,538 shares of IPC Common Stock at September 30, 1997 at $21 per share.

(e) In connection with the Merger Transactions, the Company will incur $24,976 in fees and expenses. These fees and expenses include $8,333 of change in control costs (see notes (a) and (f)) and $16,643 (see note (a)) of professional fees, printing costs and other expenses. Of the $16,643 in anticipated costs, $3,894 was included in prepaid expenses and other current assets and $3,096 was included in accrued liabilities at December 31, 1997. The $16,643 of fees are as follows:

     Fees and other expenses related to the Revolving Credit Facility, to be amortized over five years commencing with the Merger......  $ 1,725
     Fees and other expenses related to the Note, to be amortized over
      ten years commencing with the Merger............................    9,941
                                                                        -------
      Prepaid debt issuance costs.....................................  $11,666
     Fees and other expenses related to the Merger Agreement, to be
      charged to paid-in-capital upon the Merger......................    4,977
                                                                        -------
       Total professional fees, printing costs and other expenses.....  $16,643
                                                                        =======

(f) The Company will incur $8,333 of change of control costs related to the cancellation of stock options in the amount of $5,808 and change of control severances and bonuses of $2,525. Of the $2,525 in change of control severances and bonuses, $1,418 will be paid in periods subsequent to the Merger. The pro forma consolidated balance sheets at December 31, 1997 and September 30, 1997 reflect the above change of control costs, net of a $3,667 tax benefit.

  Because the above change of control expenses are non-recurring, they have been excluded from the pro forma consolidated statements of operations for the three months ended December 31, 1997 and the year ended September 30, 1997.

(g) In connection with the change of control, the payment of certain other obligations in the amount of $3,125 at December 31, 1997 and $3,500 at September 30, 1997 become due at the Merger.

(h) Represents the cancellation, upon the Merger, of 242,185 shares of IPC Common Stock held in treasury.

(i) Represents the purchase of the minority interest in IXnet, a subsidiary of the Company, by the Company for 253,968 shares of Surviving Corporation Common Stock having an aggregate value of $5,333 at $21 per share. Such amount has been allocated to goodwill and will be amortized over seven years. The pro forma amortization for the three months ended December 31, 1997 and the year ended September 30, 1997 was $191 and $762, respectively.

        NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
              (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)


(j) Represents the amortization of debt issuance cost over the respective terms of the debt financings, for the three months ended December 31, 1997.

     Revolving Credit Facility............................................ $ 86
     Notes................................................................  249
                                                                           ----
                                                                           $335
                                                                           ====

(k) Represents (i) interest expense on the Notes, at an interest rate of 10.875%, compounded semi-annually, (ii) accretion of discount on Notes and
    (iii) interest income on cash available from the Merger Transactions, at an assumed effective interest rate of 5.25% for the three months ended December 31, 1997.

     Interest expense on the Notes...................................... $5,441
     Accretion of discount on the Notes.................................      2
     Less: interest income..............................................    113
                                                                         ------
                                                                         $5,330
                                                                         ======

(l) Represents the income tax benefit related to the pro forma adjustments, for the three months ended December 31, 1997, at the Company's federal and state incremental tax rate of 44%.

(m) Represents the amortization of debt issuance cost over the respective terms of the debt financings, for the year ended September 30, 1997.

     Revolving Credit Facility.......................................... $  345
     Notes..............................................................    994
                                                                         ------
                                                                         $1,339
                                                                         ======

(n) Represents (i) interest expense on the Notes, at an interest rate of 10.875%, compounded semi-annually, (ii) accretion of discount on Notes and
    (iii) interest income on cash available from the Merger Transactions, at an assumed effective interest rate of 5.25% for the year ended September 30, 1997.

     Interest expense on the Notes..................................... $20,108
     Accretion of discount on the Notes................................       8
     Less: interest income.............................................     276
                                                                        -------
                                                                        $19,840
                                                                        =======

(o) Represents the income tax benefit related to the pro forma adjustments, for the year ended September 30, 1997, at the Company's federal and state incremental tax rate of 44%.

(p) Represents the reversal of the after-tax minority interest benefit associated with IXnet's losses for the year ended September 30, 1997.

       SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER INFORMATION

  The selected historical consolidated financial information set forth below for the Company as of September 30, 1997 and 1996 and for each of the three years in the period ended September 30, 1997 is derived from the audited consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated financial information set forth below for the Company as of September 30, 1995 is derived from the consolidated financial statements not included elsewhere herein. The selected historical combined financial information set forth below for the Company as of September 30, 1994 and 1993 and for each of the two years in the period ended September 30, 1994 is derived from the combined financial statements not included elsewhere herein.

  The unaudited consolidated pro forma financial information of the Company set forth below is based on historical consolidated financial statements of the Company as adjusted to give effect to the Merger Transactions. The pro forma statements of operations for the three months ended December 31, 1997 and for the year ended September 30, 1997 give effect to the Merger Transactions as if they had occurred as of October 1, 1996. The pro forma balance sheets give effect to the Merger Transactions, as if they had occurred at September 30, 1997 and December 31, 1997, respectively. This table should be read in conjunction with, and is qualified in its entirety by, the historical financial statements, including the notes thereto, of IPC included elsewhere in this prospectus. The unaudited pro forma financial information is not indicative of the results that actually would have occurred had the Merger been consummated on the dates indicated, or which may be attained in the future.

                                                                                             THREE MONTHS ENDED
                                        YEAR ENDED SEPTEMBER 30,                                DECEMBER 31,
                          -------------------------------------------------------------    -------------------------
                                                                                 PRO                           PRO
                                             ACTUAL                             FORMA          ACTUAL         FORMA
                          ---------------------------------------------------  --------    ----------------  -------
                            1993      1994         1995      1996      1997    1997(1)      1996     1997    1997(1)
                          --------  --------     --------  --------  --------  --------    -------  -------  -------
                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND RATIO DATA)
STATEMENT OF OPERATIONS
 DATA:
Revenues................  $112,714  $163,671     $206,254  $249,508  $270,323  $270,323    $59,411  $67,052  $67,052
Gross profit............    31,152    48,043       63,173    76,818    80,214    80,214     17,574   26,627   26,627
Selling, general and
 administrative expense.    19,542    23,727       31,038    45,143    60,697    61,459     13,847   16,557   16,748
Research and development
 expense................     7,703     7,654       10,108    11,467     9,976     9,976      2,372    2,404    2,404
Income (loss) from
 operations.............     3,907    16,662       22,027    20,208     9,541     8,779      1,355    7,666    7,475
Interest income
 (expense), net.........    (1,404)   (1,568)         233      (678)   (1,844)  (23,023)      (463)    (440)  (6,105)
Net income (loss).......     1,753    16,549 (2)   13,267    12,129     3,834    (8,765)       566    3,594      314
Basic earnings per
 share..................       --        --          1.26      1.15      0.36     (2.16)      0.05     0.34     0.08
Basic weighted average
 shares outstanding.....       --        --        10,506    10,590    10,664     4,063     10,647   10,711    4,063
Diluted earnings per
 share..................       --        --      $   1.26  $   1.14  $   0.36  $  (2.16)   $  0.05  $  0.33  $  0.08
Diluted weighted average
 shares outstanding.....       --        --        10,506    10,615    10,704     4,063     10,758   10,865    4,063
Pro forma earnings per
 share..................       --   $   1.11 (3)      --        --        --        --         --       --       --
Pro forma weighted
 average shares
 outstanding............       --      8,535 (3)      --        --        --        --         --       --       --
Supplemental pro forma
 earnings per share.....       --   $   0.88 (4)      --        --        --        --         --       --       --
STATEMENT OF CASH FLOWS
 DATA:
Net cash provided by
 (used in) operating
 activities.............  $ (5,160) $  7,253     $  7,343  $(14,737) $ 24,146  $ 11,547    $ 8,359  $ 8,845  $ 6,363
Net cash (used in)
 investing activities...    (1,494)   (1,173)      (8,506)  (12,737)  (14,474)  (14,474)    (2,989)  (2,587)  (2,587)
Net cash provided by
 (used in) financing
 activity...............     7,328    (4,795)      14,337    13,785   (10,043)   (4,790)    (6,391)  (3,771)   4,064
OTHER DATA:
Depreciation and
 amortization...........  $  4,214  $  4,288     $  3,840  $  6,388  $  8,743  $  9,505    $ 1,707  $ 2,787  $ 2,978
EBITDA(5)(6)............     8,121    20,950       25,867    26,596    18,284    18,284      3,062   10,453   10,453
EBITDA to interest
 expense................      5.8x     13.1x        61.6x     24.4x      9.0x      0.8x(7)    6.1x    19.3x     1.7x
Ratio of earnings to
 fixed charges (8)......      2.7x      8.4x        23.9x     12.2x      3.9x      0.4x       2.3x    11.2x     1.2x

                                             SEPTEMBER 30,                      DECEMBER 31, 1997
                         -----------------------------------------------------  ------------------
                                                                     PRO FORMA              PRO
                          1993     1994     1995     1996     1997    1997(9)    ACTUAL  FORMA (9)
                         ------- -------- -------- -------- -------- ---------  -------- ---------
                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA:
Cash and cash
 equivalents............ $ 1,574 $  2,616 $ 15,786 $  2,306 $  1,465 $  6,718   $  3,655 $ 12,288
Working capital.........  16,696   27,661   46,851   50,807   46,933   59,135     49,811   61,395
Total assets............  70,120  110,702  128,036  141,877  158,362  180,614    169,788  191,526
Long-term debt, net of
 current portion........  12,916   10,663      --     3,429   12,469  192,480     13,209  193,220
Stockholders' equity
 (deficit)..............   7,328   21,122   58,504   71,715   76,910  (71,900)    81,314  (68,489)
Book value per share....    1.00     2,91     5.56     6.75     7.19   (17.70)      7.57   (16.86)
Shares issued and
 outstanding............   7,331    7,256   10,522   10,618   10,690    4,063     10,738    4,063

--------
(1) The pro forma statement of operations information reflects the Merger Transactions as if the Merger Transactions occurred on October 1, 1996. See the Company's unaudited pro forma financial information included elsewhere in this Prospectus.
(2) Net income includes the cumulative effect of the Company's termination of its S corporation status which resulted in a tax benefit of $3,295.
(3) Pro forma earnings per share was computed by dividing pro forma net income (income before provision for income taxes less pro forma provision for income taxes) by pro forma weighted average number of shares outstanding. The pro forma provision for income taxes assumes that IPC was subject to corporate federal income taxes for the year and excludes the tax benefit associated with the termination of the Company's S corporation status (See
    (1) above). Pro forma weighted average number of shares outstanding is the historical weighted average number of shares outstanding during the past year adjusted to give effect to the number of shares whose proceeds were necessary to pay the remaining S corporation distribution to the stockholders of IPC prior to IPC's initial public offering of stock.
(4) Effective October 1, 1994, and in connection with the Company's initial public offering, IPC converted from an S corporation to a C corporation. Supplemental pro forma earnings per share for 1994 has been calculated using the Company's reported income before taxes and giving effect for both the Company's fiscal 1995 effective tax rate and weighted average shares outstanding.
(5) EBITDA consists of income from operations plus depreciation and amortization. EBITDA is provided because it is a measure commonly used in the telecommunications industry. It is presented to enhance an understanding of the Company's operating results and is not intended to represent cash flow or results of operations in accordance with generally accepted accounting principles ("GAAP") for the periods indicated. EBITDA is not calculated under US GAAP and is not necessarily comparable to similarly titled measures of other companies. See the Company's consolidated financial statements and notes thereto included elsewhere in this Prospectus. For certain state income tax purposes (including New York State, where a substantial portion of the Company's revenues and net income have been generated) the Company is not allowed to deduct the losses of IXnet which have been material to the income of its other operations. As a result, the Company's EBITDA will not necessarily all be available to pay its interest expense.
(6) The Company's EBITDA has been reduced by $0.6 million, $3.7 million and $8.3 million during the three year periods ended September 30, 1997, respectively, related to operation of IXnet, a subsidiary of the Company which was founded in 1993 and commenced operations in fiscal 1995. Such amounts for the three months ended December 31, 1996 and 1997 were $1.5 million and $2.5 million, respectively.
(7) On a pro forma basis, EBITDA for the year ended September 30, 1997 was insufficient to cover interest expense. The difference between the EBITDA and interest expense is $5.2 million. Pro forma interest expense for 1997 includes $21.4 million of non-cash interest expense on the Notes. Cash interest on the Notes will not be payable until 2001.

(8) The ratio of earnings to fixed charges is computed by dividing pretax income from continuing operations before fixed charges (other than capitalized interest) by fixed charges. Fixed charges consist of interest charges and amortization of debt expense and discount or premium related to indebtedness, whether expensed or capitalized, and 10% of rental expense which the Company believes to be representative of interest. On a pro forma basis, 1997 earnings would have been insufficient to cover fixed charges. The difference between the Company's 1997 pro forma earnings and fixed charges is $14.1 million. Cash interest on the Notes will not be payable until 2001.
(9) The pro forma balance sheet information reflects the Merger Transactions as if the transactions occurred on December 31, 1997 and September 30, 1997. See the Company's unaudited pro forma financial information included elsewhere in this Prospectus.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

  The Company is a leader in providing integrated telecommunications equipment and services that facilitate the execution of transactions by the financial trading community. Such transactions involve the trading of equity and notes, commodities, currencies and other financial instruments. The Company designs, manufactures, installs and services turret systems and installs and services the cabling infrastructure and networks which provide financial traders with desktop access to time-sensitive communications and data. The Company's primary customers include securities and investment banking firms, merchant and commercial banks, interdealer brokers, foreign exchange and commodity brokers and dealers, securities and commodity exchanges, mutual and hedge fund companies, asset managers and insurance companies. The Company uses an integrated approach to marketing its products and services, leveraging its established customer base throughout the financial trading community. In addition, through its subsidiary, IXnet, the Company operates an international voice and data network, providing a variety of dedicated private line, managed data and switched services, which has been specifically designed to meet the specialized telecommunications requirements of the financial trading community.

  The Company's operations include turret systems, I.T.S. and network services (IXnet). The Company accounts for sales of turret systems to distributors and direct sales and installations of turret systems as "turret sales and installation." The Company accounts for revenue from turret system maintenance, including annual and multi-year service contracts, and from moves, additions and changes to existing turret system installations as "turret service." The Company accounts for revenue from I.T.S. design, integration and implementation projects, from sales of intelligent network products, such as hubs, bridges and routers, from on-site maintenance of customer I.T.S., including annual and multi-year contracts, and from the provision of outsourcing services for the support, expansion and upgrading of existing customer networks as "I.T.S. sales, installation and service." Additionally, the Company accounts for revenue derived from the IXnet Network as "network services."

  Revenue from turret and I.T.S. sales and installation is recognized upon completion of the installation, except for revenue from sales of turret systems to distributors, which is recognized upon shipment of turret products by IPC. Invoices representing progress payments are submitted during various stages of the installation. The revenue attributable to such advance payments is deferred until system installation is completed. In addition, contracts for annual recurring turret and I.T.S. services are generally billed in advance, and are recorded as revenue ratably (on a monthly basis) over the contractual periods. Revenue from moves, additions and changes to turret systems is recognized upon completion, which usually occurs in the same month or the month following the order for services. Revenue from network services are recognized in the month the service is provided.

  Cost or revenue for turret systems and I.T.S. includes material and labor associated with the installation of a project or service. Cost of revenue for network services includes charges from carriers for bandwidth associated with network services revenue.

  Due to the substantial sales price of the Company's large turret and I.T.S. installations and the Company's recognition of revenue only upon completion of installations, revenue and operating results could fluctuate significantly from quarter to quarter. However, the Company's service business generates a more consistent revenue stream than sales and installation and, consequently, these fluctuations could be somewhat diminished in the future as the Company's service business expands.

  In connection with the proposed Merger Transactions, the Company will incur various one-time costs currently estimated at $25.0 million. These costs consist primarily of professional fees, printing costs, change of control costs and other expenses. While the exact timing, nature and amount of these costs are subject to change the Company will incur a one-time charge of approximately $8.3 million in the quarter in which the Merger is consummated. This one-time charge is included in the $25.0 million referred to above and consists of certain change in control bonuses and severance payments aggregating $2.5 million and payment to option holders, upon cancellation of their stock options, aggregating $5.8 million. As a result of the foregoing, the Company expects to incur a net loss in the quarter in which the Merger is recorded. Because this loss would result directly from the one-time charge incurred in connection with the Merger Transactions, the Company does not expect this loss to materially impact its liquidity or ongoing operations.

RESULTS OF OPERATIONS

COMPARISON OF THE THREE MONTHS ENDED DECEMBER 31, 1997 TO THE THREE MONTHS ENDED DECEMBER 31, 1996

  Revenue. Total revenue increased by $7.7 million, or 12.9%, to $67.1 million for the three months ended December 31, 1997 (the "1997 period") from $59.4 million for the three months ended December 31, 1996 (the "1996 period").

  Turret sales and installation and service revenue increased by $11.0 million, or 28.8%, to $49.0 million in the 1997 period from $38.0 million in the 1996 period. The revenue increase related to new installations was $9.5 million, primarily from sales of the Company's Tradenet MX product. The increase in service revenue in the 1997 period as compared to the 1996 period was $1.5 million, principally due to the Company's increasing customer base.

  Revenue from I.T.S. sales, installation and service decreased by $7.6 million, or 41.7%, to $10.7 million in the 1997 period from $18.3 million in the 1996 period. I.T.S. revenue from new installations decreased $10.8 million in the 1997 period as compared with the 1996 period. For its full fiscal year, the Company expects revenue from I.T.S. to decrease from fiscal 1997 levels, but does not expect this decrease to have a material effect on its operating income. Partially offsetting the decrease in I.T.S. installation revenue was an increase in service related revenue of $3.2 million in the 1997 period as compared to the 1996 period. The increase in service revenue is partially related to moves, adds and changes from several large new installation projects which were recognized as revenue in prior quarters.

  Revenue from network services, classified as service revenue, increased by $4.3 million, or 140.7%, to $7.4 million in the 1997 period from $3.1 million in the 1996 period. The increase is related to the increased customer base and increased customer utilization of IXnet's international telecommunication network during the 1997 period.

  Cost of Revenue. Cost of revenue (as a percentage of revenue) of 60.3% for the 1997 period decreased as compared to 70.4% in the 1996 period. The decrease is principally attributable to turret sales and installation and service revenue which was partially offset by an increase in cost related to network services revenue. The lower costs of turret revenue resulted from a higher percentage of revenue from products manufactured by the Company (Tradenet MX) during the 1997 period as compared to the turret revenue mix during the 1996 period. Turret sales and installation from manufactured products contain a lower cost of revenue as compared to third party products, I.T.S. sales, installation and service and network services.

  Research and Development. Research and development expenses remained consistent at $2.4 million for both the 1997 period and 1996 period. Research and development expenses remained consistent due to initiatives taken by the Company in fiscal 1997 so that research and development spending is focused on the continued integration of the Tradenet MX family with the IXnet Network as well as the enhancement of existing features of the Tradenet MX family to sustain the Company's leadership position in voice-based products.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses ("S,G&A") increased by $2.7 million, or 19.6% to $16.6 million in the 1997 period from $13.9 in the 1996 period. Approximately, $2.1 million of the increase (of which $0.6 million is depreciation) is due to infrastructure costs associated with the expansion of the IXnet Network, people resources and other expenses required to build, manage and grow this business. The Company intends to continue to invest in the IXnet Network. As the Company deploys this network, management anticipates that S,G&A will increase. These expenses will be incurred prior to the realization of anticipated related revenue.

  Interest Income/(Expense). Interest expense, net for the 1997 period decreased slightly to $0.4 million from $0.5 million in the 1996 period. The decrease resulted from lower utilization of the Company's revolving credit facilities during the current period, partially offset by interest expense associated with an increase in the Company's capital lease obligations. Interest expense will increase substantially as a result of the Offering.

  Provision for Income Taxes. The Company's effective tax rate was 50.0% for the 1997 period compared to 50.9% for the 1996 period.

COMPARISON OF THE YEAR ENDED SEPTEMBER 30, 1997 TO THE YEAR ENDED SEPTEMBER 30, 1996

  Revenue. Total revenue increased by $20.8 million or 8.3% to $270.3 million in the year ended September 30, 1997 from $249.5 million in the year ended September 30, 1996.

  Turret installation and related service revenue increased by $10.7 million, or 6.4%, to $177.6 million in the year ended September 30, 1997 from $167.0 million in the year ended September 30, 1996. Turret revenue growth for the year ended September 30, 1997 is from higher third party products sold in conjunction with the Tradenet MX product.

  Revenue from I.T.S. sales and related service decreased by $4.1 million, or 5.2% to $74.8 million in the year ended September 30, 1997 from $78.8 in the year ended September 30, 1996. Although the number of new installations in 1997 were comparable to 1996, the decrease in revenue from new installations related to lower revenue from the two largest installations during 1997 as compared with 1996. This decrease was partially offset by higher service related revenue in 1997 as compared to 1996.

  Revenue from network services increased by $14.2 million, or 383.4% to $17.9 million in the year ended September 30, 1997 from $3.7 million in the year ended September 30, 1996. The increase is from the continued buildup of IXnet's international telecommunication network during 1997. Annualized revenue for the month of September 1997 was $24.8 million, an increase in excess of 148% as compared with September 1996.

  Cost of Revenue. Cost of revenue (as a percentage of revenue) of 70.3% in the year ended September 30, 1997 increased slightly as compared to 69.2% in the year ended September 30, 1996. The increase is attributable to higher third party product revenue associated with turret installations in 1997, which typically has a higher cost of revenue than the Company's manufactured products and higher project costs for I.T.S. revenue. Network service cost (as a percentage of revenue) decreased in fiscal 1997 as compared with fiscal 1996 due to higher utilization of the IXnet Network in fiscal 1997.

  Research and Development Expenses. Research and development expenses decreased by $1.5 million, or 13.0%, to $10.0 million in the year ended September 30, 1997 from $11.5 million in the year ended September 30, 1996. The decrease is from the consolidation of research and development organizations and the termination of development work on an Asynchronous Transfer Mode ("ATM") project. Also, spending during the year ended September 30, 1997 had a higher mix of software development as opposed to hardware applications. The Company intends to focus on the integration of the Tradenet MX turret with IXnet's network capabilities as well as the enhancement of existing features of the Tradenet MX family to sustain the Company's leadership position in voice-based products.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $15.6 million, or 34.5%, to $60.7 million in the year ended September 30, 1997 from $45.1 million in the year ended September 30, 1996. Approximately, $11.3 million of the increase (of which $2.2 million is depreciation) is due to infrastructure costs associated with the expansion of IXnet's international telecommunications network, people resources and other expenses required to build, manage and grow this global business. The Company intends to continue to fund the buildup of IXnet's network. As the Company deploys its network, management anticipates that selling, general and administrative expenses will increase. These expenses may be incurred prior to the realization of anticipated related revenue. Additionally, included in selling, general and administrative expenses for the year ended September 30, 1997 is $0.65 million or $0.04 per share representing the settlement of a employment agreement with the former Chief Operating Officer.

  Interest Income/(Expense). Interest (expense), net increased by $1.2 million to $1.9 million for the year ended September 30, 1997 from $0.7 million for the year ended September 30, 1996. The increase is due to higher utilization of the Company's Revolving Credit Facility and capital lease obligations used primarily to finance capital expenditures for IXnet during 1997.

  Provision for Income Taxes. The Company's effective tax rate was 52.8% for the year ended September 30, 1997 compared to 39.7% for the year ended September 30, 1996. The increase is primarily due to IXnet's losses during 1997 for which the Company is not able to receive certain state statutory tax benefits.

COMPARISON OF THE YEAR ENDED SEPTEMBER 30, 1996 TO THE YEAR ENDED SEPTEMBER 30, 1995

  Revenue. Total revenue increased by $43.3 million or 21.0%, to $249.5 million in the year ended September 30, 1996 from $206.2 million in the year ended September 30, 1995.

  Turret installation and related service revenue increased by $16.1 million, or 10.6%, to $167.0 million in the year ended September 30, 1996 from $150.9 million in the year ended September 30, 1995. This increase is primarily attributable to the increased acceptance of Tradenet MX. Management expects that sales of Tradenet MX will continue to generate the majority of turret sales and installation revenue for the foreseeable future.

  Revenue from I.T.S. sales and related service increased by $23.5 million, or 42.5% to $78.8 million in the year ended September 30, 1996 from $55.3 million in the year ended September 30, 1995. These increases were attributable to the continuing development and expansion of the I.T.S. business.

  Revenue from network services of $3.7 million for the year ended September 30, 1996 resulted from IXnet's implementation of its international telecommunication network during 1996, achieving recurring monthly revenue at an annualized rate exceeding $10 million at fiscal year end.

  Cost of Revenue. Cost of revenue (as a percentage of revenue) decreased to 69.2% for the year ended September 30, 1996 from 69.4% for the year ended September 30, 1995. This decrease is due to continued installation efficiencies and manufacturing cost reductions.

  Research and Development Expenses. Research and development expenses increased by $1.4 million, or 13.4%, to $11.5 million in the year ended September 30, 1996 from $10.1 million in the year ended September 30, 1995. The increase was due to the development of new products and enhancements to existing products. Also, research and development expenses for the year ended September 30, 1996 include expenses by IPC Bridge. Bridge Electronics, Inc., now known as IPC Bridge, was acquired by the Company in April 1995. The Company believes that development of new products and enhancements to existing products are essential to its continuing success, and management intends to continue to devote substantial resources to research and product development in the future.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $14.1 million, or 45.4%, to $45.1 million in the year ended September 30, 1996 from $31.0 million in the year ended September 30, 1995. These increases are attributable to an increase in headcount and other expenses to support higher business levels, start up costs associated with IXnet and the continued development and geographic expansion of the Company's I.T.S. business.

  Interest Income/(Expense). Interest income/(expense) decreased to $0.7 million in expense for the year ended September 30, 1996 from $0.2 million in income for the year ended September 30, 1995. This decrease was primarily due to the Company's utilization of its line of credit during fiscal 1996. Total interest expense for the fiscal year ended 1996 was $1.1 million compared to $0.4 million in the fiscal year ended 1995.

  Provision for Income Taxes. The Company's effective tax rate for the years ended September 30, 1996 and 1995 was 39.7% and 41.0%, respectively.

LIQUIDITY AND CAPITAL RESOURCES

  Since the Company's initial public offering in fiscal 1995, the Company has satisfied its cash requirements through capital lease financing and bank lines of credit. The Company's principal uses of cash are to fund working capital requirements, losses of its IXnet subsidiary and capital expenditures principally related to the expansion of IXnet's international telecommunications network.

  Net cash provided by operating activities was $8.8 million in the three month period ending December 31, 1997 (the "1997 Period") as compared to net cash provided by operating activities of $8.4 million for the three months ended September 30, 1996 (the "1996 Period"). Net cash provided by operating activities for the 1997 Period reflects a significant improvement in income from operations and higher depreciation expense as compared with the 1996 Period, which was principally related to working capital improvements. The increase in depreciation and amortization expense is largely the result of increased capital expenditures, of which $2.1 million was financed with capital lease obligations principally for IXnet during the 1997 Period as compared with $3.7 million in the similar period of the prior year.

  Cash used in investing activities was $2.6 million in the 1997 Period as compared with $3.0 million in the 1996 Period. Net cash used in investing activities include expenditures related to the acquisition of IPC Bridge and for property, plant and equipment, principally for the IXnet Network.

  The Company maintains short-term credit facilities with various banks up to $35.0 million of which none was outstanding at December 31, 1997. The weighted average interest rate was 6.63% during the 1997 period as compared to 6.43% in the comparable prior year period.

  In April 1997, the Company purchased its sole manufacturing facility and related land in Westbrook, Connecticut for $2.5 million using the Company's short-term credit facility. In July 1997, this purchase was refinanced through a mortgage agreement with a bank for $2.2 million. The term of the mortgage is for eight years with a twenty year payout bearing interest at Libor plus 125 basis points. The Company entered into an interest rate swap agreement with its bank in order to fix the interest rate over the eight year term at an effective interest rate of 7.85%.

  In connection with the implementation of the IXnet Network, IXnet has entered into capital lease agreements for certain network switching equipment, aggregating approximately $2.1 million for the 1997 Period as compared with $3.7 million in the 1996 Period.

  On December 18, 1997, IPC and AAC entered into the Merger Agreement. The Merger Agreement provides, among other things, for the merger of AAC with and into IPC, with IPC as the Surviving Corporation, concurrently with the closing of the Offering. Under the terms of the Merger Agreement, subject to dissenters' rights, each share of IPC Common Stock will be converted at the election of the holder thereof into either (i) the right to receive $21.00 in cash or (ii) the right to retain one share of Surviving Corporation Common Stock, subject to proration in certain circumstances. The Merger is subject to majority stockholder approval and regulatory approval. As a result of the Merger, AAC's parent, CSH LLC, a majority of whose membership interests are owned by CVC and others, will receive in exchange for its shares of common stock of AAC not less than 54% nor more than 90% of the number of shares of Surviving Corporation Common Stock expected to be outstanding after the Merger. See "The Merger and the Financings."

  The Notes are part of the financings to consummate the Merger. The balance of the proceeds necessary to consummate the Merger Transactions will be funded by the Equity Investment. Such amounts will be used to (a) pay up to $217.5 million to those IPC stockholders who choose to convert their shares of IPC Common Stock into cash, (b) repay existing indebtedness of the Company under the Existing Bank Credit Facilities, of which there was no outstanding balance at December 31, 1997, and certain other liabilities of the Company, and (c) pay an estimated $25.0 million in transaction fees and expenses, of which $22.8 million will be paid upon the consummation of the Merger. Any remaining proceeds will be used for working capital and other purposes. The Offering is conditioned upon the closing of the Merger, the Equity Investment and the Revolving Credit Facility. See "The Merger and Financings" and "Certain Relationships and Other Related Transactions."

  The Company believes that cash flows from operations and existing Revolving Credit Facility would be sufficient to meet its working capital and capital expenditure needs for the near future. The Company does not rule out seeking additional debt or equity for other corporate purposes.

  On February 13, 1998, the Company purchased, by the issuance of a promissory note in the amount of $6.7 million, plus accrued interest, due on April 8, 1998, all of the issued and outstanding common stock of MXNet, a wholly owned subsidiary of National Discount Brokers Group, Inc. In addition, MXNet entered into employment agreements with four MXNet executives which included signing and retention bonuses in the aggregate amount of $1.1 million payable over two years. This acquisition will be accounted for as a purchase and will result in approximately $5.5 million of goodwill.

QUARTERLY FLUCTUATIONS AND THE EFFECTS OF INFLATION

  The size and lead time of new orders can vary substantially and, since the Company generally recognizes revenue from the sale and installation of turret systems and I.T.S. on the completion of an installation, the Company's quarterly results of operations may fluctuate significantly. Management does not believe that inflation has a significant effect on the Company's results.

FOREIGN EXCHANGE

  The Company's shipments to foreign distributors are generally invoiced in U.S. Dollars. As a result, the Company believes its foreign exchange transaction exposure caused by these shipments is insignificant. However, if the U.S. Dollar appreciates significantly relative to the currency in which the Company's customers receive revenues, it could have an impact on the Company's customers' ability to make payments to the Company. Sales to the Company's customers in the United Kingdom are denominated in British Pounds Sterling. The Company does not hedge its net asset exposure to fluctuations in the U.S. Dollar/British Pound Sterling exchange rate. Accordingly, the Company is subject to risks associated with such fluctuation. However, adjustments to the Company's financial position as a result of currency fluctuations have not been significant.

                                   BUSINESS

OVERVIEW

  The Company is a leader in providing integrated telecommunications equipment and services that facilitate the execution of transactions by the financial trading community. Such transactions involve the trading of equity and debt securities, commodities, currencies and other financial instruments. The Company designs, manufactures, installs and services turret systems and installs and services the cabling infrastructure and networks which provide financial traders with desktop access to time-sensitive communications and data. The Company's primary customers include securities and investment banking firms, merchant and commercial banks, interdealer brokers, foreign exchange and commodity brokers and dealers, securities and commodity exchanges, mutual and hedge fund companies, asset managers and insurance companies. The Company uses an integrated approach to marketing its products and services, leveraging its established customer base throughout the financial trading community. In addition, through its subsidiary, IXnet, the Company operates an international voice and data network, providing a variety of dedicated private line, managed data and switched voice services, which has been specifically designed to meet the specialized telecommunications requirements of the financial trading community. In 1997, the Company's total revenues were approximately $270.3 million and total EBITDA was approximately $18.3 million.

  The Company's three major operating units are:

  Turret Systems. The Company's sophisticated turret systems, consisting of turrets and associated backroom switching equipment, provide highly reliable, "non-blocking" voice communications for trading operations. In addition, these systems incorporate a proprietary design, including many features designed to increase the trader's productivity, such as expanded access to telephone lines, rapid call completion, high voice quality, built-in redundancy, trader mobility, personalized call button layouts and the ability to implement system upgrades via software changes as opposed to hardware changes. The Company estimates that it has the largest installed base of turrets in the world, including a majority of the installed base of turrets in New York City and a significant presence in other major financial centers. The Company offers a full-line of digital turret systems, including systems for trading floors with over 1,000 trading positions as well as systems for smaller operations with as few as five trading positions. The Company also provides its customers with post-installation maintenance and service, often pursuant to long-term contracts.

  Information Transport Systems. The Company's I.T.S. division provides cabling infrastructure, design, installation and maintenance services for high speed voice and data networks, including LANs, WANs and data connectivity applications. The Company's I.T.S. engineers design and implement intelligent network infrastructures to provide connectivity to a wide array of customer-owned devices. The I.T.S. division's expertise includes network design, utilizing components from suppliers such as Cisco, 3Com, Bay Networks and Xylan, and the installation of all available physical transport media, including copper, fiber optic and coaxial cable. I.T.S. services also include project management for network infrastructure upgrades and on-site, as well as on-call, technical support. The Company stations I.T.S. personnel on-site for many major customers.

  IXnet. IXnet has deployed and continues to expand the IXnet Network specifically designed to address the needs of the global financial community. The IXnet Network uses uniform equipment platforms and includes NOCs and switches located in New York and London, POPs and CANs in 15 financial centers including Frankfurt, Paris, Zurich, Tokyo and Hong Kong and additional CANs in 29 other cities at December 31, 1997. The IXnet Network employs leased dedicated long-haul circuits to connect IXnet Network cities and leased dedicated local circuits to connect customers to the IXnet Network. Because the IXnet Network is, for the most part, leased, the Company generally can rapidly expand capacity in response to increased customer traffic while reducing the level of capital expenditures required in advance of related revenues. However, the Company may participate in the ownership of transmission facilities from time to time where it believes there will eventually be sufficient traffic to improve gross margins. The IXnet Network combines the benefits of high quality, security and end-to-end connectivity from a single network provider, which have historically only been available through private networks, with the significant advantages of lower cost, outsourcing of network management, and the ability for network subscribers to communicate over dedicated circuits not only with other offices of the same firm but also with other IXnet subscriber firms, without needing to access multiple disparate public networks.

  Through IXnet, the Company provides a variety of telecommunications services, including dedicated private line, managed data and switched voice communications among network subscribers. These services include specific applications for the financial trading community such as turret-to-turret communications, multi-location voice broadcast and on- and off-net long-distance voice and data transport services. IXnet provides dedicated private network connectivity to the financial trading community in the U.S., the countries of the European Union, Japan, Hong Kong, Singapore and several other countries. IXnet is authorized to provide interstate long distance voice service throughout the U.S., to provide international resale of long-distance services between the U.S. and the U.K., Canada, Sweden, New Zealand and Australia, and to resell private line service to numerous international points. See "Regulatory Environment." The installation of a CAN in a customer location often leads to subsequent sales of additional telecommunications services. As of December 31, 1997, the Company provided telecommunications services to 150 customers and had 229 CANs.

  The Company was established in 1973 as Interconnect Planning Corporation to provide telephone equipment specifically designed to perform in the demanding environment of the financial trading community. In 1986, the Company, then owned by Contel Corporation and known as Contel IPC, opened its current manufacturing facility in the U.S. and commenced operations in the U.K. In October 1991, the Company was acquired from Contel Corporation and renamed IPC Information Systems, Inc. On October 3, 1994, the Company completed its initial public offering of 3,250,000 shares of common stock at $15.00 per share.

INDUSTRY BACKGROUND

  Turret Systems. The turret systems industry is characterized by a small number of manufacturers of highly specialized telecommunications systems sold primarily to companies in the financial trading community. A trader requires highly reliable, non-blocking simultaneous access to multiple lines which cannot be provided by traditional PBX systems. In order to meet these specific needs, a small number of manufacturers have developed highly specialized voice communications systems called turret systems. Turret systems must be exceptionally reliable because of the time-sensitive nature of trading activity and the high potential opportunity cost of a service outage. A single trading floor may contain in excess of 1,000 turrets, with each turret providing access to hundreds of telephone lines.

  Telecommunications Services. The telecommunications marketplace has experienced a transformation over the last decade. Improved technology and increased competition, due in part to widespread regulatory reform, have contributed to the rapid expansion of telecommunications traffic. The financial trading community has grown significantly, while at the same time individual firms have expanded operations to new international locations to compete in the global marketplace. Many of these firms require extensive communication network capabilities to remain competitive in this environment. The Company believes that most readily available alternatives either do not adequately address the specific needs for seamless, high performance international communications between the various trading partners, or provide the required services in a suboptimal manner which is neither ideal for the client nor cost effective for the provider.

  To date, financial trading firms have had two alternatives for addressing their exacting telecommunications demands: (i) building a private network, thereby incurring substantial development and ongoing costs while primarily providing connectivity among various locations of a single firm; or (ii) utilizing the broad based common carriers' public networks, which consist of numerous non-homogeneous systems and services offered by a multiplicity of local providers in different national markets. Presently, a large portion of international communications, including services marketed by some of the largest telecommunications carriers and the global telecommunications alliances as "virtual private network" services, are typically conducted through disparate public networks and service organizations that do not offer the quality, services, reliability or timeliness of delivery that would be available through a dedicated private network.

  LAN/WAN Infrastructure, Design, Installation and Maintenance. Integrated high speed internal data communications networks have become critical to financial services companies. Companies are installing increasingly complex computing environments centered around LANs and WANs that connect networked desktop personal computers and workstations, printers, telecommunications equipment, file servers and facsimile machines. As network requirements have grown and network designs have become more complex, many companies have chosen to outsource their LAN/WAN design, installation and maintenance needs to independent specialists.

BUSINESS STRATEGY

  The Company's strategy is to enhance its turret system leadership position and leverage its established customer relationships to become the preferred network provider to the financial trading community. The principal elements of the Company's business strategy include the following:

  Increase Market Share of Turret Systems on Large Trading Floors. The Company estimates that its turrets represent a majority of the total installed base of turrets in New York, approximately 38% of the total installed base of turrets in London and lower percentages in other financial centers such as Hong Kong, Tokyo and Frankfurt. Between 1994 and 1997, the Company estimates that it increased its market share of the installed base of turrets in London from 24% to 38%. The Company believes that there is substantial opportunity to achieve substantial increases in other financial centers, as well as further increasing its London market share by dedicating additional sales and marketing resources and by focusing on the large installation opportunities the Company expects will continue to be created in the financial services industry expansion and consolidation trend. The Company expects to further grow market share as its customers expand to new locations and standardize their technology platforms. The Company also believes it will generate substantial new sales from existing customers who upgrade their older analog turret systems with digital systems; currently, analog systems represent approximately half of the Company's installed base of turrets.

  Penetrate New Markets. The Company's turret systems have traditionally been designed as "high-end" products offering optimal performance for large trading organizations at premium prices. The Company has enjoyed strong market share among large trading organizations such as global investment banks and is now focusing on penetrating other markets. These markets include smaller broker/dealers, hedge funds and asset management companies, as well as commodity trading operations in non-financial firms (such as energy-related companies) and regional trading organizations based in emerging markets which typically require either smaller installations or less functional capability. The Company has recently completed development of two new products to meet the needs of these customers: VS-MX, a turret system designed to be cost effective for the smallest trading organizations; and TraderConnect, a Centrex-like managed service. The VS-MX system, which the Company intends to begin shipping in the spring of 1998, shares most of the features of the Company's flagship Tradenet MX(R) product but provides comparable price performance per trading position for locations with between five and 16 trading positions. The Company believes that this product will enable it to penetrate new geographic markets in Latin America and Asia, as well as smaller trading operations in established markets. The Company also offers MX Compact, a turret system designed for trading floors with 16 to 40 trading positions. TraderConnect is a managed service in which the Company owns and operates a centrally located and shared trading turret system and provides IXnet Network services to the customer. TraderConnect meets the needs of trading organizations that either cannot afford the upfront investment of a full turret system or prefer to outsource. The Company offers TraderConnect in New York and intends to begin providing this service in London during 1998 and in other financial centers thereafter. The Company intends to use TraderConnect to increase its penetration of smaller accounts in major financial centers.

  Leverage Existing Customer Relationships to Provide Enhanced Telecommunications Services. The Company believes it is in a strong position to provide private network services via IXnet to the financial trading community by virtue of IPC's large installed base of turret systems and established relationships with many of the largest firms involved in global trading activity. The Company believes its reputation for high quality service will enable it to capture much of the telecommunications services revenue generated by these clients. A substantial portion of the total telecommunications spending by financial services firms is generated by trading operations using turret systems. In addition, the Company believes that its ability to provide fully managed turret-to-turret connectivity between users of IPC turret systems, with a single point of contact for all customer service issues, will be a competitive advantage.

  Leverage I.T.S. Expertise. The Company intends to leverage I.T.S.'s expertise in the design, integration and installation of data networking equipment (such as routers and hubs) to provide turnkey managed data services and ongoing support of data networking equipment located at the Company's client sites. In addition, the Company intends to narrow its focus on the higher margin components of design, installation and support of LANs, WANs and data connectivity and reduce its involvement in the more competitive and lower margin cabling infrastructure projects.

  Broaden IXnet Customer Base to Include Buyside Participants. While many of the largest investment banks and broker/dealer firms have either created their own private networks or contracted for managed private network services, most if not all of these firms still rely on public switched networks for communications with trading counterparts and customers on the "buyside" (mutual fund companies, asset managers and hedge funds). By targeting buyside participants, the Company intends to increase the number of subscribers to the IXnet Network. As the number of buyside participants connected to the IXnet Network increases, the incentive for "sellside" participants and market data and application providers to use the IXnet Network to communicate with these buyside participants is expected to increase.

  Exploit First-Mover Advantage. The Company believes that it is one of the first to offer an international, inter-firm private network (extranet) service dedicated primarily to the financial trading community, and that the high concentration of telecommunications traffic among financial trading community participants will enable the Company to leverage its first-mover advantage into a position as the preferred service provider to the financial trading community. As the number of customer locations connected to the IXnet Network grows, the appeal of the network to prospective customers increases. The limited number of financial trading community participants amplifies this effect and enables the Company to achieve significant penetration of the target customer base. Commercially launched in the spring of 1996, IXnet had 59 customers as of December 31, 1996 and 150 customers as of December 31, 1997.

  Reduce Risk by Scaling IXnet Network Expansion to Customer
Additions. IXnet's business plan is based on a success-driven network investment program, which generally calls for the addition of network equipment and transport capacity as required by the addition of new customers to the network or the sale of additional services to existing customers, as opposed to in advance of such events as is typical of other telecommunication services firms. Given the availability of local fiber facilities at competitive rates in many of the world's financial centers, as well as the competitive market for transport capacity on major international routes, the Company believes it will be able to rapidly provision high-quality services without building its own fiber facilities, although the Company will participate in ownership of transmission facilities from time to time where it believes there will eventually be sufficient traffic to improve gross margins. The capital investment required to expand the IXnet Network is comprised largely of additional CANs and incremental additions to the Company's existing London and New York NOCs and various POPs.

  Accelerate Growth of IXnet by Acquisitions. The Company's growth strategy for IXnet includes the acquisition of similar or compatible telecommunications services firms with strong financial trading community focus. The Company intends to use such acquisitions to accelerate IXnet's growth by extending its geographic reach and also to improve its margins by increasing utilization of the IXnet Network backbone over a broader customer base.

RECENT DEVELOPMENT

  The Company recently acquired MXNet, a provider of market data distribution services of market data content providers, including Reuters America Inc. and Bridge Information Systems America, Inc. MXNet services are targeted toward members of the financial trading community with small to medium size trading floors.

PRODUCTS AND SERVICES

  The Company is involved in (i) the design, manufacture, installation and maintenance of voice telecommunications systems primarily for the financial trading community (including turret systems and other associated products); (ii) the design, installation and maintenance of data networks and associated cabling infrastructures (I.T.S.); and (iii) the provision of voice and data telecommunications services to the financial trading community (IXnet). These products and services represented 65.7%, 27.7% and 6.6%, respectively, for the fiscal year ended September 30, 1997 and 73.1%, 15.9% and 11.0%, respectively, for the three months ended December 31, 1997, of the Company's consolidated revenue.

TURRET SYSTEMS

  A turret system is a sophisticated telephone system consisting of desktop consoles and backroom switching equipment, used by trading personnel requiring rapid access to multiple telephone lines, near instantaneous connection to the call recipient and a high degree of reliability. A turret system is installed in addition to, and communicates with, a company's PBX, but has enhanced features compared to a PBX.

  Key features of the Company's turret systems include:

  Reliability. On a trading floor, a lost connection could result in a lost transaction, and the outage of the entire telecommunications system could be extremely damaging to a trading firm. IPC's turret systems are designed with a distributed architecture utilizing redundant equipment and circuitry with parallel internal transmission paths. This architecture ensures that no single component failure within the system can cause the failure of the entire system.

  Call Capacity. IPC's turret systems are "non-blocking," designed to allow every user to be on one or more telephone lines at the same time without call blocking or a degradation of call setup speed. The Company's flagship Tradenet MX system is designed to support up to 23,000 telephone lines in simultaneous use by up to 4,000 user positions. In sharp contrast, a typical PBX configuration accommodates only approximately 20% of users speaking at the same time.

  User Programmability and Mobility; Speed. IPC's digital turret systems allow each trader to customize the system with his own speed-dial and direct connections and associated displays, and to store his personal settings in memory in the system's backroom switching equipment. If for any reason a trader is in a location other than his normal location, he can easily access his customized settings from any other MX turret on the system at the same location or at any remote network-linked location.

  The Company has historically focused on large trading organizations. The Tradenet MX is designed for trading floors from 40 to over 1,000 positions. The MX Compact, introduced in 1994, is designed for trading floors between 16 and 40 positions. The VS-MX, which the Company expects to begin shipping in the spring of 1998, is designed for trading floors with between five and 16 positions. The entire MX product line utilizes similar hardware and software, has common interfacing (all of which facilitates upgrading) and can be interconnected and integrated in order to meet the requirements of customers with multiple trading floors of various sizes.

  The Company's turret systems products and services include the following:

  Large Trading Systems. The Company's flagship turret product is the Tradenet MX system. Tradenet MX is a fully digital proprietary system based on a fault tolerant switch which is not vulnerable to isolated component failure. Its distributed architecture design provides reliability by harnessing the computing power of multiple Sun Microsystems SPARC microprocessors throughout the system and provides rapid and easily programmable switching of voice calls. Tradenet MX is designed to allow software upgradability of features and applications without major hardware upgrades. Because they are mainly software-based, such upgrades can be made quickly to enable the Company to respond rapidly to developments in the market or to a customer's specific request. The customer can maintain a continually up-to-date system by periodic upgrading of software. The Tradenet MX platform is designed with the capability to switch data and video as well as voice. The current list price range for the Tradenet MX is between $8,500 and $15,000 per user position depending on the configuration and features required.

  Medium-sized Trading Systems. The Company provides MX Compact, a less costly version of Tradenet MX, for medium-sized locations. MX Compact is designed for trading operations between 16 and 40 trading positions at a single site, such as branch offices or those located in smaller markets. The MX Compact is packaged in a single cabinet and is competitively priced, while retaining most of the same advanced features as the Tradenet MX.

  Small Trading Systems. The Company has recently completed final testing of the VS-MX, which provides high reliability and most of the same advanced features of the Tradenet MX but at a substantially lower price per trading position for locations of five to 16 positions. The Company intends to begin shipping the VS-MX in the spring of 1998 and believes that this product will provide it with a means to enhance its penetration of target customers such as asset managers, hedge funds, smaller energy and commodity trading floors and financial trading firms typical of emerging markets such as Latin America, Asia and the Middle East.

  Turret Service. A significant portion of the Company's revenue from turret systems is related to post-installation service and is generated (i) under annual and long-term service contracts; and (ii) from incremental sales of turrets and related equipment for "moves, adds and changes" to existing IPC trading floor installations. For fiscal year 1997, turret service revenue accounted for $55.1 million of the Company's $177.6 million in consolidated revenue from turret systems. Turret service revenue has historically been very stable and less subject than the Company's turret systems sales to cyclical changes in the financial strength and growth of the financial trading community. Following a standard one-year period after installation of a turret system, a customer generally enters into an annual or multi-year service contract with the Company. These contracts typically cover full time on-site technical support by IPC technicians deployed to client sites for large trading operations and on-call technical support by IPC personnel for smaller trading operations. As of September 30, 1997, the Company had over 90 technicians servicing ongoing contracts, primarily in New York and London. "Moves, adds and changes" revenue is generated whenever a customer adds additional trading positions to an existing IPC trading floor or makes changes to the turret system configuration and produces a steady and relatively predictable revenue stream for the Company.

  Centralized Trading Systems. In June 1997, the Company introduced a centralized trading system called TraderConnect, in which the Company maintains equipment and operating responsibility for a centrally located and shared Tradenet MX turret system and provides a turnkey solution to customers by furnishing turrets at the customer premises in addition to local and long distance communications. The service is akin to the Centrex method of providing centralized PBX services, and is billed to clients on a per position and communication usage basis. TraderConnect provides its customers with many of the same features available to owners of other MX products. While TraderConnect is capable of supporting larger trading operations, the Company is initially targeting trading operations between one and 30 trader positions for TraderConnect services.

  TradePhone MX. The Company also manufactures a multi-button telephone called the TradePhone MX that is designed to operate with the Tradenet MX family of turret systems. This product was introduced in May of 1997 and is targeted at trading support, sales and research personnel that have a need to communicate directly with traders. It provides connectivity to the MX system with the feature functionality of a trading turret in a scaled-down unit that is suitable for use off of the trading floor.

  The World Turret. The World Turret is a JAVA(TM) software application that provides remote access to a trader's existing MX system via the Internet. This product provides a trader with a standard PC ease of access to his trading system from a remote location. A WorldTurret user gains the full feature functionality and real time performance of the trading system via a standard voice and data connection.

  Exchangefone. Exchangefone is an extremely ruggedized telephone specifically designed for use on exchange floors. Exchangefone uses distributed microprocessor technology to provide ease of feature customization and reduce the amount of cable required between the trading floor and backroom switching equipment.

  Open Line Speaker Systems. The Company manufactures open-line, digital speaker systems for the financial trading community. These speaker systems, which are sold either as an integral part of a turret system or on a stand-alone basis, provide full-duplex continuous communications, enabling brokers to communicate rapidly on a "hands-free" basis without having to dial a telephone. From a single microphone, brokers can broadcast simultaneously to numerous trading counterparts. Additionally, these speaker systems contain digital signal processor software which enables them to function effectively in a noisy trading floor environment.

  Other Products and Services. In order to offer a broader product line, IPC remarkets various other products, including PBX systems, video conferencing equipment and voice logging and recorder devices.

  The installation of a turret system involves extensive planning to ensure that all materials and labor are coordinated to be completed on-time and within budget. Detailed analysis is performed, defining all required features and lines. The cabling infrastructure is installed and tested prior to delivery of backroom switching equipment, usually a month before the time when the system use begins (referred to as "cutover"). About two weeks prior to cut-over, the desktop consoles are installed and the complete system is rigorously tested. The largest trading floors currently in operation using IPC equipment have in excess of 1,200 turret positions with access to 8,000-10,000 telephone lines and can take up to a year to install. IPC's turret systems customers are natural candidates for the Company's I.T.S. services.

THE IXNET NETWORK

  IXnet was founded by several telecommunications specialists with experience in purchasing and implementing telecommunications services for the financial trading community and began commercial operations in the spring of 1996. IXnet capitalizes on several characteristics of the target customer base: rapid changes in technology requiring constant reevaluation of previous technology decisions and new investments to remain competitive; internal telecommunications departments focused on intra-firm communications via private networks rather than on communications with trading counterparts; demand for high performance communications between firms; difficulties in dealing with multiple vendors, particularly in international markets; significant disparity between the pricing and underlying costs of international communications traffic; and no uniform global technology platform for international communications.

  IXnet has implemented a network specifically designed to address the needs of the financial trading community. The network consists of Company-owned switches, POPs, CANs and NOCs, and uses primarily leased transport capacity. Significant features of the IXnet Network include the following:

  Uniform Equipment Platforms. The IXnet Network is based on a Newbridge Network Corporation ("Newbridge") managed transport network overlaid with Northern Telecom Ltd. ("Nortel") switches for enhanced voice services and Cisco routers for enhanced data services. Newbridge network access nodes and network management software are located at the Company's POPs, while CANs are directly installed at the customers' premises. The Newbridge platform provides high performance, advanced features and global network management which allows for rapid provisioning and end-to-end network diagnostics from the Company's facilities to each customer's premises. The Company owns a Nortel DMS-500 digital switch located in New York City and a Nortel DMS-100E digital switch located in London. These switches are equipped with the latest advanced intelligent networking ("AIN") and common channel signaling system 7 ("SS7") capabilities, allowing for universal availability of services, rapid provisioning of service, short call setup times and a single network management and control system to enhance network performance.

  Transport Facilities. IXnet utilizes multiple carriers to provide access facilities from customer premises to IXnet POPs. Such carriers include ILECs, CAPs and CLECs. Access from the customer sites is typically via a digital facility, using one or more dedicated T-1 or E-1 fiber optic links. In addition, the Company leases and acquires bandwidth from regional and international common carriers to link its network locations. In most of its market areas there are competitive providers of fiber optic capacity.

  Network Operation Centers. The Company currently has fully operational NOCs in New York City and London, which house the specialized equipment necessary for managing the network. The NOCs contain systems allowing for the display of alarms for all equipment conditions, testing of adverse conditions, re-routing of traffic to other equipment or networks, management notification of critical conditions and provisioning of customer bandwidth. While the New York City NOC acts as the overall operations control center for the entire IXnet Network, either NOC can independently support the IXnet Network. The New York NOC is fully manned, on a 7 day, 24 hour basis.

IXNET SERVICES

  IXnet services fall into three categories: dedicated private line services, managed data services and switched voice services. Dedicated private line services include the following:

  IXLink. IXLink is a managed dedicated private line service which provides voice and/or data transmission on circuits ranging in capacity from 8 Kbps to 2 Mbps. The service features include high quality digital connectivity worldwide and end-to-end circuits which eliminate the need for multiple vendors. These services are provided for both intra-firm and inter-firm communications.

  DigiHoot. DigiHoot is a single sourced digital "hoot & holler" service with network management and speaker equipment provided as part of an integrated offering. Hoot & holler networks are specialized open line voice conference systems that trading firms operate to allow continuous mission-critical contact between various trading locations. This service combines the IXnet high performance international network with IPC's MX turret systems and IPC's speaker systems for a total desktop to desktop managed solution. Digital connections and bridging provide clear communications and IXnet supports the service with 24-hour network management and customer support. DigiHoot service can be rapidly provisioned and reconfigured to meet customers' demand for a flexible trading environment.

  MetroLink. MetroLink is a private line service that connects IPC's MX customers within the same metropolitan area. IXnet serves as a single source provider of hardware and connectivity from turret to turret. Compared to the analog connections typically provided by the ILEC, MetroLink provides faster circuit provisioning, end-to-end managed digital connectivity and reduced installation cost and space requirements at a competitive price. MetroLink is currently offered in New York City, and the Company intends to offer this service in other cities as the regulatory environment and customer demand warrants.

  IXFrame; Liquidity. IXFrame is a managed data service provided by IXnet using basic frame relay as its underlying technology. Liquidity is a managed inter-firm and intra-firm data network service which is also frame relay based. Liquidity provides secure delivery of time-sensitive financial applications and information such as electronic trading, market data and FIX (Financial Information Exchange) messages. Its standard features include: stand alone encryption hardware, a Cisco router supplied, owned and managed by IXnet, network performance guarantees and real time network performance reporting.

  MXNet. MXNet is a recently acquired subsidiary that owns and operates a network facility in New Jersey, distributing Reuters and Bridge market data and applications to smaller trading floors.

  Switched voice services provided by IPC include the following:

  IXGlobal. IXGlobal is IXnet's on-net switched voice service. It provides a seamless international virtual private voice network service to the financial trading community over a uniform switching platform. Because IXnet provides end-to-end connectivity among all IXnet subscribers, it is able to provide the same high performance characteristics presently available only on dedicated private networks. Features of IXGlobal include: preferential pricing for on-net calls to IXnet subscribers, fast call completion and AIN features including caller ID, conference calling, call forwarding, etc., customized billing formats for the financial trading community and network control and account management.

  All switched calls between IXGlobal subscribers are carried entirely on-net (i.e., not terminated through LECs that impose access charges). As a result, IXnet can provide customers with substantial discounts for IXGlobal calls, while still enjoying favorable margins. Accordingly, as more members of the financial trading community come onto the IXnet Network, the Company expects the attractiveness of this service to improve.

  IXPrime. IXPrime is IXnet's off-network switched voice service. Unlike IXGlobal, IXPrime calls terminate to off-net locations. Features of IXPrime include switched or dedicated originating access and simplified pricing for calls.

  IXnet has a flexible and highly capable operational support system which provides efficient management of "back office" functions such as order entry, trouble ticket monitoring, provisioning and reporting. The system is centered around an Oracle database for centralized customer and system information. Billing is provided by a flexible system which allows the customization of customer invoices. For all of its services, IXnet provides flexible billing format and media, including clear and concise calendar month invoicing which allows the user to see actual costs for each different service. IXnet also offers optional local currency billing.

INFORMATION TRANSPORT SYSTEMS

  The Company's I.T.S. division provides cabling infrastructure, design, implementation and maintenance services for high speed data networks, including LANs and WANs, with a primary focus on the financial trading community. This business line includes four major product and service areas: value-added services, networking products, cabling infrastructure and network maintenance and support. Customers purchase these products and services, which are cross- marketed with IPC's turret systems, on a stand-alone basis or in bundled combinations. Over 89% of the Company's fiscal 1997 I.T.S. revenue was from jobs performed in the New York City metropolitan area. In addition, I.T.S. has a core group of highly skilled project managers and design engineers who are dispatched to manage installation projects elsewhere.

  Value-Added Services. The Company provides a wide range of value-added services, including network and trading room design, consulting, engineering implementation, project management, staging and operational testing of workstations and technology and operational outsourcing.

  Networking Products. The Company markets and services a full line of third-party manufactured networking products including LAN hubs, adapters, bridges, routers, network management software and protocol converters. The company is a certified reseller of third party networking products, including products from Cisco, 3Com, Xylan and Bay Networks. The Company sells these products on a stand-alone basis or fully installed, configured and integrated with customer systems.

  Cabling Infrastructure. Cabling infrastructure provides physical connectivity among communications devices, including turrets, telephone switching equipment (turret or PBX), facsimile machines, computer networks and video conference facilities. Providing a customer with cabling infrastructure includes several distinct phases: network design, documentation, installation, certification and ongoing service and maintenance. The Company offers its cabling infrastructure customers design input on various system elements, including diversity of cable routing, uninterruptable power systems, security safeguards and cable management systems. The Company intends to narrow its focus on the higher margin components of design, installation and support of LANs, WANs and data connectivity and reduce its involvement in the more competitive and lower margin cabling infrastructure projects. The Company places special emphasis on the testing and certification phases of the project since today's high speed networks demand that products be installed in accordance with strict manufacturer specifications.

  Network Maintenance and Support. The Company offers a broad line of post-installation maintenance and support services to customers for "moves, additions and changes" or as part of a long-term technical services contract. These contracts provide customers with access to a wide range of IPC technical and operational resources, including network engineering analysis, on-site technical support, help desk support, user training and network reconfiguration. These services provide the Company with a recurring revenue stream which, in fiscal 1997, accounted for $17.3 million out of total I.T.S. revenue of $74.8 million.

YEAR 2000 COMPLIANCE

  Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000. The Year 2000 issue affects virtually all companies and organizations.

  The Company began addressing Year 2000 compliance early in 1997, initially with respect to its own and third-party products and services which it supplies to customers, and subsequently with respect to third-party suppliers which the Company utilizes. As the Company's customers are substantially drawn from the financial services industry which has been at the forefront of addressing Year 2000 compliance issues for its operations, the Company is aware of the extent of the concern and the importance of this issue.

  The Company has established a program to address and communicate to its customers the status of Year 2000 compliance of its various products and services. It is anticipated that for such current products and services which are not presently Year 2000 compliant, upgrades and enhancements will be made available during the current calendar year or early in calendar year 1999. The Company anticipates that its internal costs associated with such compliance efforts will not be material.

  The Company also continues to address Year 2000 compliance issues with respect to its systems and those of suppliers of products and services that are used for the operations of its business. The Company is in the process of completing conversion to an enterprise-wide management information system that is Year 2000 compliant. It has taken steps to obtain compliance status and/or assurances from its suppliers of products and services, sufficiently in advance of the century change, to allow for remediation or conversion to alternate suppliers or systems. Any costs associated with such remediation measures would likely be borne by the Company's suppliers and therefore would not have a material impact on the Company's business, operations, financial condition or liquidity.

SALES AND MARKETING

  IPC uses a team approach to sales and account management across its lines of business. Customers are assigned a multi-disciplinary sales/service team (except where turret systems are marketed through distributors) in order to leverage IPC's existing extensive customer relationships, to present a unified Company approach and to coordinate service offerings. IPC's sales efforts are organized on an international basis in order to promote relationships with and provide enhanced service to customers who have significant international operations. This is a departure from the historical location-by-location and project-by-project approach taken by turret vendors and service providers and reflects the consolidation trend in the financial trading community and customers' preference to utilize common technology and services throughout their organizations. Account executives are compensated for identifying and developing revenue opportunities outside their lines of business. The Company presently markets its turret and I.T.S. products and services domestically and in key international financial centers. This is accomplished through a combination of distribution channels including both direct and distributor sales. The Company employed 68 direct sales representatives for its turret systems and I.T.S. products and services as of December 31, 1997, in sales offices and service locations in:

     Atlanta                      Hong Kong                  Philadelphia
     Baltimore                    Houston                    Pittsburgh
     Boston                       London                     San Francisco
     Chicago                      Los Angeles                Stamford
     Cincinnati                   New Jersey                 St. Louis
     Dallas                       New York                   Toronto

  The Company also has distributors for its turret systems in the following countries:

     Argentina                    Indonesia                  Peru
     Australia                    Ireland                    Philippines
     Austria                      Italy                      Russia
     Belgium                      Japan                      South Africa
     Brazil                       Kuwait                     Singapore
     Canada                       Luxembourg                 Switzerland
     China                        Malaysia                   Taiwan
     France                       Mexico                     Thailand
     Germany                      Netherlands                Turkey
     Greece                       New Zealand

  These distributors receive extensive training from the Company, are qualified in turret sales and maintenance, LAN design and installation and provide qualified systems engineers to support customers.

  IXnet services are marketed and sold by experienced network sales professionals dedicated to the IXnet service offering. As of December 31, 1997, IXnet had a total of 18 network sales professionals, including 12 in the United States, and the remainder in the United Kingdom, Canada and France. The Company intends to add sales professionals in these locations and in other key locations as its expansion continues. The Company also sells IXnet services through agents in selected international markets including Tokyo, Frankfurt and Mexico City.

  Non-U.S. markets are important to the Company. The following table shows the approximate distribution of the Company's consolidated revenue for the fiscal years indicated:

                                                        FOR THE YEARS ENDED
                                                            SEPTEMBER 30
                                                        ------------------------
   REGION                                                1995     1996     1997
   ------                                               ------   ------   ------
   New York............................................     68%      54%      55%
   Rest of United States...............................     17       20       18
   United Kingdom......................................     10       20       22
   Rest of Europe......................................     --        1        1
   Far East............................................      3        4        3
   Latin America.......................................      2        1        1
                                                        ------   ------   ------
     Total.............................................    100%     100%     100%
                                                        ======   ======   ======

  IPC maintains a high profile in the financial services market by publicizing contracts won, of advertising in industry publications and participating in relevant industry trade shows. The Company also actively participates in industry seminars to communicate IPC's capabilities to prospective customers and maintains a staff of experienced marketing professionals who generate promotional brochures and training materials.

CUSTOMERS

  The Company's customers are concentrated primarily in the financial trading community which includes securities and investment banking firms, merchant and commercial banks, interdealer brokers, and foreign exchange and commodity brokers and dealers, securities and commodity exchanges, mutual and hedge fund companies, asset managers and insurance companies. The Company also provides equipment and services to commodity trading operations in non-financial firms (such as energy-related companies). Historically, almost all of the Company's consolidated revenue has been derived from sales to customers in the financial trading community. In fiscal 1996, approximately 13% of consolidated revenues were from one customer. In fiscal 1997, no single customer accounted for more than 10% of the Company's consolidated revenues.

BACKLOG

  As of December 31, 1997, the Company had a backlog of purchase contracts representing approximately $57.0 million of future revenue, as compared with approximately $53.4 million as of September 30, 1997. Due to the size and lead time of orders, which can vary substantially, and because the Company recognizes revenue upon the completion of an installation, the amount of backlog at any date may not be indicative of actual sales for any subsequent period. The Company's backlog includes only orders for new installations and does not reflect annual or multi-year service contracts or orders for the reconfiguration, alteration or expansion of existing systems, as such orders are normally completed within one month.

RESEARCH AND DEVELOPMENT

  IPC's Tradenet MX product family is recognized within the financial trading community as providing a high standard of reliability, performance and functionality. IPC endeavors to work closely with its customers to understand their future requirements and invests in research and development to ensure its products address customer needs. For the fiscal years ended September 30, 1997, 1996 and 1995, the Company recorded expenses of $10.0, $11.5 and $10.1 million, respectively, on research and development. During 1997, IPC spent 3.7% of its total revenue on the continued development of the Tradenet MX family as well as in developing its next generation of voice-based trading system products. Additions to the Tradenet MX product line during fiscal 1997 included TraderConnect and the WorldTurret MX, and the Company expects to ship its VS-MX system beginning in the spring of 1998. At December 31, 1997, the Company employed 98 persons in the area of research, development and product engineering.

  In addition to developing new MX system features and functionality, IPC intends to strongly emphasize product integration of the MX product line with the IXnet Network. This integration is intended to remove the traditional boundaries between internal turret systems and external telecommunications networks.

  Interoperability and integration of the traders' desktop systems will remain a strategic focus. IPC intends to utilize its core competencies in call processing, Computer Telephony Integration and fault tolerant switching to provide solutions which meet the evolving needs of its customers.

MANUFACTURING

  The Company manufactures its turret systems products at an 85,000-square foot Company-owned building in Westbrook, Connecticut. The facility houses production lines, a repair department, inventory, a training center and various support functions, including production scheduling, purchasing and quality assurance personnel. The Company's management believes that the manufacturing facility and its resources are capable of handling expected demand for the foreseeable future. The Company believes that there are adequate supplies of labor in the immediate area of the Westbrook facility. Although the Company carries insurance, including business interruption insurance, on its manufacturing facility, a calamity at the facility could have a material adverse effect on the Company and on its ability to make payments on the Notes. See "Risk Factors--Catastrophic Loss of Manufacturing Facility."

  Most turret components have a relatively short lead time of approximately 30 days. However, there are a few long lead time items, specifically displays and buttons, that need up to 24 weeks order time. The Company purchases certain key product components that are made to order from single source suppliers. Materials are ordered in accordance with a production forecast that is derived by constantly monitoring sales activity. Furthermore, IPC has developed a "point-of-use" program whereby certain suppliers pre-position their inventory in IPC's warehouse and IPC does not take ownership until the components are needed. The Company believes that its relationships with its suppliers are good, and it has not experienced supply difficulties.

COMPETITION

 Turret Systems and LAN/WAN Infrastructure, Design, Installation and
Maintenance

  The markets for turret systems and LAN/WAN infrastructure, design, installation and maintenance are highly competitive. Although some of the Company's competitors are substantially larger and have greater resources, the Company believes that its strong market position is the result of its consistent ability to produce high quality products, its established reputation for high quality service, strong relationships with customers and experienced management, sales and technical staffs.

  In the worldwide market for trading turrets, IPC's main competitors are V Band Corporation and BT. The Company also competes with Hitachi Ltd., Telaid Industries Inc., Etrali S.A., Telenorma GmbH (a division of Robert Bosch
GmbH), LM Ericsson Ltd. and Siemens A.G., which have historically achieved strong market shares in their respective domestic markets. The Company believes it is able to compete effectively against these companies due to the high quality of its products, its reputation for providing outstanding service and its ability to provide a standardized technology platform on a global scale.

  Direct competitors to IPC in the I.T.S. business are numerous due to the highly fragmented nature of the data networking market. Although a number of companies compete for parts of what the Company includes in its customer solutions (for example, cable installation), management believes that its expertise and capability to support the full range of data network design and installation requirements of large national and international customers enable it to compete effectively in this market.

 Telecommunications Services Competition

  The nature of the telecommunications services market is changing dramatically. These changes are creating opportunities for new market entrants. Three major interrelated trends are apparent:

  The first is a trend toward market liberalization and the introduction of facilities-based competition for both domestic and international telecommunications services. This trend is accelerating a shift from single national carriers, whether government or privately owned, to multiple carriers and more competitive markets.

  The second is a trend toward the emergence of competition in many foreign markets, allowing international carriers to transmit traffic without paying artificially high prices to monopoly carriers. This competition has reduced both the prices the Company can charge as well as its transmission costs for international traffic. The Company believes its focus on the specific needs of the financial trading community will help it mitigate the effect of declining prices, while the increasing competition among international carriers will continue to drive down the wholesale prices of long haul transport capacity.

  The third trend is the increasing participation among major international carriers in global alliances. The major telecommunications alliances are Concert (BT & MCI Communications Corporation), Global One (France Telecom, Deutsche Telekom AG and Sprint Corporation) and World Partners Association (a confederation of carriers including AT&T Corp.). Such alliances, which may be based on either equity or non-equity relations, are still new and not fully developed, either in terms of corporate form or market strategy. To date, revenues to the alliances from target markets, which include the global provision of enhanced services to multinational corporations, are small relative to traditional international voice traffic revenue. Nonetheless, such alliances are significant because they represent individual national carriers attempts to meet the perceived desire of multinational corporate customers to obtain worldwide telecommunications services from a single provider.

  In addition to competing with the alliances, the Company also competes with many additional carriers which provide service in single or multiple markets, including Cable & Wireless plc, Worldcom, Inc., Kokusai Denshin Denwa Co. Ltd.
(KDD), Swiss Telecom PTT and Hong Kong Telecom Ltd.

  The Company believes that it has certain competitive advantages over existing carriers and the developing alliances, including its network design and its strategic focus on the financial trading community. The participants in the alliances, as common carriers, have designed broad-based networks to provide service to the public at large. These networks utilize a variety of hardware and software, making it difficult to implement a uniform global system platform that provides the common set of features and performance characteristics demanded by the financial trading community. While the alliances are a response to customer demand for a single point of contact, by their nature the alliances have difficulty implementing projects and servicing customers across corporate and national borders. The IXnet Network is designed to meet the specific performance requirements of the financial trading community. This single market focus and the Company's ability to integrate its products and services allow the Company to provide comprehensive single source solutions for its customers which translates into a competitive advantage over global alliances and large common carriers. See "Risk Factors-- Competition."

REGULATORY ENVIRONMENT

 Government Regulation

  Telecommunications services provided by IXnet are subject to regulation by international entities as well as by United States federal, state and local government agencies. The primary regulatory policy of the United States is to promote effective competition in the United States telecommunications service market, particularly the market for international services. It is the view of the United States government that competitive international markets will provide incentives for further market entry both in the United States and foreign markets. Competitive markets will also stimulate technological innovation by United States suppliers of information technology. See "Risk Factors--Regulation."

  The existing regulatory environment for international telecommunications service differs from country-to-country. For domestic services in the United States, the FCC and PUCs have direct jurisdiction, granted by statute, over all aspects of IXnet service. With international traffic, however, the United States regulatory structure is limited to the origination or termination of service in the United States. As a result, the United States and each foreign country share jurisdiction over policies and regulations controlling international telecommunications services between the two. Thus, the United States cannot unilaterally implement a regulatory policy for international telecommunications, thereby limiting the impact a domestic statute, such as the Telecommunications Act can have in developing a new structure for international telecommunications.

  In the United States, the provision of IXnet's services is subject to the provisions of the Communications Act of 1934, as amended by the Telecommunications Act and the FCC regulations thereunder, as well as the applicable laws and regulations of the various states as administered by the relevant PUCs. The recent trend in the United States, for both federal and state regulation of telecommunications service providers, has been in the direction of reduced regulation. Despite recent trends toward deregulation, the FCC and relevant PUCs continue to exercise extensive authority to regulate ownership of transmission facilities, provision of services and the terms and conditions under which IXnet's services are provided. In addition, IXnet is required by federal and state law and regulations to file tariffs listing the rates, terms and conditions of the services it provides. Any failure to maintain proper federal and state tariffs or certification or any finding by the federal or state agencies that IXnet is not operating under permissible terms and conditions may result in an enforcement action or investigation, either of which could have a material adverse effect on IXnet.

  IXnet currently holds several FCC authorizations for telecommunications services. These authorizations permit IXnet to (i) acquire interests in submarine cable and international satellite facilities previously authorized by the FCC; (ii) resell private lines that are not interconnected to the public switched telephone network for communication services between the United States and all other countries other than those listed on the FCC's exclusion list published from time to time and (iii) resell private lines interconnected to the public switched telephone network for service between the United States and a small number of approved countries. To date, the FCC has approved interconnected resale to the United Kingdom, Canada, Sweden, New Zealand, Australia and the Netherlands. IXnet has received a reciprocal authorization from the United Kingdom to resell private lines interconnected to the public switched network between the United States and the United Kingdom.

  State regulatory commissions exercise jurisdiction over intrastate services. Intrastate services are communications that originate and terminate in the same state. IXnet holds a certificate of public convenience and necessity to resell forms of telephone service within New York state and in nine other states. IXnet is able to provide service in Michigan and Washington, D.C. without authorization from those jurisdictions. IXnet has an application pending in Georgia for authorization to provide service in that state and is preparing to file for similar authorization in at least one other state. As the regulatory regimes change in the United States and elsewhere, the authorizations held by the Company also may need to be adjusted.

  Regulatory requirements pertinent to IXnet's operations have recently changed and will continue to change as a result of the WTO Agreement, federal legislation, court decisions, and new and revised policies of the FCC and PUCs. In particular, the FCC continues to refine its international service rules to promote competition, reflect and encourage liberalization in foreign countries, and reduce international accounting rates toward cost. Among other things, such changes may increase competition and alter the ability of IXnet to compete with other service providers and continue to provide the same services, or introduce new services. The impact on IXnet's operations of any changes in applicable regulatory requirements cannot be predicted.

 International Regulatory Considerations

  Significant liberalization of telecommunications regulation in a number of countries has provided IXnet with greater flexibility to obtain authorizations to provide service. The specific licensing approach or regulation of IXnet services has differed from country to country depending on the status of deregulation and the development of competition in each country.

  Canada. IXnet is registered as reseller and currently provides private line service between Canada and the U.S. and Canada and the U.K. It is anticipated that Canada will open its market to increased competition in international telecommunication services in 1998. There can be no assurance that changes in the Canadian regulatory structure will not adversely impact IXnet services in Canada.

  United Kingdom. The United Kingdom generally permits competition in all sectors of the telecommunications market, subject to licensing requirements and license conditions. Individual licenses (with standard conditions) are required for the provision of facilities-based services and for the resale of leased lines. An IXnet subsidiary holds both an International Facilities Based Telecommunications License ("IFBTL") and an ISR license in the United Kingdom. The IFBTL entitles IXnet to acquire indefeasible rights of use on international satellites and submarine cable systems, to resell international private lines, as well as interconnect with, and lease capacity at, wholesale rates from BT and Mercury Communications, Ltd. The ISR license allows IXnet to resell international private lines, as well as interconnect with, and obtain capacity at wholesale rates from BT and Mercury Communications, Ltd.

  Other European Union Countries. Prior to January 1, 1998, a majority of the EU countries has maintained the position that all or most telecommunications services are under the exclusive jurisdiction of state-sanctioned monopolies. Under that regulatory regime, provision of many competitive telecommunications services was strictly limited to particular services or banned to preserve the privileged position of the state-sanctioned monopoly. The EU has required that member states liberalize their telecommunications regulations, effective January 1, 1998, to permit the introduction of competition in all sectors of the telecommunications market. These regulatory reforms are in the early stages of implementation. Nonetheless, IXnet has already initiated service prior to these reforms. In some cases, IXnet was able to take advantage of a special status granted to CUGs. CUGs are communities of interest that are common among a company and its subsidiaries or group of companies. The EU definition of CUGs looks to see if the link between the members of the group is a "common business activity." IXnet and its subsidiaries fit this definition of CUGs in several countries. In addition, in several EU countries, IXnet structured its service offerings to not require interconnection to the local public switched telephone network. Based on CUG status and/or lack of interconnections to the public switched network in these countries, IXnet subsidiaries are able to operate in France, Germany, Ireland and The Netherlands without the need for licenses in these countries. In these cases, the IXnet companies provide private line and virtual private network voice services and a full range of data services. IXnet has applications pending in Belgium and Italy to provide voice and data service based on IXnet's status as a CUG.

  Switzerland. Although Switzerland is not part of the EU, it has followed the EU's market liberalization approach. Even prior to the January 1, 1998 opening of the Swiss telecommunications market, IXnet, through its subsidiaries, has been able to provide private line and virtual private network voice services and a full range of data services in Switzerland due to its status as a CUG and its lack of interconnection to the Swiss public switched telephone network.

  Japan. On January 27, 1997, the Japanese Ministry of Post & Telephone granted IXnet's Japanese subsidiary a Special Type II telecommunications carrier license. This license allows IXnet to provide virtual private network and private line voice services, data transmission services, image transmission services, packet switched data transmission and managed digital network services.

  Hong Kong. On June 10, 1997, an IXnet subsidiary received from the Hong Kong Government Office of the Telecommunications Authority a Public Non-Exclusive Telecommunications Service ("PNETS") license for the provision of virtual private network services. This license allows IXnet to provide virtual private network services for customers for the purpose of carrying out telecommunications between companies involved in the financial services industry.

  Singapore. On October 21, 1997, the Telecommunications Authority of Singapore granted IXnet's Singapore subsidiary a license to operate a network in Singapore for a closed user group of entities actively involved in the financial services industry for the provision of data services including bandwidth on demand, frame relay, ATM and multi-protocol transport services. IXnet is preparing to seek authority to provide virtual private network voice services in 1998.

  Latin America. IXnet, through a subsidiary, has filed an application to provide certain limited services in Brazil, including virtual private network services. IXnet is preparing to seek authority in Mexico to provide similar services.

  IXnet intends to expand its operations into other jurisdictions as such markets deregulate and IXnet is able to offer a full range of services to its customers. In addition, in countries that enact legislation intended to deregulate the telecommunications sector or that have made commitments to open their markets to competition in the WTO Agreement, there may be significant delays in the adoption of implementing regulations and uncertainties as to the implementation of the deregulatory programs which could delay or make more expensive IXnet's entry into such additional markets. The ability of IXnet to enter a particular market and provide telecommunications services, particularly in developing countries, is dependent upon the extent to which the regulations in a particular market permit new entrants. In some countries, regulators may make subjective judgments in awarding licenses and permits, without any legal recourse for unsuccessful applicants. In the event IXnet is able to gain entry to such a market, no assurances can be given that IXnet will be able to provide a full range of services in such market, that it will not have to significantly modify its operations to comply with changes in the regulatory environment in such market, or that any such changes will not have a material adverse effect on IXnet's business, results of operations or financial condition.

  In those countries where IXnet is strictly prohibited from offering service, IXnet may enter into a relationship with the state-sanctioned telecommunications monopoly so that its services can be offered in that jurisdiction. In these situations, the local telecommunications service provider would provide the facilities and offer local services to IXnet customers. It is likely that services would be of higher cost in these situations. There are, however, certain countries which do not require licensing for the provision of telecommunications network services.

INTELLECTUAL PROPERTY

  The Company relies on a combination of patents, trade secrets, trademarks, copyrights and other intellectual property law, nondisclosure agreements and other protective measures to protect its proprietary rights. The Company currently has 16 United States patents, including design patents, and 4 more pending United States patent applications for its technologies. The Company also relies on unpatented know-how and trade secrets and employs various methods, including confidentiality agreements with employees and consultants, to protect its trade secrets and know-how. The Company also may desire to develop, produce and market commercially viable new products, such as personal communications systems, that may require new or renewed licenses from others.

EMPLOYEES

  As of December 31, 1997, the Company had 663 full-time, non-union employees worldwide, including 519 in the United States, 132 in the United Kingdom, 8 in Canada, 2 in France and 2 in Hong Kong. Of these, 91 were engaged in marketing and sales, 98 in research, development and product engineering, 189 in branch operations, finance and corporate administration, 122 in manufacturing and 163 in operations.

  An additional 363 United States workers are represented by collective bargaining units at December 31, 1997, including 297 within the New York metropolitan area provided under labor pooling agreements between the Company and two of its affiliates. See "Certain Relationships and Other Related Transactions." Contracts with unions are negotiated every three years. The Company has never experienced a work stoppage. Management believes that current relations with labor are good and that existing union contracts will be renewed.

ENVIRONMENTAL MATTERS

  The Company is subject to various federal, state and local environmental laws and regulations, including those governing the use, discharge and disposal of hazardous substances in the ordinary course of its manufacturing process. Although management believes that its current manufacturing operations comply in all material respects with applicable environmental laws and regulations, there is no assurance that environmental legislation may not in the future be enacted or interpreted to create environmental liability with respect to the Company's facilities or operations.

PROPERTIES

  During 1997, the Company purchased its sole manufacturing facility in Westbrook, Connecticut and related land for approximately $2.5 million. Additionally, the Company leases its executive offices and network switching facilities in New York City and London, its research and development facility in Stamford, Connecticut and its branch offices and sales offices in the United States, Canada, Hong Kong and the United Kingdom. The Company believes that its current facilities are adequate for its near-term requirements and does not anticipate the need for significant expansion in the foreseeable future, although it is currently in the process of procuring replacement space for its research and development facility as the lease on currently occupied space in Stamford, Connecticut expires May 31, 1998.

LEGAL PROCEEDINGS

  The Company is not a party to any pending legal proceedings except for claims and lawsuits arising in the normal course of business. The Company does not believe that these claims or lawsuits will have a material adverse effect on the Company's financial condition or results of operations.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth the name, age and position of each of the directors and executive officers of the Company upon consummation of the Merger.

        NAME(1)             AGE(2)                        POSITION
        -------             ------                        --------
   Peter Woog..............   55   Chairman of the Board
   Richard P. Kleinknecht..   59   Vice Chairman of the Board
   Richard M. Cashin, Jr...   45   Director
   David Y. Howe...........   33   Director
   Robert J. McInerney.....   52   Director
   Terry Clontz............   47   CEO and President and Director
   Russell G. Kleinknecht..   44   Executive Vice President, Information Transport Systems
   Gerald E. Starr.........   44   Executive Vice President, Trading Systems
   David A. Walsh..........   36   Executive Vice President, IXnet and Director
   Brian L. Reach..........   43   Vice President, Chief Financial Officer
   Daniel Utevsky..........   47   Vice President, General Counsel and Corporate Secretary

--------
(1) Pursuant to the Merger Agreement, CVC has the right to nominate two additional directors who shall be independent directors, and each of the IPC stockholders that are signatories to the Investors Agreement have agreed to vote in favor of such nominees as well as the nominees listed above.
(2) As of December 31, 1997.

  Peter Woog. Mr. Woog is President and Chief Executive Officer of CSI where he has been employed since 1995. He also serves on the Board of Directors for Cable Systems Holding Company, CSI, LoDan Electronics, Inc., the Arizona Association of Industries, the Samaritan Health System, and AAC. Mr. Woog is also a trustee and chairman for the Arizona Science Center.

  Richard P. Kleinknecht. Mr. Kleinknecht has served as Chairman and a Director of the Company since its acquisition from Contel Corporation in October 1991. Prior to the appointment of Mr. Clontz on December 3, 1995, Mr. Kleinknecht also served as Chief Executive Officer of the Company. Mr. Kleinknecht has also served as Chairman of various companies which he and his brother, Peter, have jointly owned or controlled (collectively, the "Kleinknecht Organization") since 1968 and has worked for the Kleinknecht Organization since 1960.

  Richard M. Cashin, Jr.. Mr. Cashin has been employed by CVC since 1980, and has been President since 1994. Mr. Cashin is a director of Levitz Furniture Incorporated, Furnishings International, Inc., Euromax and Titan Wheel International.

  David Y. Howe. Mr. Howe is a Vice President of CVC where he has been employed since 1993. He is also a director of American-Italian Pasta Company, Aetna Industries, Inc., Bob's Stores, Inc., Brake-Pro, Inc., CSI, Cable Systems Holding Company, LoDan Electronics, Inc., Copes-Vulcan, Inc., Pen-Tab Industries, Inc., Milk Specialities Company and Furnishings International, Inc.

  Robert J. McInerney. Mr. McInerney serves as consultant to Merisel, Inc., a leading distributor of computer hardware, networking, equipment and software, where he was, from February 1997 until March 1997, employed as President and Chief Operating Officer responsible for U.S. and Canadian operations. He was previously employed as executive vice president of United Capital Corporation, a multi-national holding corporation and parent to Dome & Margolin, Ancom Corporation, Metex Corporation and AFP Corporation from 1995. Prior to joining United Capital Corporation, from 1981 Mr. McInerney was employed by Arrow Electronics, Inc. ("Arrow"), and served as President of Arrow's Commercial Systems Group from 1987 to 1994.

  Terry Clontz. Mr. Clontz joined the Company in December, 1995 as President and Chief Executive Officer and Director. From 1992 through December, 1995, Mr. Clontz served as President of BellSouth International's Asia/Pacific Region and a director of BellSouth's ventures in Australia, Singapore, India, New Zealand and the People's Republic of China. Mr. Clontz was employed by BellSouth Corporation and its affiliates for a total of 23 years, including 1987 to 1990 as Vice President of International Business Development and 1990 to 1992 as Vice President Business Development and Operations for BellSouth's investments in Europe.

  Russell G. Kleinknecht. Mr. Kleinknecht has served as Executive Vice President, I.T.S. since October of 1997 and previously had been Executive Vice President, Global Sales since August 1996 when the Company was restructured along functional lines. From December 1995 he served as Executive Vice President of Global Business Development. From April 1994, he served as Vice President responsible for major account development. Prior to joining the Company, Mr. Kleinknecht was Executive Vice President of KEC, an affiliated company. Mr. Kleinknecht is the cousin of Richard P. Kleinknecht and Peter J. Kleinknecht.

  Gerald E. Starr. Mr. Starr has served as Executive Vice President, Turret Systems since January of 1997 and previously had been Vice President of Manufacturing and Engineering since February of 1996. Since April 1995, he has also served as President of IPC Bridge, Inc., a wholly owned subsidiary which acquired the assets of Bridge Electronics, Inc. Mr. Starr founded Bridge Electronics, Inc. in 1987. Previously, Mr. Starr founded Turret Equipment Corporation ("TEC") in 1980 and sold TEC to Tie Communications in 1984, where he remained until 1990.

  David A. Walsh. Mr. Walsh founded IXnet in 1993 and has served as its President since then. Mr. Walsh also started Voyager Networks, a provider of internet services, in 1992. At Voyager, he served as its CEO and President until leaving to manage IXnet on a full-time basis in 1995. Mr. Walsh also held various technology positions at several financial institutions, including several commodities exchanges in New York (NYCE, NYMEX, CSCE and COMEX), Garban, Garvin Guybutler, and Drexel Burnham Lambert Trading Corporation.

  Brian L. Reach. Mr. Reach joined the Company in May 1997 as Chief Financial Officer and in November 1997 was named a Vice President. Prior to joining IPC, from 1993 through April 1997, Mr. Reach was employed by the Celadon Group Inc., an international transportation company, as its Chief Financial Officer through April 1996 and Vice President--Special Projects through April 1997. From 1990 through 1993, he was employed by Cantel Industries, Inc., an international distributor of medical and scientific products and ergonomic seating as the Chief Financial Officer. Mr. Reach is a Certified Public Accountant.

  Daniel Utevsky. Mr. Utevsky has been employed by the Company since July 1993, has served as General Counsel and Corporate Secretary since May 1994 and was named a Vice President in October 1996. Mr. Utevsky has 20 years experience in the telecommunications industry, including 14 years as an attorney. He was previously employed for five years by Northern Telecom Inc. and for six years by The City of New York, Office of Telecommunications Control.

EXECUTIVE COMPENSATION

  The following table provides certain summary information concerning all compensation earned by the Company's Chief Executive Officer, each of the other four most highly compensated executive officers of the Company (collectively, the "Named Executive Officers") whose annual salary and bonus for the fiscal year ended September 30, 1997 exceeded $100,000 in the aggregate and a former executive officer who, except for his termination of employment, would have been among the other four most highly compensated executive officers of the Company.

                          SUMMARY COMPENSATION TABLE
                              ANNUAL COMPENSATION

                                                                        SECURITIES
                                                                        UNDERLYING
  NAME AND PRINCIPAL     FISCAL  SALARY                 OTHER ANNUAL   OPTIONS/SARS    ALL OTHER
       POSITION           YEAR    (1)      BONUS      COMPENSATION (2)   GRANTED    COMPENSATION (3)
  ------------------     ------ --------  -------     ---------------- ------------ ----------------
Richard P. Kleinknecht.   1997  $420,000  $   --          $   --         $   --         $10,730
  Chairman (4)            1996   420,000      --              --             --          26,540
                          1995   380,000  380,000             --             --          33,254
Peter J. Kleinknecht...   1997   420,000      --              --             --          13,400
  Vice Chairman (5)       1996   420,000      --              --             --          13,200
                          1995   380,000  380,000             --             --          17,800
Terry Clontz (6).......   1997   324,692   60,000          82,829(7)      25,000         15,756
  President and Chief     1996   255,006  250,000          33,300(7)     200,000         12,871
  Executive Officer       1995       --       --              --             --             --
Gerald E. Starr (8)....   1997   217,789   28,325             --          40,000          3,200
  Executive Vice Presi-   1996   183,077   25,000             --             --             --
   dent                   1995    66,346      --              --             --             --
  Turret Systems
Russell G. Kleinknecht.   1997   250,000   31,250             --          40,000          7,670
  Executive Vice Presi-   1996   220,000  160,000             --         100,000         10,773
   dent                   1995   133,461  200,000             --           7,000          4,004
  I.T.S.
Jeffrey M. Gill (9)....   1997   250,000  477,536(10)                        --             --
  Former Executive        1996   250,000  577,536(10)                        --          45,198
  Vice President          1995   200,000  580,000(10)                        --          45,844

--------
 (1) Includes amounts, if any, deferred by the named individual for the period in question pursuant to Section 401(k) of the Code under the IPC Information Systems, Inc. Retirement Savings Plan and Trust (the "401(k) Plan").
 (2) Does not include certain perquisites and other personal benefits, securities or property received by the Named Executive Officers when the aggregate value does not exceed the lesser of $50,000 or 10% of any such officer's salary and bonus disclosed in this table.
 (3) For 1997, consists of (i) premiums paid by the Company for term or other life insurance coverage under contracts affording the named individual dispositive control over the death benefit proceeds and (ii) in the case of all named individuals except Mr. Gill, $3,200 each paid by the Company as matching and/or profit sharing contributions to the 401(k) Plan.
 (4) Effective December 3, 1995, Richard P. Kleinknecht resigned as Chief Executive Officer.
 (5) Effective December 3, 1995, Peter J. Kleinknecht resigned as President.
 (6) Terry Clontz was employed by the Company as President and Chief Executive Officer as of December 3, 1995.
 (7) For fiscal year 1997, consists of $71,429 ($40,000 for moving expenses and $31,429 tax gross-up on said payment) and $11,400 related to housing costs. For fiscal year 1996, consists of $33,300 related to housing costs.
 (8) Gerald E. Starr was originally employed by a subsidiary of the Company, IPC Bridge, Inc., as President, effective upon the acquisition of the assets of Bridge Electronics, Inc. in April, 1995. Mr. Starr became an Executive Officer of the Company effective October 23, 1996.
 (9) Jeffrey M. Gill's employment with the Company terminated as of January 22, 1997. In accordance with provisions of an employment agreement entered into with the Company, Mr. Gill continued to receive base salary for one year thereafter and was entitled to receive 31,857 shares of IPC Common Stock on September 30, 1997. Issuance of said stock has been deferred, by mutual agreement, until Mr. Gill makes payment to the Company for certain loans and employee advances made to him during the course of his employ.
(10) Represents the value of 31,857 shares of IPC Common Stock earned in each such fiscal year, in accordance with Mr. Gill's employment agreement, plus cash bonuses of $200,000 and $100,000, respectively in 1995 and 1996.

STOCK OPTION PLAN

  General Plan Information. The Option Plan provides for the grant to certain officers and employees of options, stock appreciation rights ("SARs") and restricted stock. The Option Plan was approved by holders of a majority of the shares of IPC Common Stock present and entitled to vote at a stockholders' meeting held on May 9, 1994. An amendment to the Option Plan, providing for an increase in the number of shares reserved for issuance, was approved by a vote of stockholders at the Annual Meeting of Stockholders held on February 14, 1996.

  The Compensation Committee administers the Option Plan. Subject to certain specific limitations and restrictions set forth in the Option Plan, the Compensation Committee has full and final authority to interpret the Option Plan, to prescribe, amend and rescind rules and regulations, if any, relating to the Option Plan and to make all determinations necessary or advisable for the administration of the Option Plan.

  As of September 30, 1997, the Company has reserved 526,813 shares of IPC Common Stock for future issuance of stock options. Such IPC Common Stock may be authorized and unissued shares, treasury shares, or shares previously issued and reacquired by the Company. Any shares of IPC Common Stock subject to awards under the Option Plan which are terminated, expire, forfeited or are canceled (for any reason other than the surrender of any such award upon exercise of a related SAR) without having been exercised in full, shall again be available for purposes of the Option Plan.

  The following table sets forth certain information with respect to options granted under the Option Plan during the fiscal year ended September 30, 1997 to the Named Executive Officers:

           OPTION/SAR GRANTS IN FISCAL YEAR ENDED SEPTEMBER 30, 1997

                                                                               POTENTIAL REALIZABLE
                                                                                 VALUE AT ASSUMED
                                                                               ANNUAL RATES OF SHARE
                                                                                PRICE APPRECIATION
                                           INDIVIDUAL GRANTS                      FOR OPTION TERM
                         ----------------------------------------------------- ---------------------
                          NUMBER OF    % OF TOTAL
                          SECURITIES  OPTIONS/SARS
                          UNDERLYING   GRANTED TO
                         OPTIONS/SARS EMPLOYEES IN EXERCISE OR BASE EXPIRATION
NAME                       GRANTED    FISCAL YEAR  PRICE ($/SHARE)     DATE        5%        10%
-----                    ------------ ------------ ---------------- ---------- ---------- ----------
Terry Clontz............    25,000          6%          $14.50       10/31/06     227,974    577,732
Richard P. Kleinknecht..         0         --              --             --          --         --
Peter J. Kleinknecht....         0         --              --             --          --         --
Gerald E. Starr.........    20,000          5%           14.50       10/31/06     182,379    462,185
                            20,000          5%           13.31       02/14/07     167,412    424,254
Russell G. Kleinknecht..    40,000         10%           14.50       10/31/06     364,759    924,371

  All Options granted during the fiscal year ended September 30, 1997 provided a ten-year term, vest in equal amounts on the first three anniversaries of their grant date and are exercisable at the fair market value of IPC Common Stock on the date of grant.

  The following table sets forth certain information with respect to options exercised under the Option Plan during the fiscal year ended September 30, 1997 by the Named Executive Officers of the Company who are named in the Summary Compensation Table:

    AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END
                               OPTION/SAR VALUES

                                                   NUMBER OF SECURITIES
                                                  UNDERLYING UNEXERCISED    VALUE OF UNEXERCISABLE
                           SHARES       VALUE     OPTIONS/SARS AT FISCAL   IN-THE-MONEY OPTIONS/SARS
                          ACQUIRED    REALIZED           YEAR-END             AT FISCAL YEAR-END
                         ON EXERCISE ON EXERCISE            (#)                       ($)
          NAME               (#)         ($)     EXERCISABLE/UNEXERCISABLE EXERCISABLE/UNEXERCISABLE
          ----           ----------- ----------- ------------------------- -------------------------
Terry Clontz............       0         --           16,667/208,333           $105,252/$990,498
Richard P. Kleinknecht..       0         --                      --                          --
Peter J. Kleinknecht....       0         --                      --                          --
Gerald E. Starr.........       0         --                 0/40,000                 $ 0/261,350
Russell G. Kleinknecht..       0         --           21,332/125,668           $130,629/$776,551

DIRECTORS COMPENSATION

  Prior to the Merger, each member of the Board of Directors who was not an employee of the Company received an annual retainer of $5,000 contingent upon attending at least 75% of the aggregate total number of meetings of the Board and of each committee of which such director is a member. Additionally, each non-employee director received a fee of $2,500 for each Board meeting or committee meeting attended. However, if such director attended more than one meeting in a single day, he received a fee of $2,500 for the first meeting attended and a fee of $1,250 for each additional meeting.

  There are no provisions in the Company's Restated Certificate of Incorporation or Bylaws that have the effect of, nor has the Board adopted any policy that has the effect of, imposing a maximum limitation on the total compensation payable in any year to any director.

EMPLOYMENT AGREEMENTS UPON CONSUMMATION OF THE MERGER

  Richard P. Kleinknecht has entered into an Amended and Restated Employment Agreement with IPC, dated as of December 18, 1997, whereby he is to be employed for a two-year term, commencing on the closing date of the transactions contemplated by the Merger Agreement, as Vice-Chairman reporting to the Board of Directors and Chairman of the Company. Richard P. Kleinknecht is entitled to receive $420,000 in base salary, plus a possible discretionary bonus as well as options to purchase 1.25% of the fully diluted shares of the Company pursuant to the New Stock Incentive Plan. The Company has a right to terminate the employment agreement with or without cause. If Richard P. Kleinknecht's employment is terminated without cause, the Company must pay Richard P. Kleinknecht's base salary for the remainder of his term, at normal payroll intervals. During the term of his employment and for one year thereafter, Richard P. Kleinknecht will be subject to restrictions on (i) competition and (ii) the solicitation of customers and employees, and for all periods during and after the term, he will be subject to nondisclosure and confidentiality restrictions relating to the confidential information and trade secrets of the Company and its affiliates. Richard P. Kleinknecht is to be employed on a full-time basis subject to his continued work for KEC-NJ, KEC-NY and Knight Maintenance Corporation.

  Peter J. Kleinknecht has entered into an Amended and Restated Employment Agreement with IPC, dated as of December 18, 1997, whereby he will be engaged as an IPC employee reporting only to the full Board of Directors of the Company. The terms and conditions are substantially the same as Richard P. Kleinknecht's employment agreement except for the following distinctions: (i) Peter J. Kleinknecht shall devote time to the Company on an "as needed basis" and shall continue in his capacity as an officer of both KEC-NY and KEC-NJ;
(ii) if Peter J. Kleinknecht's employment is terminated by the Company due to death, disability or without cause, the Company must pay him or his estate, as the case may be, a lump sum equal to his base salary for the remainder of his term, discounted for present value; and (iii) Peter J. Kleinknecht's employment agreement specifically provides for a car, life insurance and social club membership, consistent with past practice.

  David Walsh has entered into an Amended and Restated Employment Agreement with IXnet, dated as of December 18, 1997, under which he is to be employed on a full time basis for a five-year term as Chief Executive Officer and Chairman of the IXnet Board of Directors ("IXnet Board") reporting only to the full IXnet Board or the Board of Directors of the Company. Under the employment agreement, Walsh will receive $225,000 in base salary plus a discretionary bonus targeted at a minimum of $175,000 and benefits consistent with past practice. He is also entitled to receive options to purchase 2.36% of the fully diluted shares of the Company and a "springing" options grant equal to 3% of the shares of IXnet (with an additional 2% reserved for grants to other employees, in the event of a public offering or spin-off of IXnet stock.) He is entitled to lump sum severance payments payable if he is terminated "without cause" or resigns for "good reason" equal to his base salary, plus his average bonus previously paid for his then-remaining term of employment, but not less than three years, discounted to present value. Walsh's benefits under his employment agreement will continue during the severance period. During his term and for 2.5 years thereafter, Walsh is subject to restrictions on (i) competition and (ii) the solicitation of customers and employees, and for all periods during and after his term, he is subject to nondisclosure and confidentiality restrictions relating to the confidential information and trade secrets of the Company and its affiliates.

  Anthony Servidio has entered into an Amended and Restated Employment Agreement with IXnet, dated as of December 18, 1997, as Vice President--Sales of IXnet, reporting to the full IXnet Board or the Chief Executive Officer of IXnet. The terms and conditions of Servidio's employment agreement are substantially the same as Walsh's employment agreement except that Servidio will receive $190,000 in base salary, plus a commission-based bonus with a minimum draw of $110,000 and benefits consistent with past practice.

NEW STOCK INCENTIVE PLAN

  The Company has adopted, subject to approval by shareholders of the Company, a New Stock Incentive Plan. The New Stock Incentive Plan, which will become effective on Closing, provides for the grant of options to purchase Common Stock of the Company to selected officers, employees, consultants and directors. The purpose of the New Stock Incentive Plan is to cause persons who are in a position to contribute to the long-term success of the Company to increase their interest in the welfare of the Company and to aid in attracting and retaining employees and consultants of outstanding ability.

  The members of the compensation committee of the Company's Board of Directors will administer the New Stock Incentive Plan and determine, within the limitations of the New Stock Incentive Plan, the officers, employees, consultants and directors to whom options will be granted and the amount, timing and other terms and conditions applicable to such grants. Subject to adjustment upon changes in capitalization, the Common Stock of the Company which may be issued pursuant to options granted under the New Stock Incentive Plan shall not exceed 554,112 shares in the aggregate.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth certain information, as of January 26, 1998 and pro forma, upon consummation of the Merger Transactions, with respect to the beneficial ownership of IPC Common Stock and Surviving Corporation Common Stock, respectively, by: (i) each person who, to the knowledge of the Company, beneficially owns more than five percent; (ii) each director and nominee;
(iii) each of the named executive officers; and (iv) all executive officers and directors as a group. Unless indicated otherwise, each person listed has sole voting and investment power over the shares beneficially owned.

                                                          PRO FORMA       PRO FORMA
                          AMOUNT & NATURE     APPROXIMATE AMOUNT OF      APPROXIMATE
                           OF BENEFICIAL      PERCENT OF  BENEFICIAL     PERCENT OF
NAME OF BENEFICIAL OWNER   OWNERSHIP (1)       CLASS (2)  OWNERSHIP      CLASS (14)
------------------------  ---------------     ----------- ----------     -----------
Richard P. Kleinknecht..     3,453,398(3)(9)     32.16%     380,952(15)      9.4%
Peter J. Kleinknecht....     2,852,348(4)(9)     26.56%         N/A(10)
Terry Clontz............        68,333(5)          *         --              --
Theodore J. Johnson.....         5,000             *            N/A(10)
Robert J. McInerney.....         4,000             *         --              --
Peter M. Stein..........         1,000             *            N/A(10)
Gerald E. Starr.........        77,617(6)          *         --              --
Russell G. Kleinknecht..       116,907(7)(9)       *         --              --
Richard Cashin(11)......           N/A            --         --              --
David Howe(11)..........           N/A            --         --              --
David A. Walsh(11)(16)..           N/A            --         --              --
Peter Woog(11)..........           N/A            --         --              --
Cable Systems Holding,
 LLC(12)................           N/A                    1,156,191(15)     28.4%
Cable Systems Holding,
 LLC(13)................           N/A                    2,527,620(15)     62.2%
Cable Systems Interna-
 tional, Inc............           N/A                      758,095(15)     18.7%
All executive officers
 and directors as a
 group (10 persons).....     6,592,480(8)(16)    60.52%
All executive officers
 and directors as a
 group (11 persons).....           N/A                      533,333         13.1%

--------
*Less than 1%

 (1) Based upon information supplied by officers and directors, and filings under Sections 13 and 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").
 (2) Percentage of ownership is based on 10,739,446 shares of IPC Common Stock outstanding on January 26, 1998, except that the percentage ownership of the group is based on 10,892,277 shares, including as outstanding all shares issuable upon exercise of stock options which may be exercised within 60 days of January 26, 1998.
 (3) Includes 1,552,273 shares directly owned by Richard P. Kleinknecht and 1,901,125 shares beneficially owned as follows: (a) 1,000,000 shares held in a trust pursuant to a trust agreement dated February 12, 1997, for which Richard Kleinknecht and his wife are the trustees and (b) 901,125 shares held in three trusts for Richard P. Kleinknecht's children.
 (4) Includes 2,240,999 shares directly owned by Peter J. Kleinknecht and 611,349 shares beneficially owned as follows: (i) 155,637 shares in his Grantor Retained Annuity Trust; (ii) 155,637 shares in his wife's Grantor Retained Annuity Trust; and (iii) 300,075 as custodian for his minor child. Excludes 600,150 shares owned by Peter J. Kleinknecht's major children for which he disclaims beneficial ownership.
 (5) Includes options to purchase 58,333 shares exercisable within 60 days of January 26, 1998.
 (6) Includes options to purchase 13,333 shares exercisable within 60 days of January 26, 1998.
 (7) Includes options to purchase 70,333 shares exercisable within 60 days of January 26, 1998.
 (8) Includes options to purchase 152,831 shares exercisable within 60 days of January 26, 1998.
 (9) In accordance with the Stockholders Agreement, Richard P. Kleinknecht, and certain family members and trusts, Peter J. Kleinknecht and certain family members and trusts and Russell G. Kleinknecht have agreed, among other things, to vote their shares of IPC Common Stock in favor of the Merger and the Merger Agreement.
(10) Will be neither a director nor an executive officer after the Merger.
(11) Is neither a director nor an executive officer prior to the Merger.
(12) Assumes stockholders elect to retain the Maximum Stock Election Number.
(13) Assumes stockholders elect to retain the Minimum Stock Election Number.
(14) Percentage of ownership is based on 4,063,492 shares of Surviving Corporation Common Stock outstanding upon consummation of the Merger Transactions.
(15) In accordance with the Investors Agreement, dated as of December 18, 1997, as amended and restated and effective upon the Merger, Messrs. Richard P. Kleinknecht and David Walsh, CSH LLC, CSI and certain other parties have agreed to certain transfer restrictions and voting agreements with respect to all of their shares of Surviving Corporation Common Stock owned by each of them.
(16) Pursuant to the Share Exchange and Termination Agreement, Walsh has agreed to exchange 336 shares of IXnet capital stock for 152,381 shares of Surviving Corporation Common Stock. See "Certain Relationships and other Related Transactions--Share Exchange and Termination Agreement."

  Except as set forth above, the Company is not aware of any beneficial owner of more than 5% of IPC Common Stock as of January 26, 1998, or pro forma, upon consummation of the Merger.

             CERTAIN RELATIONSHIPS AND OTHER RELATED TRANSACTIONS

CERTAIN AGREEMENTS IN CONNECTION WITH THE MERGER

  In connection with the execution of the Merger Agreement, the following agreements were entered into, each of which will become effective (except the Stockholders Agreement) only upon the consummation of the transactions contemplated by the Merger Agreement (collectively, these agreements are referred to as the "Ancillary Agreements").

  Investors Agreement. The Investors Agreement, by and among IPC, CSH LLC, Richard P. Kleinknecht, David A. Walsh ("Walsh") and Anthony Servidio ("Servidio") (Richard P. Kleinknecht, Walsh, Servidio collectively, the "Management Stockholders") and certain other parties, dated as of December 18, 1997, as amended and restated (the "Investors Agreement"), is effective only upon the consummation of the Merger Agreement. The Investors Agreement provides generally that each party thereto will vote in favor of the nominees for director of each other party, subject to such party's ownership percentage of Surviving Corporation Common Stock. As a result of their stock ownership and the Investors Agreement, following the Effective Time, the CSH Entities will control the Surviving Corporation and will have the power to elect a majority of its directors and approve any action requiring the approval of the holders of Surviving Corporation Common Stock, including adopting certain amendments to the Surviving Corporation's certificate of incorporation and approving mergers or sales of all or substantially all of the Surviving Corporation's assets. The Investors Agreement also provides for restrictions on, and rights in connection with, sales and transfer of Surviving Corporation Common Stock by any CSH stockholder or Management Stockholder and certain of their respective permitted transferees.

  Amended and Restated Corporate Opportunity Agreement. Under the Amended and Restated Corporate Opportunity Agreement, dated as of December 18, 1997 (the "Corporate Opportunity Agreement"), by and among KEC-NY and KEC-NJ, KEC agrees for three years from December 18, 1997 not to bid for or accept any job requiring KEC to install low voltage wire, cable and related devices intended to serve as local or wide area network for voice, data and/or video communication, if such installation does not require such work to be performed by a licensed electrician but specifically excludes installations intended to transmit signaling in connection with mechanical controls, fire safety and security systems ("Cabling Work"). KEC may not bid for Cabling Work without IPC's written consent if IPC has notified KEC of its intent to bid for such job. This restriction on KEC does not apply if (a) IPC does not so notify KEC and (b) KEC notifies IPC of its intention to bid for the job and does not receive notification from IPC within five days that IPC wishes to place its own bid for the job.

  The Corporate Opportunity Agreement may be terminated (a) by IPC with or without cause upon 90 days' written notice; (b) by either party upon five days' written notice if (i) there is a material default or (ii) a party files for insolvency relief; or (c) (i) the Labor Pool Agreements are terminated and
(ii) IPC does not elect to pay KEC an aggregate of $500,000 per year.

  Amended and Restated Labor Pool Agreements. KEC-NY and KEC-NJ are each parties to the Labor Pool Agreements (the "LPAs"), virtually identical labor sharing agreements with IPC, whereby KEC acts as payroll agent for IPC's Pooled Employees and serves as the signatory to collective bargaining agreements with the Union Locals that represent these employees. Each of the LPAs is for a term of 20 years. IPC has agreed to pay $45,000 to KEC-NY and $5,000 to KEC-NJ in monthly fees under the respective LPAs. IPC will obtain a standby letter of credit in favor of KEC in the amount of $1.5 million with respect to KEC's payments for labor compensation and benefits related to Pooled Employees. Under the LPAs, IPC has agreed to indemnify KEC-NJ and KEC-NY. Each of the LPAs may be terminated by the Surviving Corporation with or without cause upon 90 days written notice.

  Stockholders Agreement. Pursuant to the Stockholders Agreement, the Kleinknecht Stockholders have agreed to vote their shares of IPC Common Stock
(i) in favor of the Merger Agreement and the Merger, (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of IPC under the Merger Agreement or the Stockholders under the Stockholder Agreement, (iii) in favor of the New Stock Incentive Plan and (iv) against a number of actions which could impede, interfere with or delay the Merger or the transactions contemplated by the Merger Agreement or the Stockholders Agreement. Each Kleinknecht Stockholder has also agreed, except as otherwise permitted by certain other ancillary agreements, for a period of three years after the Effective Time not to directly or indirectly engage in any activities competitive in any material respect with the business of the Surviving Corporation and its subsidiaries and affiliates competitive in any material respect with the business of the Surviving Corporation and its subsidiaries and affiliates or become a partner, stockholder or involved in any capacity in an entity which engages in such activities. In addition Richard P. Kleinknecht and Peter J. Kleinknecht have agreed not to employ or solicit for employment any employee of the Surviving Corporation or any of its subsidiaries or joint ventures for a period ending on the date that is the later of (x) three years following the Effective Time and (y) the termination of the Amended and Restated Labor Pool Agreements (other than, with respect to Richard P. Kleinknecht, his executive assistant), each dated as of December 18, 1997, between IPC and each of KEC-NY and KEC-NJ.

  Share Exchange and Termination Agreement. Pursuant to the Share Exchange and Termination Agreement, by and among IPC, IXnet, Walsh and Servidio, Walsh has agreed to exchange 336 shares, or 12%, of IXnet capital stock for 152,381 shares of Surviving Corporation Common Stock and Servidio has agreed to exchange 224 shares, or 8%, of IXnet capital stock for 101,587 shares of Surviving Corporation Common Stock immediately following the Effective Time. Ten percent of Walsh's and Servidio's shares of Surviving Corporation Common Stock will be issued only upon delivery, by June 18, 1998, of certain releases by three former shareholders of IXnet capital stock. The shares of IPC Common Stock so received will be subject to usual and customary restrictions on transfer.

  Each of Walsh and Servidio has agreed that, except as permitted under the Merger Agreement, for a period of two and one-half years after the Effective Time, he will not, directly or indirectly, in any form or manner on a worldwide basis: (i) engage in any activities competitive in any material respect with the business of the Surviving Corporation and its subsidiaries and affiliates or (ii) become a partner, shareholder or involved in any other capacity in an entity which engages in activities competitive with the business of the Surviving Corporation and its subsidiaries; provided that each of Walsh and Servidio may own, directly or indirectly, solely as a passive investment, securities of an entity so long as he does not control the entity and does not, directly or indirectly, own 5% or more of any voting class of securities of the entity.

  Starr Termination Agreement. Pursuant to a Termination Agreement, dated as of December 18, 1997, among IPC, Gerald Starr and Robert Starr, the Starrs have agreed to terminate registration rights they formerly had with respect to IPC Common Stock.

AGREEMENTS WITH RELATED PARTIES

  Richard P. Kleinknecht, the Company's Chairman, and Peter J. Kleinknecht, the Company's Vice Chairman, are controlling stockholders and executive officers of several other entities that do business from time to time with the Company and certain of its customers. These entities include KEC-NY, KEC-NJ, both electrical services companies, and Humaco Leasing & Holding Corporation ("Humaco"), a tool and vehicle leasing company.

  The Company has from time to time rented certain equipment from Humaco. There were no equipment rentals from affiliated companies during fiscal 1997. During the years ended September 30, 1996 and 1995, approximately $0.9 and $1.0 million, respectively, of equipment rentals were utilized. The Company, under month to month arrangements, has rented three facilities from entities controlled by Richard P. and Peter J. Kleinknecht. For the years ended September 30, 1997, 1996 and 1995, approximately $0.2, $0.5 and $0.5 million, respectively, of such lease expense was incurred.

  The Company has loaned Russell G. Kleinknecht $98,371, with interest accruing at 6% per annum. As of December 31, 1997, the total amount outstanding under this loan, together with employee advances in the principal amount of $140,000, was $280,890, inclusive of accrued interest.

                   DESCRIPTION OF REVOLVING CREDIT FACILITY

  AAC, which will be merged into the Company as part of the recapitalization, entered into a commitment letter dated December 17, 1997 (the "Commitment Letter") with Morgan Stanley Senior Funding, Inc. ("MSSF") pursuant to which MSSF has agreed, subject to the terms and conditions set forth in the Commitment Letter (including the consummation of the Offering and negotiation of definitive loan documents), to provide the Revolving Credit Facility to be used for working capital and other purposes, including acquisitions.

  The following summary of the material provisions of the Commitment Letter does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Commitment Letter, a copy of which is available from the Company upon request. Defined terms that are used but not defined in this section will have the meanings given to such terms in the loan documentation for the Revolving Credit Facility.

  The Revolving Credit Facility will initially provide the Company with up to $55.0 million of revolving credit borrowings (subject to borrowing base and other limitations). The Revolving Credit Facility will include a sublimit for the issuance of letters of credit. Borrowings made under the Revolving Credit Facility will bear interest at a rate equal to, at the Company's option, the Administrative Agent's Base Rate plus 150 basis points or the LIBOR Rate plus 250 basis points. The "Base Rate" is a fluctuating interest rate equal to the higher of (i) the rate of interest announced publicly by Citibank, N.A. as its base rate and (ii) a rate equal to 1/2 of 1% per annum above the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as determined for any day by the Administrative Agent. The Base Rate and LIBOR Rate will be subject to step-downs based on the leverage ratio of the Company and its subsidiaries on a consolidated basis.

  The Revolving Credit Facility expires five years from the Effective Time. The obligations of the Company under the Revolving Credit Facility are secured by substantially all of the real and personal property of the Company and its subsidiaries including inventory, accounts receivable and the proceeds of the foregoing.

  The Commitment Letter contemplates that the Revolving Credit Facility will contain customary covenants of the Company and its subsidiaries, including, without limitation, restrictions on (i) asset dispositions, (ii) mergers or acquisitions, (iii) capital expenditures, (iv) restricted payments, including prohibitions on the payment of dividends to, or the repurchase or redemption of stock from, stockholders, (v) the incurrence of indebtedness, (vi) loans and investments, (vii) liens and (viii) transactions with affiliates (as defined in the Revolving Credit Facility). Pursuant to the terms of the Revolving Credit Facility, the Company would be in default under the Revolving Credit Facility upon (i) the non-payment of principal or interest when due under the notes issued in connection with the Revolving Credit Facility or, subject to applicable grace periods in certain circumstances, upon the non-fulfillment of the covenants described above, (ii) certain changes in control of the ownership of the Company and (iii) various other events of default described in the Revolving Credit Facility. If such an event of default occurs, the banks will be entitled to take all actions permitted to be taken by a secured creditor under the Uniform Commercial Code and to accelerate the amounts due under the Revolving Credit Facility and may require all such amounts to be immediately paid in full.

                           DESCRIPTION OF THE NOTES

  The Notes are to be issued under an Indenture, to be dated as of the Closing Date, between the Company, as issuer, and United States Trust Company of New York (the "Trustee"). A copy of the form of Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part thereof by the Trust Indenture Act of 1939, as amended. Whenever particular defined terms of the Indenture not otherwise defined herein are referred to, such defined terms are incorporated herein by reference. For definitions of certain capitalized terms used in the following summary, see "--Certain Definitions." For purposes of this summary, the term "Company" refers only to IPC Information Systems, Inc. and not to any of its subsidiaries.

GENERAL

  The Notes will be unsecured unsubordinated obligations of the Company, initially limited to $247.4 million aggregate principal amount at maturity, and will mature on May 1, 2008. Although for federal income tax purposes a significant amount of original issue discount, taxable as ordinary income, will be recognized by a Holder as such discount accrues from the issue date of the Notes, no interest will be payable on the Notes prior to November 1, 2001. From and after May 1, 2001, interest on the Notes will accrue at the rate shown on the front cover of this Prospectus from May 1, 2001, or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semiannually (to Holders of record at the close of business on the April 15 or October 15 immediately preceding the Interest Payment Date) on May 1 and November 1 of each year, commencing November 1, 2001.

  Principal of, premium, if any, and interest on the Notes will be payable, and the Notes may be exchanged or transferred, at the office or agency of the Company in the Borough of Manhattan, the City of New York (which initially will be the corporate trust office of the Trustee at 114 West 47th Street, New York, New York 10036); provided that, at the option of the Company, payment of interest may be made by check mailed to the Holders at their addresses as they appear in the Security Register.

  The Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 of principal amount at maturity and any integral multiple thereof. See "--Book-Entry; Delivery and Form." No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

  Subject to the covenants described below under "Covenants" and applicable law, the Company may issue additional Notes under the Indenture. The Notes offered hereby and any additional Notes subsequently issued would be treated as a single class for all purposes under the Indenture.

OPTIONAL REDEMPTION

  The Notes will be redeemable, at the Company's option, in whole or in part, at any time or from time to time, on or after May 1, 2003 and prior to maturity, upon not less than 30 nor more than 60 days' prior notice mailed by first class mail to each Holder's last address as it appears in the Security Register, at the following Redemption Prices (expressed in percentages of principal amount at maturity), plus accrued and unpaid interest, if any, to the Redemption Date (subject to the right of Holders of record on the relevant Regular Record Date that is on or prior to the Redemption Date to receive interest due on an Interest Payment Date), if redeemed during the 12-month period commencing May 1, of the years set forth below:

      YEAR                                                      REDEMPTION PRICE
      ----                                                      ----------------
      2003.....................................................     105.438%
      2004.....................................................     103.625
      2005.....................................................     101.813
      2006 and thereafter......................................     100.000

  In addition, at any time prior to May 1, 2001, the Company may redeem up to 35% of the principal amount at maturity of the Notes with the proceeds of one or more Equity Offerings, at any time or from time to time in part, at a Redemption Price (expressed as a percentage of Accreted Value) of 110.875%, plus accrued and unpaid interest to the Redemption Date (subject to the rights of Holders of record on the relevant Regular Record Date that is prior to the Redemption Date to receive interest due on an Interest Payment Date); provided that (i) Notes representing 65% of the principal amount of Notes initially issued remain outstanding after each such redemption and (ii) notice of such redemption is mailed within 60 days of the related Equity Offering.

  In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not listed on a national securities exchange, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate; provided that no Note of $1,000 in principal amount at maturity or less shall be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note.

SINKING FUND

  There will be no sinking fund payments for the Notes.

RANKING

  The Indebtedness evidenced by the Notes will rank pari passu in right of payment with all existing and future unsubordinated indebtedness of the Company and senior in right of payment to all existing and future subordinated indebtedness of the Company. After giving pro forma effect to the Merger Transactions, as of December 31, 1997, the Company and its subsidiaries would have had $16.6 million of indebtedness outstanding. See "Capitalization." The Revolving Credit Facility is secured by substantially all of the assets of the Company and its subsidiaries. The Notes will be effectively subordinated to such indebtedness to the extent of such security interests. In addition, all existing and future liabilities (including trade payables) of the Company's subsidiaries will be effectively senior to the Notes. After giving pro forma effect to the Merger Transactions, as of December 31, 1997, the Company's subsidiaries would have had $14.4 million of indebtedness and other liabilities outstanding. See "Risk Factors--Substantial Leverage and Debt Service."

CERTAIN DEFINITIONS

  Set forth below is a summary of certain of the defined terms used in the covenants and other provisions of the Indenture. Reference is made to the Indenture for the full definition of all terms as well as any other capitalized term used herein for which no definition is provided.

  "Accreted Value" means, for any Specified Date, the amount provided below for each $1,000 principal amount at maturity of Notes:

    (i) if the Specified Date occurs on one of the following dates (each a "Semi-Annual Accrual Date"), the Accreted Value will equal the amount set forth below for such Semi-Annual Accrual Date:

      SEMI-ANNUAL ACCRUAL DATE                                  ACCRETED VALUE
      ------------------------                                  --------------
      November 1, 1998.........................................   $  767.40
      May 1, 1999..............................................   $  809.13
      November 1, 1999.........................................   $  853.12
      May 1, 2000..............................................   $  899.51
      November 1, 2000.........................................   $  948.52
      May 1, 2001..............................................   $1,000.00

    (ii) if the Specified Date occurs before the first Semi-Annual Accrual Date, the Accreted Value will equal the sum of (a) the original issue price and (b) an amount equal to the product of (1) the Accreted Value for the first Semi-Annual Accrual Date less the original issue price multiplied by
  (2) a fraction, the numerator of which is the number of days from the Closing Date to the Specified Date, using a 360-day year of twelve 30-day months, and the denominator of which is the number of days from the Closing Date to the first Semi-Annual Accrual Date, using a 360-day year of twelve 30-day months;

    (iii) if the Specified Date occurs between two Semi-Annual Accrual Dates, the Accreted Value will equal the sum of (a) the Accreted Value for the Semi-Annual Accrual Date immediately preceding such Specified Date and (b) an amount equal to the product of (1) the Accreted Value for the immediately following Semi-Annual Accrual Date less the Accreted Value for the immediately preceding Semi-Annual Accrual Date multiplied by (2) a fraction, the numerator of which is the number of days from the immediately preceding Semi-Annual Accrual Date to the Specified Date, using a 360-day year of twelve 30-day months, and the denominator of which is 180; or

    (iv) if the Specified Date occurs after the last Semi-Annual Accrual Date, the Accreted Value will equal $1,000.

  "Acquired Indebtedness" means Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary or assumed in connection with an Asset Acquisition by a Restricted Subsidiary and not Incurred in connection with, or in anticipation of, such Person becoming a Restricted Subsidiary or such Asset Acquisition; provided that Indebtedness of such Person which is redeemed, defeased, retired or otherwise repaid at the time of or immediately upon consummation of the transactions by which such Person becomes a Restricted Subsidiary or such Asset Acquisition shall not be Acquired Indebtedness.

  "Adjusted Consolidated Net Income" means, for any period, the aggregate net income (or loss) of the Company and its Restricted Subsidiaries for such period determined in conformity with GAAP; provided that the following items shall be excluded in computing Adjusted Consolidated Net Income (without duplication): (i) the net income of any Person that is not a Restricted Subsidiary, except to the extent of the amount of dividends or other distributions actually paid to the Company or any of its Restricted Subsidiaries by such Person during such period; (ii) solely for the purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the "Limitation on Restricted Payments" covenant described below (and in such case, except to the extent includable pursuant to clause (i) above), the net income (or loss) of any Person accrued prior to the date it becomes a Restricted Subsidiary or is merged into or consolidated with the Company or any of its Restricted Subsidiaries or all or substantially all of the property and assets of such Person are acquired by the Company or any of its Restricted Subsidiaries; (iii) the net income of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such net income is not at the time permitted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary; (iv) any gains or losses (on an after-tax basis) attributable to Asset Sales; (v) except for purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the "Limitation on Restricted Payments" covenant described below, any amount paid or accrued as dividends on Preferred Stock (other than accrued dividends which, pursuant to the terms of the relevant governing documents, will not be payable prior to the first anniversary after the Stated Maturity of the Notes) of the Company or any Restricted Subsidiary owned by Persons other than the Company and any of its Restricted Subsidiaries; and (vi) all extraordinary gains and extraordinary losses.

  "Adjusted Consolidated Net Tangible Assets" means the total amount of assets of the Company and its Restricted Subsidiaries (less applicable depreciation, amortization and other valuation reserves), except to the extent resulting from write-ups of capital assets (excluding write-ups in connection with accounting for acquisitions in conformity with GAAP), after deducting therefrom (i) all current liabilities of the Company and its Restricted Subsidiaries (excluding intercompany items) and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recent quarterly or annual consolidated balance sheet of the Company and its Restricted Subsidiaries, prepared in conformity with

GAAP and filed with the Commission or provided to the Trustee pursuant to the "Commission Reports and Reports to Holders" covenant.

  "Affiliate" means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

  "Asset Acquisition" means (i) an investment by the Company or any of its Restricted Subsidiaries in any other Person pursuant to which such Person shall become a Restricted Subsidiary or shall be merged into or consolidated with the Company or any of its Restricted Subsidiaries; provided that such Person's primary business is related, ancillary or complementary to the businesses of the Company and its Restricted Subsidiaries on the date of such investment or (ii) an acquisition by the Company or any of its Restricted Subsidiaries of the property and assets of any Person other than the Company or any of its Restricted Subsidiaries that constitute substantially all of a division or line of business of such Person; provided that the property and assets acquired are related, ancillary or complementary to the businesses of the Company and its Restricted Subsidiaries on the date of such acquisition.

  "Asset Sale" means any sale, transfer or other disposition (including by way of merger, consolidation or sale-leaseback transaction) in one transaction or a series of related transactions by the Company or any of its Restricted Subsidiaries to any Person other than the Company or any of its Restricted Subsidiaries of (i) all or any of the Capital Stock of any Restricted Subsidiary, (ii) all or substantially all of the property and assets of an operating unit or business of the Company or any of its Restricted Subsidiaries or (iii) any other property and assets (other than the Capital Stock or other Investment in an Unrestricted Subsidiary) of the Company or any of its Restricted Subsidiaries outside the ordinary course of business of the Company or such Restricted Subsidiary and, in each case, that is not governed by the provisions of the Indenture applicable to mergers, consolidations and sales of assets of the Company; provided that "Asset Sale" shall not include
(a) sales or other dispositions of inventory, receivables and other current assets, (b) sales, transfers or other dispositions of assets constituting a Restricted Payment permitted to be made under the "Limitation on Restricted Payments" covenant, or (c) sales or other dispositions of assets for consideration at least equal to the fair market value of the assets sold or disposed of, to the extent that the consideration received would satisfy clause (B) of the "Limitation on Asset Sales" covenant.

  "Average Life" means, at any date of determination with respect to any debt security, the quotient obtained by dividing (i) the sum of the products of (a) the number of years from such date of determination to the dates of each successive scheduled principal payment of such debt security and (b) the amount of such principal payment by (ii) the sum of all such principal payments.

  "Capital Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) in equity of such Person, whether outstanding on the Closing Date or issued thereafter, including, without limitation, all Common Stock and Preferred Stock.

  "Capitalized Lease" means, as applied to any Person, any lease of any property (whether real, personal or mixed) of which the discounted present value of the rental obligations of such Person as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person.

  "Capitalized Lease Obligations" means the discounted present value of the rental obligations under a Capitalized Lease.

  "Change of Control" means such time as (i) a "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act) other than a Permitted Holder becomes the ultimate "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of Voting Stock representing more than 50% of the total voting power of the Voting Stock of the Company on a fully diluted basis or (ii) individuals who on the Closing Date constitute the Board of Directors (together with any new directors whose election by the Board of Directors or whose nomination by the Board of Directors for election by the Company's stockholders was approved by a vote of at least two-thirds of the members of the Board of Directors then in office who either were members of the Board of Directors on the Closing Date or whose election or nomination for election was previously so approved ) cease for any reason to constitute a majority of the members of the Board of Directors then in office.

  "Citicorp" means Citicorp, a Delaware corporation.

  "Closing Date" means the date on which the Notes are originally issued under the Indenture.

  "Consolidated EBITDA" means, for any period, Adjusted Consolidated Net Income for such period plus, to the extent such amount was deducted in calculating such Adjusted Consolidated Net Income, (i) Consolidated Interest Expense, (ii) income taxes (other than income taxes (either positive or negative) attributable to extraordinary and non-recurring gains or losses or sales of assets), (iii) depreciation expense, (iv) amortization expense and
(v) all other non-cash items reducing Adjusted Consolidated Net Income (other than items that will require cash payments and for which an accrual or reserve is, or is required by GAAP to be, made), less all non-cash items increasing Adjusted Consolidated Net Income, all as determined on a consolidated basis for the Company and its Restricted Subsidiaries in conformity with GAAP; provided that, if any Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary, Consolidated EBITDA shall be reduced (to the extent not otherwise reduced in accordance with GAAP) by an amount equal to (A) the amount of the Adjusted Consolidated Net Income attributable to such Restricted Subsidiary multiplied by (B) the percentage ownership interest in the income of such Restricted Subsidiary not owned on the last day of such period by the Company or any of its Restricted Subsidiaries.

  "Consolidated Interest Expense" means, for any period, the aggregate amount of interest in respect of Indebtedness (including, without limitation, amortization of original issue discount on any Indebtedness and the interest portion of any deferred payment obligation, calculated in accordance with the effective interest method of accounting; all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing; the net costs associated with Interest Rate Agreements; and Indebtedness that is Guaranteed or secured by the Company or any of its Restricted Subsidiaries) and all but the principal component of rentals in respect of Capitalized Lease Obligations paid, accrued or scheduled to be paid or to be accrued by the Company and its Restricted Subsidiaries during such period; excluding, however, (i) any amount of such interest of any Restricted Subsidiary if the net income of such Restricted Subsidiary is excluded in the calculation of Adjusted Consolidated Net Income pursuant to clause (iii) of the definition thereof (but only in the same proportion as the net income of such Restricted Subsidiary is excluded from the calculation of Adjusted Consolidated Net Income pursuant to clause (iii) of the definition thereof) and (ii) any premiums, fees and expenses (and any amortization thereof) payable in connection with the offering of the Notes, all as determined on a consolidated basis (without taking into account Unrestricted Subsidiaries) in conformity with GAAP.

  "Consolidated Leverage Ratio" means, on any Transaction Date, the ratio of
(i) the aggregate amount of Indebtedness of the Company and its Restricted Subsidiaries on a consolidated basis outstanding on such Transaction Date to
(ii) the aggregate amount of Consolidated EBITDA for the then most recent four fiscal quarters for which financial statements of the Company have been filed with the Commission or provided to the Trustee pursuant to the "Commission Reports and Reports to Holders" covenant described below (such four fiscal quarter period being the "Four Quarter Period"); provided that, in making the foregoing calculation, pro forma effect shall be given to the following events which occur from the beginning of the Four Quarter Period through the Transaction Date (the "Reference Period"): (i) the Incurrence of the Indebtedness with respect to which the computation is being made and (if applicable) the application of the net proceeds therefrom, including to refinance other Indebtedness, as if such Indebtedness was incurred, and the application of such proceeds occurred, at the beginning of the Four Quarter Period; (ii) the Incurrence, repayment or retirement of any other Indebtedness by the Company and its Restricted Subsidiaries since the first day of the Four Quarter Period as if such Indebtedness was incurred, repaid or retired at the beginning of the Four Quarter Period; (iii) in the case of Acquired Indebtedness, the related acquisition, as if such acquisition occurred at the beginning of the Four

Quarter Period; (iv) any acquisition or disposition by the Company and its Restricted Subsidiaries of any company or any business or any assets out of the ordinary course of business, whether by merger, stock purchase or sale or asset purchase or sale or any related repayment of Indebtedness, in each case since the first day of the Four Quarter Period, assuming such acquisition or disposition had been consummated on the first day of the Four Quarter Period; and (v) the occurrence of any of the events described in clauses (i)-(iv) above by any Person that has become a Restricted Subsidiary or has been merged with or into the Company or any Restricted Subsidiary during the Four Quarter Period.

  "Consolidated Net Worth" means, at any date of determination, stockholders' equity as set forth on the most recently available quarterly or annual consolidated balance sheet of the Company and its Restricted Subsidiaries (which shall be as of a date not more than 90 days prior to the date of such computation, and which shall not take into account Unrestricted Subsidiaries), less any amounts attributable to Disqualified Stock or any equity security convertible into or exchangeable for Indebtedness, the cost of treasury stock and the principal amount of any promissory notes receivable from the sale of the Capital Stock of the Company or any of its Restricted Subsidiaries, each item to be determined in conformity with GAAP (excluding the effects of foreign currency exchange adjustments under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 52).

  "Credit Agreement" means the revolving credit facility, dated the Closing Date among the Company, Morgan Stanley Senior Funding, Inc. and the other lenders party thereto.

  "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement.

  "CVC" means Citicorp Venture Capital, Ltd. and its Permitted Transferees.

  "Default" means any event that is, or after notice or passage of time or both would be, an Event of Default.

  "Disqualified Stock" means any class or series of Capital Stock of any Person that by its terms or otherwise is (i) required to be redeemed prior to the Stated Maturity of the Notes, (ii) redeemable at the option of the holder of such class or series of Capital Stock at any time prior to the Stated Maturity of the Notes or (iii) convertible into or exchangeable for Capital Stock referred to in clause (i) or (ii) above or Indebtedness having a scheduled maturity prior to the Stated Maturity of the Notes; provided that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the Stated Maturity of the Notes shall not constitute Disqualified Stock if the "asset sale" or "change of control" provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in "Limitation on Asset Sales" and "Repurchase of Notes upon a Change of Control" covenants described below and such Capital Stock specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provision prior to the Company's repurchase of such Notes as are required to be repurchased pursuant to the "Limitation on Asset Sales" and "Repurchase of Notes upon a Change of Control" covenants described below.

  "Equity Offering" means any public or private sale of common stock or preferred stock of the Company (other than Disqualified Stock), other than public offerings with respect to the Company's Common Stock registered on Form S-8.

  "fair market value" means the price that would be paid in an arm's-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Board of Directors, whose determination shall be conclusive if evidenced by a Board Resolution.

  "Foreign Subsidiary" means any Subsidiary of the Company incorporated or organized, as the case may be, outside of the United States of America.

  "GAAP" means generally accepted accounting principles in the United States of America as in effect as of the Closing Date, including, without limitation, those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations contained or referred to in the Indenture shall be computed in conformity with GAAP applied on a consistent basis, except that calculations made for purposes of determining compliance with the terms of the covenants and with other provisions of the Indenture shall be made without giving effect to (i) the amortization or write off of any expenses incurred in connection with the Transaction and (ii) except as otherwise provided, the amortization of any amounts required or permitted by Accounting Principles Board Opinion Nos. 16 and 17.

  "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services (unless such purchase arrangements are on arm's-length terms and are entered into in the ordinary course of business), to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

  "Incur" means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness, including an "Incurrence" of Acquired Indebtedness; provided that neither the accrual of interest nor the accretion of original issue discount shall be considered an Incurrence of Indebtedness.

  "Indebtedness" means, with respect to any Person at any date of determination (without duplication), (i) all indebtedness of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto, but excluding obligations with respect to letters of credit (including trade letters of credit) securing obligations (other than obligations described in (i) or (ii) above or (v), (vi) or (vii) below) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement),
(iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except Trade Payables,
(v) all Capitalized Lease Obligations, (vi) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness, (vii) all Indebtedness of other Persons Guaranteed by such Person to the extent such Indebtedness is Guaranteed by such Person and (viii) to the extent not otherwise included in this definition, obligations under Currency Agreements and Interest Rate Agreements. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, provided (A) that the amount outstanding at any time of any Indebtedness issued with original issue discount is the original issue price of such Indebtedness, (B) that money borrowed and set aside at the time of the Incurrence of any Indebtedness in order to prefund the payment of the interest on such Indebtedness shall not be deemed to be "Indebtedness" so long as such money is held to secure the payment of such interest and (C) that Indebtedness shall not include any liability for federal, state, local or other taxes.

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  "Interest Rate Agreement" means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement.

  "Investment" in any Person means any direct or indirect advance, loan or other extension of credit (including, without limitation, by way of Guarantee or similar arrangement; but excluding advances to customers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable on the balance sheet of the Company or its Restricted Subsidiaries) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other similar instruments issued by, such Person and shall include (i) the designation of a Restricted Subsidiary as an Unrestricted Subsidiary and (ii) the fair market value of the Capital Stock (or any other Investment), held by the Company or any of its Restricted Subsidiaries, of (or
in) any Person that has ceased to be a Restricted Subsidiary, including without limitation, by reason of any transaction permitted by clause (iii) of the "Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries" covenant; provided that the fair market value of the Investment remaining in any Person that has ceased to be a Restricted Subsidiary shall not exceed the aggregate amount of Investments previously made in such Person valued at the time such Investments were made less the net reduction of such Investments. For purposes of the definition of "Unrestricted Subsidiary" and the "Limitation on Restricted Payments" covenant described below, (i) "Investment" shall include the fair market value of the assets (net of liabilities (other than liabilities to the Company or any of its Restricted Subsidiaries)) of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary, (ii) the fair market value of the assets (net of liabilities (other than liabilities to the Company or any of its Restricted Subsidiaries)) of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary shall be considered a reduction in outstanding Investments and (iii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer.

  "Investors Agreement" means the agreement by and among IPC, CSH LLC, Richard
P. Kleinknecht, David A. Walsh, Anthony Servidio and certain other parties, dated as of December 18, 1997, as amended and restated from time to time.

  "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof or any agreement to give any security interest).

  "Moody's" means Moody's Investors Service, Inc. and its successors.

  "Net Cash Proceeds" means, (a) with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of (i) brokerage commissions and other fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale, (ii) provisions for all taxes (whether or not such taxes will actually be paid or are payable) as a result of such Asset Sale without regard to the consolidated results of operations of the Company and its Restricted Subsidiaries, taken as a whole, (iii) payments made to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale that either (A) is secured by a Lien on the property or assets sold or
(B) is required to be paid as a result of such sale and (iv) appropriate amounts to be provided by the Company or any Restricted Subsidiary as a reserve against any liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in conformity with GAAP and (b) with respect to any issuance or sale of Capital Stock, the proceeds of such issuance or sale in the form of cash or cash equivalents, including

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

payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of attorney's fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

  "Offer to Purchase" means an offer to purchase Notes by the Company from the Holders commenced by mailing a notice to the Trustee and each Holder stating:
(i) the covenant pursuant to which the offer is being made and that all Notes validly tendered will be accepted for payment on a pro rata basis; (ii) the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the "Payment Date"); (iii) that any Note not tendered will continue to accrue interest (or accrete in value) pursuant to its terms; (iv) that, unless the Company defaults in the payment of the purchase price, any Note accepted for payment pursuant to the Offer to Purchase shall cease to accrue interest (or accrete in value) on and after the Payment Date; (v) that Holders electing to have a Note purchased pursuant to the Offer to Purchase will be required to surrender the Note, together with the form entitled "Option of the Holder to Elect Purchase" on the reverse side of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Payment Date; (vi) that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third Business Day immediately preceding the Payment Date, a telegram, facsimile transmission or letter setting forth the name of such Holder, the principal amount at maturity of Notes delivered for purchase and a statement that such Holder is withdrawing his election to have such Notes purchased; and (vii) that Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount at maturity to the unpurchased portion of the Notes surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount at maturity of $1,000 or integral multiples thereof. On the Payment Date, the Company shall (i) accept for payment on a pro rata basis Notes or portions thereof tendered pursuant to an Offer to Purchase;
(ii) deposit with the Paying Agent money sufficient to pay the purchase price of all Notes or portions thereof so accepted; and (iii) deliver, or cause to be delivered, to the Trustee all Notes or portions thereof so accepted together with an Officers' Certificate specifying the Notes or portions thereof accepted for payment by the Company. The Paying Agent shall promptly mail to the Holders of Notes so accepted payment in an amount equal to the purchase price, and the Trustee shall promptly authenticate and mail to such Holders a new Note equal in principal amount at maturity to any unpurchased portion of the Note surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount at maturity of $1,000 or integral multiples thereof. The Company will publicly announce the results of an Offer to Purchase as soon as practicable after the Payment Date. The Trustee shall act as the Paying Agent for an Offer to Purchase. The Company will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that the Company is required to repurchase Notes pursuant to an Offer to Purchase.

  "Permitted Holders" means CVC, its Permitted Transferees and any party to the Investors Agreement; provided that any party to the Investors Agreement and any Permitted Transferee (other than CVC or any direct or indirect wholly owned Subsidiary of CVC) shall not be a "Permitted Holder" if such Person is the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange
Act), directly or indirectly, of Voting Stock that represents at least 30% of the aggregate Voting Power of all classes of the Voting Stock of the Company (without giving effect to the attribution of beneficial ownership as a result of the provisions of the Investors Agreement as in effect on the Closing Date, and any amendment to such agreement that does not materially change the allocation of voting power provided for in such agreement).

  "Permitted Investment" means (i) an Investment in the Company or a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary or be merged or consolidated with or into or transfer or convey all or substantially all its assets to, the Company or a Restricted Subsidiary;

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

provided that such person's primary business is related, ancillary or complementary to the businesses of the Company and its Restricted Subsidiaries on the date of such Investment; (ii) Temporary Cash Investments; (iii) commission, payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with GAAP; (iv) stock, obligations or securities received in satisfaction of judgments (v) Investments in prepaid expenses, negotiable instruments held for collection, and lease, utility and workers' compensation, performance and other similar deposits; and (vi) Interest Rate Agreements and Currency Agreements to the extent permitted under clause (iv) of the "Limitation on Indebtedness" covenant described below.

  "Permitted Liens" means (i) Liens for taxes, assessments, governmental charges or claims that are being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made; (ii) statutory and common law Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen or other similar Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made; (iii) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security; (iv) Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligations, bankers' acceptances, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a similar nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money); (v) easements, rights-of-way, municipal and zoning ordinances and similar charges, encumbrances, title defects or other irregularities that do not materially interfere with the ordinary course of business of the Company or any of its Restricted Subsidiaries; (vi) Liens (including extensions and renewals thereof) upon real or personal property acquired after the Closing Date; provided that (a) such Lien is created solely for the purpose of securing Indebtedness Incurred, in accordance with the "Limitation on Indebtedness" covenant described below, to finance the cost (including the cost of acquisition, installation, improvement or construction) of the item of property or assets subject thereto and such Lien is created prior to, at the time of or within six months after the later of the acquisition, the completion of construction or the commencement of full operation of such property (b) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such cost and (c) any such Lien shall not extend to or cover any property or assets other than such item of property or assets and any improvements on such item; (vii) leases or subleases granted to others that do not materially interfere with the ordinary course of business of the Company and its Restricted Subsidiaries, taken as a whole; (viii) Liens encumbering property or assets under construction arising from progress or partial payments by a customer of the Company or its Restricted Subsidiaries relating to such property or assets; (ix) any interest or title of a lessor in the property subject to any Capitalized Lease or operating lease; (x) Liens arising from filing Uniform Commercial Code financing statements regarding leases; (xi) Liens on property of, or on shares of Capital Stock or Indebtedness of, any Person existing at the time such Person becomes, or becomes a part of, any Restricted Subsidiary; provided that such Liens do not extend to or cover any property or assets of the Company or any Restricted Subsidiary other than the property or assets acquired; (xii) Liens in favor of the Company or any Restricted Subsidiary; (xiii) Liens arising from the rendering of a final judgment or order against the Company or any Restricted Subsidiary that does not give rise to an Event of Default; (xiv) Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof; (xv) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods; (xvi) Liens encumbering customary initial deposits and margin deposits, and other Liens that are within the general parameters customary in the industry and incurred in the ordinary course of business, in each case, securing Indebtedness under Interest Rate Agreements and Currency Agreements and forward contracts, options, future contracts, futures options or similar agreements or arrangements designed solely to protect the Company or any of its Restricted Subsidiaries from fluctuations in interest rates, currencies or the price of commodities; (xvii) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Company or any of its Restricted

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

Subsidiaries in the ordinary course of business in accordance with the past practices of the Company and its Restricted Subsidiaries prior to the Closing Date; and (xviii) Liens on or sales of receivables, including related intangible assets and proceeds thereof; and (xix) Liens that secure Indebtedness with an aggregate principal amount not to exceed $5 million at any time outstanding.

  "Permitted Transferee" means with respect to CVC (i) Citicorp and any direct or indirect wholly owned subsidiary of Citicorp and any officer, director or employee of CVC, Citicorp or any wholly owned subsidiary of Citicorp, (ii) any spouse or lineal descendant (including by adoption and stepchildren) of the officers, directors and employees referred to in clause (i) above and (iii) any trust, corporation or partnership 100% in interest of the beneficiaries, stockholders or partners of which consists of one or more of the persons described in clause (a)(i) or (ii) above.

  "Restricted Subsidiary" means any Subsidiary of the Company other than an Unrestricted Subsidiary.

  "Significant Subsidiary" means, at any date of determination, any Restricted Subsidiary that, together with its Subsidiaries, (i) for the most recent fiscal year of the Company, accounted for more than 10% of the consolidated revenues of the Company and its Restricted Subsidiaries or (ii) as of the end of such fiscal year, was the owner of more than 10% of the consolidated assets of the Company and its Restricted Subsidiaries, all as set forth on the most recently available consolidated financial statements of the Company for such fiscal year.

  "S&P" means Standard & Poor's Ratings Group, a division of McGraw-Hill, and its successors.

  "Stated Maturity" means, (i) with respect to any debt security, the date specified in such debt security as the fixed date on which the final installment of principal of such debt security is due and payable and (ii) with respect to any scheduled installment of principal of or interest on any debt security, the date specified in such debt security as the fixed date on which such installment is due and payable.

  "Subsidiary" means, with respect to any Person, any corporation, association or other business entity of which more than 50% of the voting power of the outstanding Voting Stock is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person.

  "Temporary Cash Investment" means any of the following: (i) direct obligations of the United States of America or any agency thereof or obligations fully and unconditionally guaranteed by the United States of America or any agency thereof, (ii) time deposit accounts, certificates of deposit and money market deposits maturing within one year of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated "A" (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor, (iii) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (i) above entered into with a bank meeting the qualifications described in clause (ii) above, (iv) commercial paper, maturing not more than one year after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of "P-1" (or higher) according to Moody's or "A-1" (or higher) according to S&P, and (v) securities with maturities of six months or less from the date of acquisition issued or fully and unconditionally guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by S&P or Moody's.

  "Trade Payables" means, with respect to any Person, any accounts payable or any other indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person or any of its Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods or services.

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

  "Transaction" means, collectively, the merger of Arizona Acquisition Corp. with and into the Company; the entry into the Credit Agreement and the equity investment in Arizona Acquisition Corp. by Cable Systems Holdings, LLC of up to $72.0 million; and the ancillary and related transactions occurring substantially contemporaneously therewith or as a direct result thereof.

  "Transaction Date" means, with respect to the Incurrence of any Indebtedness by the Company or any of its Restricted Subsidiaries, the date such Indebtedness is to be Incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.

  "Unrestricted Subsidiary" means (i) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below; and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Restricted Subsidiary (including any newly acquired or newly formed Subsidiary of the Company) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Company or any Restricted Subsidiary; provided that (A) any Guarantee by the Company or any Restricted Subsidiary of any Indebtedness of the Subsidiary being so designated shall be deemed an "Incurrence" of such Indebtedness and an "Investment" by the Company or such Restricted Subsidiary (or both, if applicable) at the time of such designation; (B) either (I) the Subsidiary to be so designated has total assets of $1,000 or less or (II) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the "Limitation on Restricted Payments" covenant described below and (C) if applicable, the Incurrence of Indebtedness and the Investment referred to in clause (A) of this proviso would be permitted under the "Limitation on Indebtedness" and "Limitation on Restricted Payments" covenants described below. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that (i) no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such designation and (ii) all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately after such designation would, if Incurred at such time, have been permitted to be Incurred (and shall be deemed to have been Incurred) for all purposes of the Indenture. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

  "Voting Stock" means with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

  "Wholly Owned" means, with respect to any Subsidiary of any Person, the ownership of all of the outstanding Capital Stock of such Subsidiary (other than any director's qualifying shares or Investments by foreign nationals mandated by applicable law) by such Person or one or more Wholly Owned Subsidiaries of such Person.

COVENANTS

 Limitation on Indebtedness

  (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness (other than the Notes and Indebtedness existing on the Closing Date); provided that the Company may Incur Indebtedness if, after giving effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds therefrom, the Consolidated Leverage Ratio would be positive and (i) with respect to any Incurrence occurring from the Closing Date through January 1, 1999, greater than zero and less than 5.5:1 and (ii) with respect to any Incurrence occurring thereafter, greater than zero and less than 5.0:1.

  Notwithstanding the foregoing, the Company and any Restricted Subsidiary (except as specified below) may Incur each and all of the following: (i) Indebtedness of the Company (Guaranteed by Subsidiaries of the Company) outstanding at any time in an aggregate principal amount not to exceed the greater of (x) $55 million

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and (y) 80% of the consolidated net book value of the accounts receivable and
25% of the net book value of the inventory, in each case of the Company and its Restricted Subsidiaries as set forth on the consolidated balance sheet of the Company then most recently filed pursuant to the "Commission Reports and Reports to Holders" covenant described below, less any amount of such Indebtedness permanently repaid as provided under the "Limitation on Asset Sales" covenant described below; (ii) Indebtedness owed (A) to the Company evidenced by an unsubordinated promissory note or (B) to any Restricted Subsidiary; provided that any event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to the Company or another Restricted Subsidiary) shall be deemed, in each case, to constitute an Incurrence of such Indebtedness not permitted by this clause (ii); (iii) Indebtedness issued in exchange for, or the net proceeds of which are used to refinance or refund, then outstanding Indebtedness (other than Indebtedness Incurred under clause
(i), (ii), (iv), (vi), (viii), (x) or (xi) of this paragraph) and any refinancings thereof in an amount not to exceed the amount so refinanced or refunded (plus premiums, accrued interest, fees and expenses); provided that Indebtedness the proceeds of which are used to refinance or refund the Notes or Indebtedness that is pari passu with, or subordinated in right of payment to, the Notes shall only be permitted under this clause (iii) if (A) in case the Notes are refinanced in part or the Indebtedness to be refinanced is pari passu with the Notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is outstanding, is expressly made pari passu with, or subordinate in right of payment to, the remaining Notes, (B) in case the Indebtedness to be refinanced is subordinated in right of payment to the Notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is issued or remains outstanding, is expressly made subordinate in right of payment to the Notes at least to the extent that the Indebtedness to be refinanced is subordinated to the Notes and (C) such new Indebtedness, determined as of the date of Incurrence of such new Indebtedness, does not mature prior to the Stated Maturity of the Indebtedness to be refinanced or refunded, and the Average Life of such new Indebtedness is at least equal to the remaining Average Life of the Indebtedness to be refinanced or refunded; and provided further that in no event may Indebtedness of the Company be refinanced by means of any Indebtedness of any Restricted Subsidiary pursuant to this clause (iii); (iv) Indebtedness (A) in respect of performance, surety or appeal bonds or letters of credit supporting trade payables, in each case provided in the ordinary course of business, (B) under Currency Agreements and Interest Rate Agreements; provided that such agreements (1) are designed solely to protect the Company or its Restricted Subsidiaries against fluctuations in foreign currency exchange rates or interest rates and (2) do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder; and (C) arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of the Company or any of its Restricted Subsidiaries pursuant to such agreements, in any case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary (other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition), in a principal amount not to exceed the gross proceeds actually received by the Company or any Restricted Subsidiary in connection with such disposition; (v) Indebtedness of the Company, to the extent the net proceeds thereof are promptly (A) used to purchase Notes tendered in an Offer to Purchase made as a result of a Change in Control or (B) deposited to defease the Notes as described below under "Defeasance"; (vi) Guarantees of the Notes and Guarantees of Indebtedness of the Company by any Restricted Subsidiary provided the Guarantee of such Indebtedness is permitted by and made in accordance with the "Limitation on Issuance of Guarantees by Restricted Subsidiaries" covenant described below; (vii) Indebtedness Incurred to finance the cost (including, without limitation, the cost of design, development, construction, acquisition, installation or integration) of network assets used in the telecommunications business (including, without limitation, ownership interests in minimum investment units or indefeasible rights of use); (viii) Indebtedness of the Company, not to exceed at any one time outstanding, 2 times the (A) Net Cash Proceeds received by the Company after the Closing Date as a capital contribution or from the issuance and sale of its Capital Stock (other than Disqualified Stock) to a Person that is not a Subsidiary of the Company, to the extent such Net Cash Proceeds have not been used pursuant to clause (C)(2) of the first paragraph or clause (iii), (iv) or
(vi) of the second paragraph of the "Limitation on Restricted Payments" covenant described below to make a Restricted Payment and (B) 80% of

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the fair market value of property (other than cash and cash equivalents)
received by the Company after the Closing Date from a contribution of capital or the sale of its Capital Stock (other than Disqualified Stock) to a Person that is not a Subsidiary of the Company, to the extent such capital contribution or sale of Capital Stock has not been used pursuant to clause
(iii), (iv) or (ix) of the second paragraph of the "Limitation on Restricted Payments" covenant described below to make a Restricted Payment; provided that such Indebtedness does not mature prior to the Stated Maturity of the Notes and has an Average Life longer than the Notes; (ix) Indebtedness of the Company Incurred to finance capital expenditures in an amount not to exceed $5 million in any given fiscal year of the Company; (x) Indebtedness of Foreign Subsidiaries, not to exceed $5 million at any one time outstanding; and (xi) Indebtedness of the Company (in addition to Indebtedness permitted under clauses (i) through (x) above) in an aggregate principal amount outstanding at any time not to exceed $100 million, less any amount of such Indebtedness permanently repaid as provided under the "Limitation on Asset Sales" covenant described below.

  (b) Notwithstanding any other provision of this "Limitation on Indebtedness" covenant, the maximum amount of Indebtedness that the Company or a Restricted Subsidiary may Incur pursuant to this "Limitation on Indebtedness" covenant shall not be deemed to be exceeded, with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies.

  (c) For purposes of determining any particular amount of Indebtedness under this "Limitation on Indebtedness" covenant, (1) Indebtedness Incurred under the Credit Agreement on or prior to the Closing Date shall be treated as Incurred pursuant to clause (i) of the second paragraph of this "Limitation on Indebtedness" covenant, (2) Guarantees, Liens and obligations with respect to letters of credit supporting Indebtedness otherwise included in the determination of such particular amount shall not be included and (3) any Liens granted pursuant to the equal and ratable provisions referred to in the "Limitation on Liens" covenant described below shall not be treated as Indebtedness. For purposes of determining compliance with this "Limitation on Indebtedness" covenant, in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in the above clauses (other than Indebtedness referred to in clause (1) of the preceding sentence), the Company, in its sole discretion, shall classify, and from time to time may reclassify, such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of such clauses.

 Limitation on Restricted Payments

  The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, (i) declare or pay any dividend or make any distribution on or with respect to its Capital Stock (other than (x) dividends or distributions payable solely in shares of its Capital Stock (other than Disqualified Stock) or in options, warrants or other rights to acquire shares of such Capital Stock and (y) pro rata dividends or distributions on Common Stock of Restricted Subsidiaries held by minority stockholders) held by Persons other than the Company or any of its Restricted Subsidiaries, (ii) purchase, redeem, retire or otherwise acquire for value any shares of Capital Stock of (A) the Company or an Unrestricted Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Person or (B) a Restricted Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Affiliate of the Company (other than a Wholly Owned Restricted Subsidiary) or any holder (or any Affiliate of such holder) of 5% or more of the Capital Stock of the Company, (iii) make any voluntary or optional principal payment, or voluntary or optional redemption, repurchase, defeasance, or other acquisition or retirement for value, of Indebtedness of the Company that is subordinated in right of payment to the Notes (other than, in each case, the purchase, repurchase or acquisition of Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in any case due within one year after the date of such purchase, repurchase or acquisition) or (iv) make any Investment, other than a Permitted Investment, in any Person (such payments or any other actions described in clauses (i) through (iv) above being collectively "Restricted Payments") if, at the time of, and after giving effect to, the proposed Restricted Payment: (A) a Default or Event of Default shall have occurred and be continuing, (B) the Company could not Incur at least $1.00 of Indebtedness under the first paragraph of the "Limitation on

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Indebtedness" covenant or (C) the aggregate amount of all Restricted Payments
(the amount, if other than in cash, to be determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution) made after the Closing Date shall exceed the sum of (1) 50% of the aggregate amount of the Adjusted Consolidated Net Income (or, if the Adjusted Consolidated Net Income is a loss, minus 100% of the amount of such loss) (determined by excluding income resulting from transfers of assets by the Company or a Restricted Subsidiary to an Unrestricted Subsidiary) accrued on a cumulative basis during the period (taken as one accounting period) beginning on the first day of the fiscal quarter immediately following the Closing Date and ending on the last day of the last fiscal quarter preceding the Transaction Date for which reports have been filed with the Commission or provided to the Trustee pursuant to the "Commission Reports and Reports to Holders" covenant plus (2) the aggregate Net Cash Proceeds received by the Company after the Closing Date from the issuance and sale permitted by the Indenture of its Capital Stock (other than Disqualified Stock) to a Person who is not a Subsidiary of the Company, including an issuance or sale permitted by the Indenture of Indebtedness of the Company for cash subsequent to the Closing Date upon the conversion of such Indebtedness into Capital Stock (other than Disqualified Stock) of the Company, or from the issuance to a Person who is not a Subsidiary of the Company of any options, warrants or other rights to acquire Capital Stock of the Company (in each case, exclusive of any Disqualified Stock or any options, warrants or other rights that are redeemable at the option of the holder, or are required to be redeemed, prior to the Stated Maturity of the Notes) plus (3) an amount equal to the net reduction in Investments (other than reductions in Permitted Investments and Investments made pursuant to clause (vi), (ix) or (x) of the following paragraph) in any Person resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to the Company or any Restricted Subsidiary or from the Net Cash Proceeds from the sale of any such Investment (except, in each case, to the extent any such payment or proceeds are included in the calculation of Adjusted Consolidated Net Income), or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of "Investments"), not to exceed, in each case, the amount of Investments previously made by the Company or any Restricted Subsidiary in such Person or Unrestricted Subsidiary.

  The foregoing provision shall not be violated by reason of: (i) the payment of any dividend within 60 days after the date of declaration thereof if, at said date of declaration, such payment would comply with the foregoing paragraph; (ii) the redemption, repurchase, defeasance or other acquisition or retirement for value of Indebtedness that is subordinated in right of payment to the Notes including premium, if any, and accrued and unpaid interest, with the proceeds of, or in exchange for, Indebtedness Incurred under clause (iii) of the second paragraph of part (a) of the "Limitation on Indebtedness" covenant; (iii) the repurchase, redemption or other acquisition of Capital Stock of the Company or an Unrestricted Subsidiary (or options, warrants or other rights to acquire such Capital Stock) in exchange for, or out of the proceeds of a substantially concurrent offering of, shares of Capital Stock (other than Disqualified Stock) of the Company (or options, warrants or other rights to acquire such Capital Stock); (iv) the making of any principal payment or the repurchase, redemption, retirement, defeasance or other acquisition for value of Indebtedness of the Company which is subordinated in right of payment to the Notes in exchange for, or out of the proceeds of, a substantially concurrent offering of, shares of the Capital Stock (other than Disqualified Stock) of the Company (or options, warrants or other rights to acquire such Capital Stock); (v) payments or distributions, to dissenting stockholders pursuant to applicable law, pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of the Company; (vi) Investments in any Person the primary business of which is related, ancillary or complementary to the business of the Company and its Restricted Subsidiaries on the date of such Investments; provided that the aggregate amount of Investments made pursuant to this clause (vi) does not exceed $20 million at any one time outstanding; (vii) the purchase, redemption, acquisition, cancellation or other retirement for value of shares of Capital Stock of the Company to the extent necessary, in the judgment of the Board of Directors, to prevent the loss or secure the renewal or reinstatement of any material license or material franchise held by the Company or any Restricted Subsidiary from any governmental agency; (viii) the purchase, redemption, retirement or other acquisition for value of shares of Capital Stock of the Company, or options to purchase such shares held by directors, employees, or former directors or employees of the Company or any Restricted Subsidiary (or their estates or

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

beneficiaries under their estates) upon their death, disability, retirement, termination of employment or pursuant to the terms of any agreement under such shares of Capital Stock or options were issued; provided that the aggregate consideration paid for such purchase, redemption, retirement or other acquisition for value of such shares of Capital Stock or options after the Closing Date does not exceed $2 million in any calendar year, or $5 million in the aggregate; (ix) Investments acquired in exchange for Capital Stock (other than Disqualified Stock) of the Company or acquired with Net Cash Proceeds received by the Company after the Closing Date from the issuance and sale of its Capital Stock (other than Disqualified Stock); provided that such Net Cash Proceeds are used to make such Investment within 90 days of receipt thereof;
(x) Restricted Payments in any aggregate amount not to exceed $20 million, increased by the amount of any Investment made pursuant to this clause (x) that is an Investment and is not outstanding; or (xi) payments to stockholders in connection with the recapitalization of the Company occurring in connection with the issuance of the Notes; provided that, except in the case of clauses
(i) and (iii), no Default or Event of Default shall have occurred and be continuing or occur as a consequence of the actions or payments set forth therein.

  Each Restricted Payment permitted pursuant to the preceding paragraph (other than the Restricted Payment referred to in clause (ii) thereof, an exchange of Capital Stock for Capital Stock or Indebtedness referred to in clause (iii) or
(iv) thereof and an Investment referred to in clause (vi) thereof), and the Net Cash Proceeds from any issuance of Capital Stock referred to in clauses
(iii) and (iv), shall be included in calculating whether the conditions of clause (C) of the first paragraph of this "Limitation on Restricted Payments" covenant have been met with respect to any subsequent Restricted Payments. In the event the proceeds of an issuance of Capital Stock of the Company are used for the redemption, repurchase or other acquisition of the Notes, or Indebtedness that is pari passu with the Notes, then the Net Cash Proceeds of such issuance shall be included in clause (C) of the first paragraph of this "Limitation on Restricted Payments" covenant only to the extent such proceeds are not used for such redemption, repurchase or other acquisition of Indebtedness.

  Any Restricted Payments made other than in cash shall be valued at fair market value. The amount of any Investment "outstanding" at any time shall be deemed to be equal to the amount of such Investment on the date made, less the return of capital to the Company and its Restricted Subsidiaries with respect to such Investment (up to the amount of such Investment on the date made).

 Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

  The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distributions permitted by applicable law on any Capital Stock of such Restricted Subsidiary owned by the Company or any other Restricted Subsidiary, (ii) pay any Indebtedness owed to the Company or any other Restricted Subsidiary, (iii) make loans or advances to the Company or any other Restricted Subsidiary or
(iv) transfer any of its property or assets to the Company or any other Restricted Subsidiary.

  The foregoing provisions shall not restrict any encumbrances or restrictions: (i) existing on the Closing Date in the Credit Agreement, the Indenture or any other agreements in effect on the Closing Date, and any extensions, refinancings, renewals or replacements of such agreements; provided that the encumbrances and restrictions in any such extensions, refinancings, renewals or replacements are no less favorable in any material respect to the Holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced; (ii) existing under or by reason of applicable law; (iii) existing with respect to any Person or the property or assets of such Person acquired by the Company or any Restricted Subsidiary, existing at the time of such acquisition and not incurred in contemplation thereof, which encumbrances or restrictions are not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired; (iv) in the case of clause (iv) of the first paragraph of this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant, (A) that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset, (B) existing by virtue of any transfer of, agreement to transfer, option or

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

right with respect to, or Lien on, any property or assets of the Company or any Restricted Subsidiary not otherwise prohibited by the Indenture or (C) arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of the Company or any Restricted Subsidiary in any manner material to the Company or any Restricted Subsidiary; (v) with respect to a Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, such Restricted Subsidiary or (vi) relating solely to any Foreign Subsidiaries and supporting Indebtedness of such Foreign Subsidiaries Incurred under clause (x) of the second paragraph of the "Limitation on Indebtedness" covenant. Nothing contained in this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant shall prevent the Company or any Restricted Subsidiary from (1) creating, incurring, assuming or suffering to exist any Liens otherwise permitted in the "Limitation on Liens" covenant or
(2) restricting the sale or other disposition of property or assets of the Company or any of its Restricted Subsidiaries that secure Indebtedness of the Company or any of its Restricted Subsidiaries.

 Limitation on the Issuance and Sale of Capital Stock of Restricted
Subsidiaries

  The Company will not sell, and will not permit any Restricted Subsidiary, directly or indirectly, to issue or sell, any shares of Capital Stock of a Restricted Subsidiary (including options, warrants or other rights to purchase shares of such Capital Stock) except (i) to the Company or a Wholly Owned Restricted Subsidiary; (ii) issuances of director's qualifying shares or sales to foreign nationals of shares of Capital Stock of foreign Restricted Subsidiaries, to the extent required by applicable law; or (iii) if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect to such issuance or sale would have been permitted to be made under the "Limitation on Restricted Payments" covenant if made on the date of such issuance or sale or (iv) issuances or sales of Common Stock of a Restricted Subsidiary, provided that the Company or such Restricted Subsidiary applies the Net Cash Proceeds, if any, of any such sale in accordance with clause (A) or (B) of the "Limitation on Asset Sales" covenant described below.

 Limitation on Issuances of Guarantees by Restricted Subsidiaries

  The Company will not permit any Restricted Subsidiary, directly or indirectly, to Guarantee any Indebtedness of the Company which is pari passu with or subordinate in right of payment to the Notes ("Guaranteed Indebtedness"), unless (i) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Guarantee (a "Subsidiary Guarantee") of payment of the Notes by such Restricted Subsidiary and (ii) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Company or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Subsidiary Guarantee; provided that this paragraph shall not be applicable to any Guarantee of any Restricted Subsidiary (x) that existed at the time such Person became a Restricted Subsidiary and was not Incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary or (y) Indebtedness Incurred under clause (i) or (vii) of the second paragraph of the "Limitation on Indebtedness" covenant. If the Guaranteed Indebtedness is (A) pari passu with the Notes, then the Guarantee of such Guaranteed Indebtedness shall be pari passu with, or subordinated to, the Subsidiary Guarantee or (B) subordinated to the Notes, then the Guarantee of such Guaranteed Indebtedness shall be subordinated to the Subsidiary Guarantee at least to the extent that the Guaranteed Indebtedness is subordinated to the Notes.

  Notwithstanding the foregoing, any Subsidiary Guarantee by a Restricted Subsidiary may provide by its terms that it shall be automatically and unconditionally released and discharged upon (i) any sale, exchange or transfer, to any Person not an Affiliate of the Company, of all of the Company's and each Restricted Subsidiary's Capital Stock in, or all or substantially all the assets of, such Restricted Subsidiary (which sale, exchange or transfer is not prohibited by the Indenture) or (ii) the release or discharge of the Guarantee which resulted in the

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

creation of such Subsidiary Guarantee, except a discharge or release by or as a result of payment under such Guarantee.

 Limitation on Transactions with Shareholders and Affiliates

  The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into any transaction (including, without limitation, the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with any holder (or any Affiliate of such holder) of 5% or more of any class of Capital Stock of the Company or with any Affiliate of the Company or any Restricted Subsidiary, except upon fair and reasonable terms no less favorable to the Company or such Restricted Subsidiary than could be obtained, at the time of such transaction or, if such transaction is pursuant to a written agreement, at the time of the execution of the agreement providing therefor, in a comparable arm's-length transaction with a Person that is not such a holder or an Affiliate.

  The foregoing limitation does not limit, and shall not apply to (i) transactions (A) approved by a majority of the disinterested members of the Board of Directors or (B) for which the Company or a Restricted Subsidiary delivers to the Trustee a written opinion of a nationally recognized investment banking firm stating that the transaction is fair to the Company or such Restricted Subsidiary from a financial point of view; (ii) any transaction solely between the Company and any of its Wholly Owned Restricted Subsidiaries or solely between Wholly Owned Restricted Subsidiaries; (iii) the payment of reasonable and customary regular fees to directors of the Company who are not employees of the Company; (iv) any payments or other transactions pursuant to any tax-sharing agreement between the Company and any other Person with which the Company files a consolidated tax return or with which the Company is part of a consolidated group for tax purposes; (v) the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Closing Date and any similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Company or any of its Restricted Subsidiaries of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Closing Date shall only be permitted by this clause (v) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to the holders of the Notes in any material respect; (vi) the payment of all fees and expenses and the performance of obligations related to the Transaction; or (vii) any Restricted Payments not prohibited by the "Limitation on Restricted Payments" covenant. Notwithstanding the foregoing, any transaction or series of related transactions covered by the first paragraph of this "Limitation on Transactions with Shareholders and Affiliates" covenant and not covered by clauses (ii) through (vii) of this paragraph, the aggregate amount of which exceeds $2 million in value, must be approved or determined to be fair in the manner provided for in clause (i)(A) or (B) above.

 Limitation on Liens

  The Company will not, and will not permit any Restricted Subsidiary to, create, incur, assume or suffer to exist any Lien on any of its assets or properties of any character, or any shares of Capital Stock or Indebtedness of any Restricted Subsidiary, without making effective provision for all of the Notes and all other amounts due under the Indenture to be secured equally and ratably with (or, if the obligation or liability to be secured by such Lien is subordinated in right of payment to the Notes, prior to) the obligation or liability secured by such Lien.

  The foregoing limitation does not apply to (i) Liens existing on the Closing Date, including Liens securing obligations under the Credit Agreement; (ii) Liens granted after the Closing Date on any assets or Capital Stock of the Company or its Restricted Subsidiaries created in favor of the Holders; (iii) Liens with respect to the assets of a Restricted Subsidiary granted by such Restricted Subsidiary to the Company or a Wholly Owned Restricted Subsidiary to secure Indebtedness owing to the Company or such other Restricted Subsidiary; (iv) Liens securing Indebtedness which is Incurred to refinance secured Indebtedness which is permitted to be Incurred under clause (i) or
(iii) of the second paragraph of the "Limitation on Indebtedness" covenant; provided that such Liens do not extend to or cover any property or assets of the Company or any Restricted Subsidiary other than the property or assets securing the Indebtedness being refinanced; (v) Liens on any property or assets of a Restricted Subsidiary securing Indebtedness of such Restricted Subsidiary permitted under the "Limitation on Indebtedness" covenant; or (vi) Permitted Liens.

 Limitation on Sale-Leaseback Transactions

  The Company will not, and will not permit any Restricted Subsidiary to, enter into any sale-leaseback transaction involving any of its assets or properties whether now owned or hereafter acquired, whereby the Company or a Restricted Subsidiary sells or transfers such assets or properties and then or thereafter leases such assets or properties or any part thereof or any other assets or properties which the Company or such Restricted Subsidiary, as the case may be, intends to use for substantially the same purpose or purposes as the assets or properties sold or transferred.

  The foregoing restriction does not apply to any sale-leaseback transaction if (i) the lease is for a period, including renewal rights, of not in excess of three years; (ii) the lease secures or relates to industrial revenue or pollution control bonds; (iii) the transaction is solely between the Company and any Wholly Owned Restricted Subsidiary or solely between Wholly Owned Restricted Subsidiaries; or (iv) the Company or such Restricted Subsidiary, within 12 months after the sale or transfer of any assets or properties is completed, applies an amount not less than the net proceeds received from such sale in accordance with clause (A) or (B) of the first paragraph of the "Limitation on Asset Sales" covenant described below.

 Limitation on Asset Sales

  The Company will not, and will not permit any Restricted Subsidiary to, consummate any Asset Sale, unless (i) the consideration received by the Company or such Restricted Subsidiary is at least equal to the fair market value of the assets sold or disposed of and (ii) at least 75% of the consideration received consists of cash or Temporary Cash Investments; provided that the amount of (a) any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet or in the notes thereto) of the Company or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes), that are assumed by the transferee of any such assets, to the extent the creditors with respect thereto execute a written release of such liability, in favor of the Company or the Restricted Subsidiary, as applicable, and (b) any notes or other obligations received by the Company or such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received) within 180 days following the closing of such Asset Sale, shall be deemed to be cash for purposes of this provision. In the event and to the extent that the Net Cash Proceeds received by the Company or any of its Restricted Subsidiaries from one or more Asset Sales occurring on or after the Closing Date in any period of 12 consecutive months exceed 10% of Adjusted Consolidated Net Tangible Assets (determined as of the date closest to the commencement of such 12-month period for which a consolidated balance sheet of the Company and its Subsidiaries has been filed pursuant to the "Commission Reports and Reports to Holders" covenant), then the Company shall or shall cause the relevant Restricted Subsidiary to (i) within twelve months after the date Net Cash Proceeds so received exceed 10% of Adjusted Consolidated Net Tangible Assets (A) apply an amount equal to such excess Net Cash Proceeds to permanently repay unsubordinated Indebtedness of the Company, or any Restricted Subsidiary providing a Subsidiary Guarantee pursuant to the "Limitation on Issuances of Guarantees by Restricted Subsidiaries" covenant described above or Indebtedness of any other Restricted Subsidiary, in each case owing to a Person other than the Company or any of its Restricted Subsidiaries or (B) invest an equal amount, or the amount not so applied pursuant to clause (A) (or enter into a definitive agreement committing to so invest within 12 months after the date of such agreement), in property or assets (other than current assets) of a nature or type or that are used in a business (or in a company having property and assets of a nature or type, or engaged in a business) similar or related to the nature or type of the property and assets of, or the business of, the Company and its Restricted Subsidiaries existing on the date of such investment and (ii) apply (no later than the end of the 12-month period referred to in clause (i)) such excess Net Cash Proceeds (to the extent not applied pursuant to clause (i)) as provided in the following paragraph of this "Limitation on Asset Sales" covenant. The amount of such excess Net Cash Proceeds required to be applied (or to be committed to be applied) during such 12-month period as set forth in clause (i) of the preceding sentence and not applied as so required by the end of such period shall constitute "Excess Proceeds."

  If, as of the first day of any calendar month, the aggregate amount of Excess Proceeds not theretofore subject to an Offer to Purchase pursuant to this "Limitation on Asset Sales" covenant totals at least $10 million, the Company must commence, not later than the fifteenth Business Day of such month, and consummate an Offer to Purchase from the Holders on a pro rata basis an aggregate Accreted Value of Notes equal to the Excess Proceeds on such date, at a purchase price equal to 100% of the Accreted Value of the Notes, plus, in each case, accrued interest (if any) to the Payment Date.

REPURCHASE OF NOTES UPON A CHANGE OF CONTROL

  The Company must commence, within 30 days of the occurrence of a Change of Control, and consummate an Offer to Purchase for all Notes then outstanding, at a purchase price equal to 101% of the Accreted Value thereof on the relevant Payment Date, plus accrued interest (if any) to the Payment Date.

  There can be no assurance that the Company will have sufficient funds available at the time of any Change of Control to make any debt payment (including repurchases of Notes) required by the foregoing covenant (as well as may be contained in other securities of the Company which might be outstanding at the time). The above covenant requiring the Company to repurchase the Notes will, unless consents are obtained, require the Company to repay all indebtedness then outstanding which by its terms would prohibit such Note repurchase, either prior to or concurrently with such Note repurchase.

COMMISSION REPORTS AND REPORTS TO HOLDERS

  Whether or not the Company is then required to file reports with the Commission, the Company shall file with the Commission (unless the Commission will not accept such filing) all such reports and other information as it would be required to file with the Commission by Sections 13(a) or 15(d) under the Securities Exchange Act of 1934 if it were subject thereto. The Company shall supply the Trustee and each Holder or shall supply to the Trustee for forwarding to each such Holder, without cost to such Holder, copies of such reports and other information; provided, however, that the copies of such reports and information supplied to Holders may omit exhibits.

EVENTS OF DEFAULT

  The following events will be defined as "Events of Default" in the
Indenture: (a) default in the payment of principal of (or premium, if any, on) any Note when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise; (b) default in the payment of interest on any Note when the same becomes due and payable, and such default continues for a period of 30 days; (c) default in the performance or breach of the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the assets of the Company or the failure to make or consummate an Offer to Purchase in accordance with the "Limitation on Asset Sales" or "Repurchase of Notes upon a Change of Control" covenant; (d) the Company defaults in the performance of or breaches any other covenant or agreement of the Company in the Indenture or under the Notes (other than a default specified in clause (a), (b) or (c) above) and such default or breach continues for a period of 30 consecutive days after written notice by the Trustee or the Holders of 25% or more in aggregate principal amount of the Notes; (e) there occurs with respect to any issue or issues of Indebtedness of the Company or any Significant Subsidiary having an outstanding principal amount of $5 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created,
(I) an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration and/or (II) the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made,

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

waived or extended within 30 days of such payment default; (f) any final judgment or order (not covered by insurance) for the payment of money in excess of $5 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not so covered) shall be rendered against the Company or any Significant Subsidiary and shall not be paid or discharged, and there shall be any period of 30 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $5 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect; (g) a court having jurisdiction in the premises enters a decree or order for (A) relief in respect of the Company or any Significant Subsidiary in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (B) appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any Significant Subsidiary or for all or substantially all of the property and assets of the Company or any Significant Subsidiary or (C) the winding up or liquidation of the affairs of the Company or any Significant Subsidiary and, in each case, such decree or order shall remain unstayed and in effect for a period of 60 consecutive days; or (h) the Company or any Significant Subsidiary (A) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (B) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any Significant Subsidiary or for all or substantially all of the property and assets of the Company or any Significant Subsidiary or (C) effects any general assignment for the benefit of creditors.

  If an Event of Default (other than an Event of Default specified in clause
(g) or (h) above that occurs with respect to the Company) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes, then outstanding, by written notice to the Company (and to the Trustee if such notice is given by the Holders), may, and the Trustee at the request of such Holders shall, declare the Accreted Value of, premium, if any, and accrued interest on the Notes to be immediately due and payable. Upon a declaration of acceleration, such Accreted Value of, premium, if any, and accrued interest shall be immediately due and payable. In the event of a declaration of acceleration because an Event of Default set forth in clause (e) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (e) shall be remedied or cured by the Company or the relevant Significant Subsidiary or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto. If an Event of Default specified in clause (g) or (h) above occurs with respect to the Company, the Accreted Value of, premium, if any, and accrued interest on the Notes then outstanding shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. The Holders of at least a majority in principal amount of the outstanding Notes by written notice to the Company and to the Trustee, may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if (i) all existing Events of Default, other than the nonpayment of the Accreted Value of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived and (ii) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. For information as to the waiver of defaults, see "--Modification and Waiver."

  The Holders of at least a majority in aggregate principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders of Notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Holders of Notes. A Holder may not pursue any remedy with respect to the Indenture or the Notes unless: (i) the Holder gives the Trustee written notice of a continuing Event of Default; (ii) the Holders of at least 25% in aggregate principal amount of outstanding Notes make a written request to the Trustee to pursue the remedy;
(iii) such Holder or Holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or

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expense; (iv) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and (v) during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding Notes do not give the Trustee a direction that is inconsistent with the request. However, such limitations do not apply to the right of any Holder of a Note to receive payment of the Accreted Value of, premium, if any, or interest on, such Note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the Notes, which right shall not be impaired or affected without the consent of the Holder.

  The Indenture will require certain officers of the Company to certify, on or before a date not more than 90 days after the end of each fiscal year, that a review has been conducted of the activities of the Company and its Restricted Subsidiaries and the Company's and its Restricted Subsidiaries' performance under the Indenture and that the Company has fulfilled all obligations thereunder, or, if there has been a default in the fulfillment of any such obligation, specifying each such default and the nature and status thereof. The Company will also be obligated to notify the Trustee of any default or defaults in the performance of any covenants or agreements under the Indenture.

CONSOLIDATION, MERGER AND SALE OF ASSETS

  The Company will not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to, any Person or permit any Person to merge with or into the Company unless: (i) the Company shall be the continuing Person, or the Person (if other than the Company) formed by such consolidation or into which the Company is merged or that acquired or leased such property and assets of the Company shall be a corporation organized and validly existing under the laws of the United States of America, the United Kingdom or, in each case, any jurisdiction thereof and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, all of the obligations of the Company on all of the Notes and under the Indenture; (ii) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; (iii) immediately after giving effect to such transaction on a pro forma basis, the Company or any Person becoming the successor obligor of the Notes, as the case may be, (A) could Incur $1.00 of Indebtedness under the first paragraph of the "Limitation on Indebtedness" covenant or (B) would have a Consolidated Leverage Ratio that is positive, but equal to or lower than the Consolidated Leverage Ratio of the Company immediately prior to such transaction; and (iv) the Company delivers to the Trustee an Officers' Certificate (attaching the arithmetic computations to demonstrate compliance with clause (iii)) and Opinion of Counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture complies with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with; provided, however, that clause (iii) above does not apply if, in the good faith determination of the Board of Directors of the Company, whose determination shall be evidenced by a Board Resolution, the principal purpose of such transaction is to change the state of incorporation of the Company; and provided further that any such transaction shall not have as one of its purposes the evasion of the foregoing limitations.

DEFEASANCE

  Defeasance and Discharge. The Indenture will provide that the Company will be deemed to have paid and will be discharged from any and all obligations in respect of the Notes on the 123rd day after the deposit referred to below, and the provisions of the Indenture will no longer be in effect with respect to the Notes (except for, among other matters, certain obligations to register the transfer or exchange of the Notes, to replace stolen, lost or mutilated Notes, to maintain paying agencies and to hold monies for payment in trust) if, among other things, (A) the Company has deposited with the Trustee, in trust, money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Notes, (B) the Company

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has delivered to the Trustee (i) either (x) an Opinion of Counsel to the effect that Holders will not recognize income, gain or loss for federal income tax purposes as a result of the Company's exercise of its option under this "Defeasance" provision and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, which Opinion of Counsel must be based upon (and accompanied by a copy of) a ruling of the Internal Revenue Service to the same effect unless there has been a change in applicable federal income tax law after the Closing Date such that a ruling is no longer required or (y) a ruling directed to the Trustee received from the Internal Revenue Service to the same effect as the aforementioned Opinion of Counsel and (ii) an Opinion of Counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940 and after the passage of 123 days following the deposit, the trust fund will not be subject to the effect of Section 547 of the United States Bankruptcy Code or
Section 15 of the New York Debtor and Creditor Law, (C) immediately after giving effect to such deposit on a pro forma basis, no Event of Default, or event that after the giving of notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing on the date of such deposit or during the period ending on the 123rd day after the date of such deposit, and such deposit shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound and (D) if at such time the Notes are listed on a national securities exchange, the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Notes will not be delisted as a result of such deposit, defeasance and discharge.

  Defeasance of Certain Covenants and Certain Events of Default. The Indenture further will provide that the provisions of the Indenture will no longer be in effect with respect to clauses (iii) and (iv) under "Consolidation, Merger and Sale of Assets" and all the covenants described herein under "Covenants," clause (c) under "Events of Default" with respect to such clauses (iii) and
(iv) under "Consolidation, Merger and Sale of Assets," clause (d) under "Events of Default" with respect to such other covenants and clauses (e) and
(f) under "Events of Default" shall be deemed not to be Events of Default upon, among other things, the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Notes, the satisfaction of the provisions described in clauses (B)(ii), (C) and (D) of the preceding paragraph and the delivery by the Company to the Trustee of an Opinion of Counsel to the effect that, among other things, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

  Defeasance and Certain Other Events of Default. In the event the Company exercises its option to omit compliance with certain covenants and provisions of the Indenture with respect to the Notes as described in the immediately preceding paragraph and the Notes are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money and/or U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Notes at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Notes at the time of the acceleration resulting from such Event of Default. However, the Company will remain liable for such payments.

MODIFICATION AND WAIVER

  Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Notes; provided, however, that no such modification or amendment may, without the consent of each Holder affected thereby, (i) change the Stated Maturity of the principal of, or any installment of interest on, any Note, (ii) reduce the principal amount or Accreted Value of, or premium, if any, or interest on, any Note, (iii) change the place or currency of payment of principal of, or premium, if any, or interest on, any Note, (iv) impair the right to institute

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

suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or after the Redemption Date) of any Note, (v) reduce the above-stated percentage of outstanding Notes the consent of whose Holders is necessary to modify or amend the Indenture, (vi) waive a default in the payment of principal of, premium, if any, or interest on the Notes or
(vii) reduce the percentage or aggregate principal amount of outstanding Notes the consent of whose Holders is necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults.

NO PERSONAL LIABILITY OF INCORPORATORS, STOCKHOLDERS, OFFICERS, DIRECTORS, OR EMPLOYEES

  The Indenture provides that no recourse for the payment of the principal of, premium, if any, or interest on any of the Notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Company in the Indenture, or in any of the Notes or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, stockholder, officer, director, employee or controlling person of the Company or of any successor Person thereof. Each Holder, by accepting the Notes, waives and releases all such liability.

CONCERNING THE TRUSTEE

  The Indenture provides that, except during the continuance of a Default, the Trustee will not be liable, except for the performance of such duties as are specifically set forth in such Indenture. If an Event of Default has occurred and is continuing, the Trustee will use the same degree of care and skill in its exercise of the rights and powers vested in it under the Indenture as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

  The Indenture and provisions of the Trust Indenture Act of 1939, as amended, incorporated by reference therein contain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign.

BOOK-ENTRY; DELIVERY AND FORM

  The Notes will be initially represented by one or more global notes (the "Global Notes") issued in the form of fully registered Global Notes, which will be deposited with, or on behalf of, The Depository Trust Company (the "Depository") and registered in the name of a nominee of the Depository. Transfers between participants in the Depository will be effected in the ordinary way in accordance with the Depository's rules and will be settled in same-day funds.

  The Depository has advised the Company and the Underwriters that the Depository intends to follow the procedures described below:

    The Depository will act as securities depository for the Global Notes. The Global Notes will be issued as a fully registered security registered in the name of Cede & Co. (the Depository's nominee).

    The Depository is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depository holds securities that its participants ("Participants") deposit with the Depository. The Depository also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations ("Direct Participants"). The Depository is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the AMEX and the National Association of Securities Dealers, Inc. Access to the Depository's system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The Rules applicable to the Depository and its Participants are on file with the Commission.

    Purchases of Notes must be made by or through Direct Participants, which will receive a credit for the Notes on the Depository's records. The ownership interest of each actual purchaser of each Note ("Beneficial Owner") is in turn recorded on the Direct and Indirect Participant's records. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the Notes, except in the event that use of the book-entry system for the Notes is discontinued.

    Conveyance of Notes and other communications by the Depository to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners are governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

    Redemption notices shall be sent to Cede & Co. If less than all of the Notes are being redeemed, the Depository's practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

    Neither the Depository nor Cede & Co. will consent or vote with respect to the Notes. Under its usual procedures, the Depository mails an Omnibus Proxy to the issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

    Accreted Value of, premium (if any), and interest payments on the Notes will be made to the Depository. The Depository's practice is to credit Direct Participants' accounts on the payable date in accordance with their respective holdings shown on the Depository's records unless the Depository has reason to believe that it will not receive payment on the payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of the Depository, the Paying Agent, or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment to the Depository of principal, premium (if any) and interest on the Notes are the responsibility of the Company or the Paying Agent, disbursement of such payments to Direct Participants shall be the responsibility of the Depository, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

  The information in this section concerning the Depository and the Depository's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

  So long as the Depository for the Global Notes, or its nominee, is the registered owner of the Global Notes, the Depository or its nominee, as the case may be, will be considered the sole owner or Holder of the Notes represented by the Global Notes for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in such Global Notes will not be entitled to have Notes represented by such Global Notes registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form and will not be considered the owners or Holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in Global Notes must rely on the procedures of the Depository and, if such person is not a Participant, those of the Participant through which such person owns its interests, in order to exercise any rights of a Holder under the Indenture or such Note.

  The Indenture provides that the Depository, as a Holder, may appoint agents and otherwise authorize Participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a Holder is entitled to give or take under the Indenture, including the right to sue for payment of principal or interest pursuant to Section 316(b) of the Trust Indenture Act of 1939, as amended. The Company understands that under existing industry practices, when the Company requests any action of Holders or when a Beneficial Owner desires to give or take any action which a Holder is entitled to give or take under the Indenture, the Depository generally will give or take such action, or authorize the relevant Participants to give or take such action, and such Participants would authorize Beneficial Owners owning through such Participants to give or take such action or would otherwise act upon the instructions of Beneficial Owners owning through them.

  The Company has been informed by the Depository that the Depository will assist its Participants and their customers (Beneficial Owners) in taking any action a Holder is entitled to take under the Indenture or exercise any rights available to Cede & Co., as the holder of record of the Notes and including the right to demand acceleration of the Notes upon an Event of Default or to institute suit for the enforcement of payment or interest pursuant to Section 316(b) of the Trust Indenture Act of 1939, as amended. The Depository has advised the Company that it will act with respect to such matters upon written instructions from a Participant to whose account with the Depository the relevant beneficial ownership in the Notes is credited. The Company understands that a Participant will deliver such written instructions to the Depository upon itself receiving similar written instructions from either Indirect Participants or Beneficial Owners, as the case may be. Under Rule 6 of the rules and procedures filed by the Depository with Commission pursuant to Section 17 of the Exchange Act, Participants are required to indemnify the Depository against all liability the Depository may sustain, without fault on the part of the Depository or its nominee, as a result of any action they may take pursuant to the instructions of the Participant in exercising any such rights.

  The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in the Global Notes.

  Accreted value of, premium, if any, and interest payments on Notes registered in the name of or held by the Depository or its nominee will be made to the Depository or its nominee, as the case may be, as the registered owner or Holder of the Global Notes representing such Notes. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  If the Depository is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by the Company within 60 days or, if an Event of Default under the Indenture has occurred and is continuing, the Company will issue Notes in definitive registered form, without coupons, in denominations of $1,000 of principal amount at maturity and any integral multiple thereof, in exchange for the Global Notes representing such Notes. In addition, the Company may at any time and in its sole discretion determine not to have any Notes in registered form represented by the Global Notes and, in such event, will issue Notes or in definitive registered form in exchange for the Global Notes representing such Notes. In any such instance, an owner of a beneficial interest in a Global Note will be entitled to physical delivery in definitive form of Notes registered in its name. Upon the exchange of the Global Notes for Notes in definitive form, the Global Notes will be canceled by the Trustee.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

GENERAL

  The following is a summary of certain United States federal income tax considerations relevant to the purchase, ownership and disposition of the Notes by persons acquiring Notes on original issuance for cash at the initial issue price. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, court decisions, published positions of the Internal Revenue Service (the "IRS") and other applicable authorities, all as in effect on the date hereof and all of which are subject to change or differing interpretation (possibly on a retroactive basis). This summary does not address all of the tax consequences that may be relevant to investors that may be subject to special tax treatment (such as financial institutions, tax-exempt organizations, real estate investment companies, regulated investment companies, insurance companies, dealers in securities or currencies or holders who hold the Notes as part of a straddle or a hedging or conversion transaction). This summary is limited to persons who will hold the Notes as capital assets within the meaning of Section 1221 of the Code. Accordingly, each prospective purchaser of Notes should consult its tax advisor with respect to the particular federal income tax consequences of purchasing, owning and disposing of Notes, including the application and effect of any state, local and foreign tax laws.

  As used herein, the term "U.S. Holder" means an owner of a Note that is, for United States federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust. The term "Non-U.S. Holder" means an owner of a Note who is not a U.S. Holder.

 Original Issue Discount

  The Notes will be considered to be issued at an original issue discount ("OID") for federal income tax purposes. In general, the amount of OID with respect to a Note will be equal to the excess of the "stated redemption price at maturity" of a Note over its issue price. The stated redemption price at maturity of a Note will be the sum of all cash payments (whether denominated as interest or principal) required to be made on such Note other than payments of qualified stated interest.

  Because interest on the Notes is not payable until 2001, the stated interest on the Notes will not be treated as qualified stated interest but will be added to the stated redemption price at maturity of the Notes. In addition, the Notes will be issued at a price that is less than their stated redemption price at maturity.

  For federal income tax purposes, each holder (regardless of its accounting method) generally must include in gross income an amount equal to the sum of the daily portions of such OID attributable to each day during the taxable year on which a U.S. Holder holds the Notes, as it accrues during such period, determined by using a constant yield to maturity method that reflects compounding of interest. This means that each U.S. Holder will be required to include amounts in gross income without a corresponding receipt of cash attributable to such income.

  Payments of stated interest on a Note will not be separably includable in income, but rather will be treated first as payments of previously accrued OID and then as payments of principal and consequently will reduce a U.S. Holder's basis in a Note, as described below under "Sale, Exchange and Redemption of Notes."

  The Company is required to furnish certain information to the IRS, and will furnish annually to record holders of Notes, information with respect to OID accruing during the calendar year. Such information will be based on the amount of OID that would have accrued to a U.S. Holder who acquired the Note on original issue.

  The Company does not intend to treat the possibility of an optional redemption or repurchase of the Notes as giving rise to any additional accrual of OID or recognition of ordinary income upon redemption, sale or exchange of a Note. In the unlikely event that the interest rate on the Notes is increased, then such increased interest may be treated as increasing the amount of OID on the Notes, includable by a U.S. Holder in income as such OID accrues, in advance of receipt of any cash payment thereof.

 Applicable High Yield Discount Obligations

  If the yield to maturity with respect to the Notes equals or exceeds the sum of the "applicable federal rate" (5.89%, compounded semi-annually for April, 1998) plus five percentage points, the Notes would be treated as applicable high yield discount obligations ("AHYDOs") under the Code. If this were the case, the OID on the Notes would not be deductible by the Company until actually paid. In addition, if the Notes are AHYDOs and the yield to maturity of the Notes exceeds the applicable federal rate plus six percentage points, the portion of such interest corresponding to the yield in excess of six percentage points above the applicable federal rate will not be deductible by the Company at any time. A corporate U.S. Holder may be entitled to treat the portion of the interest that is not deductible by the Company at any time as a dividend to the extent that the non-deductible portion of OID would have been treated as a dividend if it had been distributed with respect to the Company's stock. Holders are advised to consult their tax advisors regarding the applicability and operation of the AHYDO rules to their investment in Notes.

 Sale, Exchange And Redemption Of Notes

  A sale, exchange or redemption of a Note will, except as described below, result in capital gain or loss equal to the difference between the amount of cash or other property received for such Note and the holder's adjusted tax basis in the Note (except to the extent that such cash or other property is attributable to the payment of accrued and unpaid interest not previously included in income, which amount will be taxable as ordinary income). A U.S. Holder's adjusted tax basis generally will equal the cost of such Note to such holder, increased by income reported by such U.S. Holder with respect to such Note (including OID and market discount income) and reduced (but not below zero) by distributions on such Note received by such holder. However, a portion of any gain that might otherwise be capital gain may be treated as ordinary income to the extent that a Note is held as part of a "conversion transaction" within the meaning of section 1258 of the Code. A conversion transaction generally is one in which the taxpayer has taken two or more positions in Notes or similar property that reduce or eliminate market risk, if substantially all of the taxpayers' return is attributable to the time value of the taxpayer's net investment in such transaction. The amount of gain realized in a conversion transaction that may be recharacterized as ordinary income generally will not exceed the amount of interest that would have accrued on the taxpayer's net investment in such transaction at 120% of the appropriate "applicable Federal rate" (which rate is computed and published monthly by the IRS), subject to appropriate reduction (to the extent provided in regulations to be issued) to reflect prior inclusion of interest or other ordinary income items from the transaction. In the case of certain noncorporate taxpayers, capital gains recognized on Notes held (i) one year or less will be treated as short-term capital gains and taxed at ordinary income tax rates, (ii) more than one year but 18 months or less will be treated as mid-term capital gains and taxed at a maximum rate of 28% and (iii) more than 18 months will be treated as long-term capital gains and taxed at a maximum rate of 20%. In addition, holders should consult their own tax advisers regarding the availability and effect of a certain tax election to mark-to-market Notes held on January 1, 2001.

NON-U.S. HOLDERS

  A Non-U.S. Holder generally will not be subject to United States federal withholding tax on interest or OID on a Note, provided that (i) such Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote,
(ii) such Non-U.S. Holder is not a controlled foreign corporation with respect to which the Company is a "related person" for United States federal income tax purposes, (iii) such Non-U.S. Holder is not a bank receiving interest described in section 881(c)(3)(A) of the Code, and (iv) the certification set forth in section 871(h) or section 881(c) of the Code has been fulfilled with respect to the beneficial owner. The certification requirement will be fulfilled if the beneficial owner of a Note certifies on IRS Form W-8, under penalties of perjury, that it is not a U.S. person and provides its name and address, and (i) such beneficial owner files such Form W-8 with the withholding agent or (ii) in the case of a Note held by securities clearing organization, bank or other financial institution holding customers' securities in the ordinary course of its trade or business, holding the Note on behalf of the beneficial owner, such financial institution files with the withholding agent a statement that it has received the Form W-8 from the Holder and furnishes the withholding agent with a copy thereof. With respect to Notes held by a foreign partnership, under current law, the Form W-8 may be provided by the foreign partnership. However, for interest (including OID) and disposition proceeds paid with respect to a Note after December 31, 1999, unless the foreign partnership has entered into an withholding agreement with the IRS, a foreign partnership will be required, in addition to providing an intermediary Form W-8, to attach an appropriate certification by each partner.

  If a Non-U.S. Holder does not qualify for the exemption from tax described above, payments of interest (including payments in respect of any accrued OID) to such holder may be subject to withholding tax at a tax rate of 30%, subject to reduction (including exemption) under any applicable tax treaty, provided the Non-U.S. Holder supplies (at the time of its initial purchase, and at such subsequent times as are required under the Treasury regulations) a properly executed IRS Form 1001, or applicable successor form, to report its eligibility for such reduced rate or exemption. If the Non-U.S. Holder's income from the Notes is effectively connected with a U.S. trade or business of the holder and the holder timely furnishes two duly executed copies of IRS Form 4224 (or, after December 31, 1999, Form W-8) to the withholding agent, amounts allocable to interest (including any accrued OID) received by such holder will not be subject to the federal withholding tax, but rather will be subject to United States federal income tax at the graduated rates applicable to U.S. persons, and any gain realized on the sale, exchange or other disposition of a Note by such Non-U.S. Holder would be subject to United States federal income tax in the same manner as if the Holder were a U.S. Holder. See "--U.S. Holders--Sale, Exchange and Redemption of Notes" above.

  In addition if such Non-U.S. Holder is a foreign corporation, it may be subject to a 30% branch profits tax (unless reduced or eliminated by an applicable treaty) on its effectively connected earnings and profits for the taxable year, subject to certain adjustments. For purposes of the branch profits tax, interest (including OID) on and any gain recognized on the sale, exchange or other disposition of a Note will be included in the effectively connected earnings and profits of such Non-U.S. Holder if such interest or gain, as the case may be, is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States.

  In addition, gain recognized by a Non-U.S. Holder upon the sale, exchange or redemption of a Note will not be subject to United States federal income tax unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder or (ii) the Non-U.S. Holder is an individual present in the United States for 183 days or more during the taxable year in which the Note is sold, exchanged or redeemed, and certain other requirements are met.

  A Note held by an individual who at the time of his or her death is not a citizen or resident of the United States will not be includible in such individual's gross estate subject to United States federal estate tax as a result of such individual's death, provided that (i) the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote and (ii) payments on the Note would not have been effectively connected to the conduct by such U.S. Holder of a United States trade or business income if it had been received by such individual at the time of his or her death.

BACKUP WITHHOLDING

  A holder of a Note may be subject to backup withholding at a 31% rate with respect to interest, OID and gross proceeds received with respect to the Note. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, provided in each case that the Company or its paying agent, as the case may be, does not have actual knowledge that the payee is a United States person, or who is otherwise exempt from backup withholding. Generally, a holder of a Note that is a United States person will provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification) and a Non-U.S. Holder will provide such certification on IRS Form W-8 (Certificate of Foreign Status). Under current Treasury Regulations, payments on the sale, exchange or other disposition of a Note made to of through a foreign office of a broker generally will not be subject to backup withholding. However, if such broker is a United States person, a controlled foreign corporation for United States federal income tax purposes, a foreign person 50 percent or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period or (in the case of payments made after December 31, 1999) a foreign partnership with certain connections to the United States, then information reporting will be required unless the broker has in its records documentary evidence that the beneficial owner is not a United States person and certain other conditions are met or the beneficial owner otherwise establishes an exemption. Backup withholding may apply to any payment that such broker is required to report if the broker has actual knowledge that the payee is a United States person. Payments to or through the United States office of a broker will be subject to backup withholding and information reporting unless the Holder certifies, under penalties of perjury, that it is not a United States person or otherwise establishes an exemption.

  In addition, any amounts deducted and withheld from a distribution to a recipient under the backup withholding rules would be allowed as a credit against such recipients federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS (generally, a United States federal income tax return). Furthermore, certain penalties may be imposed by the IRS on a recipient of payments that is required to supply information but that does not do so in the proper manner.

                                 UNDERWRITERS

  Under the terms and subject to the conditions contained in the Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the Underwriters named herein (the "Underwriters") have severally agreed to purchase, and the Company has agreed to sell to them, the respective principal amount of Notes set forth opposite the names of such Underwriters below:

                                                               PRINCIPAL AMOUNT
                                                                      OF
         NAME                                                  NOTES AT MATURITY
         ----                                                  -----------------
   Morgan Stanley & Co. Incorporated..........................   $160,810,000
   Goldman, Sachs & Co........................................     86,590,000
                                                                 ------------
     Total....................................................   $247,400,000
                                                                 ============

  The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Notes offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the Notes offered hereby if any are taken.

  The Underwriters propose to offer part of the Notes directly to the public at the Price to Public set forth on the cover page hereof and part to certain dealers at a price which represents a concession not in excess of 0.250% of the principal amount at maturity of the Notes. Each Underwriter may allow, and such dealers may reallow, a concession to certain other dealers not in excess of 0.125% of the principal amount at maturity of the Notes. After the initial offering of the Notes the offering price and other selling terms may from time to time be varied by the Underwriters.

  The Company does not intend to apply for listing of the Notes on any national securities exchange, but has been advised by the Underwriters that they currently intend to make a market in the Notes, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Notes and any such market making may be discontinued at any time without notice, at their sole discretion. Accordingly, no assurance can be given as to the liquidity of, or the existence of trading markets for, the Notes.

  In order to facilitate the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriters may overallot in connection with the Offering, creating a short position in the Notes for their own account. In addition, to cover overallotments or to stabilize the price of the Notes, the Underwriters may bid for, and purchase, Notes in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Notes in the Offering, if the syndicate repurchases previously distributed Notes in transactions to cover syndicate short positions, in stabilizing transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

  The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

  MSSF, an affiliate of Morgan Stanley & Co. Incorporated, will be one of the lenders under the Revolving Credit Facility and will be paid customary fees. Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. issued a commitment to purchase the Notes and will receive a customary fee in connection therewith.

                                 LEGAL MATTERS

  The legality of the issuance of the Notes has been passed on by the law firm of Thacher Proffitt & Wood, New York, New York, counsel for the Company. Morgan, Lewis & Bockius LLP, New York, New York, has represented CVC in connection with the issuance of the Notes. Certain legal matters will be passed upon for the Underwriters by Shearman & Sterling, New York, New York.

                                    EXPERTS

  The consolidated financial statements and financial statement schedule of IPC as of September 30, 1997 and 1996 and for each of the three years in the period ended September 30, 1997 included in this Prospectus, have been included herein in reliance upon the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                         IPC INFORMATION SYSTEMS, INC.

                         INDEX TO FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 1997 AND FOR THE THREE
MONTHS
 ENDED DECEMBER 31, 1997 AND 1996 (UNAUDITED)

Consolidated Balance Sheets (unaudited) at December 31, 1997 and September
 30, 1997.................................................................  F-2
Consolidated Statements of Operations (unaudited) for the Three Months
 Ended
 December 31, 1997 and 1996...............................................  F-3
Consolidated Statements of Cash Flows (unaudited) for the Three Months
 Ended
 December 31, 1997 and 1996...............................................  F-4
Notes to Consolidated Financial Statements (unaudited)....................  F-5
CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED SEPTEMBER 30, 1997
 AND 1996
Report of Independent Accountants.........................................  F-7
Consolidated Balance Sheets as of September 30, 1997 and 1996.............  F-8
Consolidated Statements of Operations for the Years Ended
 September 30, 1997, 1996 and 1995........................................  F-9
Consolidated Statements of Cash Flows for the Years Ended
 September 30, 1997, 1996 and 1995........................................  F-10
Consolidated Statements of Stockholders' Equity for the Years Ended
 September 30, 1995, 1996 and 1997........................................  F-11
Notes to Consolidated Financial Statements................................  F-12
SCHEDULE
Schedule II Valuation and Qualifying Accounts.............................  F-25

                         IPC INFORMATION SYSTEMS, INC.

                    CONSOLIDATED BALANCE SHEETS (UNAUDITED)

            (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                     DECEMBER 31, SEPTEMBER 30,
                                                         1997         1997
                                                     ------------ -------------
                      ASSETS:
Current assets:
 Cash and cash equivalents..........................   $  3,655     $  1,465
 Trade receivables, less allowance of $1,515........     65,887       61,791
 Inventories........................................     36,883       33,557
 Prepaid expenses and other current assets..........     13,333       13,426
                                                       --------     --------
    Total current assets............................    119,758      110,239
Property, plant and equipment, net..................     40,420       38,314
Other assets, net...................................      9,610        9,809
                                                       --------     --------
    Total assets....................................   $169,788     $158,362
                                                       ========     ========
       LIABILITIES AND STOCKHOLDERS' EQUITY:
Current liabilities:
 Note payable.......................................   $    --      $  3,200
 Accounts payable...................................     14,333       18,042
 Accrued liabilities................................     28,408       21,395
 Customer advances and deferred revenue.............     23,843       17,682
 Current portion of capital leases..................      3,363        2,987
                                                       --------     --------
    Total current liabilities.......................     69,947       63,306
 Long-term debt, net of current portion.............      2,124        2,133
 Lease obligations, net of current portion..........     11,085       10,336
 Other liabilities..................................      5,318        5,677
                                                       --------     --------
    Total liabilities...............................     88,474       81,452
                                                       --------     --------
Commitments and contingencies
Stockholders' equity:
 Preferred stock--$0.01 par value, authorized
  10,000,000 shares,
  none issued and outstanding
 Common stock--$0.01 par value, authorized
  25,000,000 shares;
  issued 10,979,964 and 10,932,675 shares; outstand-
  ing 10,737,779 and
  10,690,490 at December 31, 1997 and September 30,
   1997, respectively...............................        110          109
 Paid-in capital....................................     48,600       47,922
 Retained earnings..................................     33,322       29,597
  Less treasury stock, at cost, 242,185 shares......       (718)        (718)
                                                       --------     --------
    Total stockholders' equity......................     81,314       76,910
                                                       --------     --------
    Total liabilities and stockholders' equity......   $169,788     $158,362
                                                       ========     ========

                See Notes to Consolidated Financial Statements.

                         IPC INFORMATION SYSTEMS, INC.

               CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                           THREE MONTHS ENDED
                                                              DECEMBER 31,
                                                           --------------------
                                                             1997       1996
                                                           ---------  ---------
Revenue:
 Product sales and installation........................... $  38,441  $  39,798
 Service..................................................    28,611     19,613
                                                           ---------  ---------
                                                              67,052     59,411
                                                           ---------  ---------
Cost of revenue:
 Product sales and installation...........................    22,185     28,333
 Service..................................................    18,240     13,504
                                                           ---------  ---------
                                                              40,425     41,837
                                                           ---------  ---------
    Gross profit..........................................    26,627     17,574
Research and development expenses.........................     2,404      2,372
Selling, general and administrative expenses..............    16,557     13,847
                                                           ---------  ---------
    Income from operations................................     7,666      1,355
Interest income/(expense), net............................      (440)      (463)
Other income/(expense), net...............................       (39)       261
                                                           ---------  ---------
    Income before provision for income taxes..............     7,187      1,153
Provision for income taxes................................     3,593        587
                                                           ---------  ---------
    Net income............................................ $   3,594  $     566
                                                           =========  =========
Basic earnings per share.................................. $    0.34  $    0.05
                                                           ---------  ---------
Basic weighted average shares outstanding.................    10,711     10,647
                                                           ---------  ---------
Diluted earnings per share................................ $    0.33  $    0.05
                                                           ---------  ---------
Diluted weighted average shares outstanding...............    10,865     10,758
                                                           ---------  ---------


                 See Notes to Consolidated Financial Statements

                         IPC INFORMATION SYSTEMS, INC.

               CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                         (DOLLAR AMOUNTS IN THOUSANDS)

                                                          THREE MONTHS ENDED
                                                             DECEMBER 31,
                                                          --------------------
                                                            1997       1996
                                                          ---------  ---------
Cash flows from operating activities:
 Net income.............................................. $   3,594  $     566
 Adjustments to reconcile net income to net cash provided
  by
  (used in) operating activities:
  Depreciation and amortization expense..................     2,418      1,478
  Other amortization.....................................       369        229
  Provision for doubtful accounts........................       267          5
 Changes in operating assets and liabilities:
  Trade receivables......................................    (4,076)     1,859
  Inventories............................................    (3,094)    (5,792)
  Prepaid expenses and other current assets..............     2,773       (159)
  Other assets...........................................      (152)      (394)
  Accounts payable.......................................    (3,877)     7,458
  Accrued liabilities and other liabilities..............     4,603     (2,016)
  Customer advances and deferred revenue.................     6,020      5,125
                                                          ---------  ---------
      Net cash provided by operating activities..........     8,845      8,359
Cash flows from investing activities:
   Capital expenditures..................................    (2,212)    (2,614)
   Contingent acquisition payments to Bridge Electronics,
    Inc..................................................      (375)      (375)
                                                          ---------  ---------
      Net cash (used in) investing activities............    (2,587)    (2,989)
Cash flows from financing activities:
  Net repayments of note payable.........................    (3,200)    (6,000)
  Principal payments on capital leases...................      (978)      (431)
  Repayment of long-term debt............................        (9)       --
  Proceeds from exercise of stock options................       416         40
                                                          ---------  ---------
      Net cash (used in) financing activities............    (3,771)    (6,391)
  Effect of exchange rate changes on cash................      (297)       (39)
                                                          ---------  ---------
  Net increase (decrease) in cash........................     2,190     (1,060)
  Cash and cash equivalents, beginning of period.........     1,465      2,306
                                                          ---------  ---------
  Cash and cash equivalents, end of period............... $   3,655  $   1,246
                                                          =========  =========

                 See Notes to Consolidated Financial Statements

                         IPC INFORMATION SYSTEMS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  (UNAUDITED)

  1. In the opinion of management, the accompanying unaudited consolidated financial statements include all necessary adjustments (consisting of normal recurring accruals) and present fairly IPC Information Systems, Inc.'s ("IPC" or the "Company") financial position as of December 31, 1997, and the results of its operations for the three months ended December 31, 1997 and 1996, and its cash flows for the three months ended December 31, 1997 ("1997 period") and 1996 ("1996 period"), in conformity with generally accepted accounting principles for interim financial information applied on a consistent basis. The results of operations for the 1997 period are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with IPC's Form 10-K for the fiscal year ended September 30, 1997.

  2. Components of inventories:

                                                    DECEMBER 31, SEPTEMBER 30,
                                                        1997         1997
                                                    ------------ -------------
                                                        (DOLLAR AMOUNTS IN
                                                            THOUSANDS)
   Parts, subassemblies and manufacturing work in
    process........................................   $11,090       $10,917
   Inventory on customer sites awaiting installa-
    tion...........................................    17,883        14,230
   Parts and maintenance supplies in field.........     7,910         8,410
                                                      -------       -------
                                                      $36,883       $33,557
                                                      =======       =======

  3. The Company maintains short-term credit facilities with various banks up to $35.0 million of which none was outstanding at December 31, 1997. The weighted average interest rate was 6.63% during the 1997 period as compared to 6.43% in the 1996 period.

  4. The following is a reconciliation of the numerators and denominators for the computations of basic and diluted earnings per share:

                                             DECEMBER 31,      DECEMBER 31,
                                                 1997              1996
                                            --------------    --------------
                                            (DOLLAR AMOUNTS IN THOUSANDS,
                                              EXCEPT PER SHARE AMOUNTS)
   BASIC EARNINGS PER SHARE COMPUTATION
   Numerator...............................    $        3,594    $          566
                                               --------------    --------------
   Denominator:
    Weighted average common shares
     outstanding...........................            10,711            10,647
                                               --------------    --------------
   Total shares............................            10,711            10,647
                                               --------------    --------------
   Basic EPS...............................    $         0.34    $         0.05
                                               ==============    ==============
   DILUTED EARNINGS PER SHARE COMPUTATION
   Numerator...............................    $        3,594    $          566
                                               --------------    --------------
   Denominator:
    Weighted average common shares
     outstanding...........................            10,711            10,647
    Common stock equivalent of stock
     options...............................               154               111
                                               --------------    --------------
   Total shares............................            10,865            10,758
                                               --------------    --------------
   Diluted EPS.............................    $         0.33    $         0.05
                                               ==============    ==============

  Approximately 150,000 and 65,500 options were outstanding for the 1997 period and 1996 period, respectively, which were not included in the computation of diluted EPS because the options exercise price exceeded the average market price of the Company's common stock for each period.

                         IPC INFORMATION SYSTEMS, INC.

  5. On December 18, 1997, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") by and between the Company and Arizona Acquisition Corp., a Delaware corporation ("AAC"), pursuant to which AAC will be merged with and into the Company, with the Company being the surviving corporation (the "Merger"). AAC is a subsidiary owned by Cable Systems Holding, LLC, a Delaware limited liability company ("CSH LLC") and its subsidiaries, including Cable Systems International, Inc., a Delaware corporation ("CSI"). CSH LLC is a Delaware limited liability company, a majority of whose membership interests are owned by Citicorp Venture Capital, Ltd., a New York corporation ("CVC"), officers and employees thereof, and members of management of CSH LLC and CSI.

  The Merger will be accounted for as a leveraged recapitalization. The Merger Agreement is subject to regulatory review and approval by stockholders representing a majority of outstanding shares at a meeting of stockholders to be held shortly after the second fiscal quarter ending March 31, 1998. In accordance therewith, stockholders may elect to retain shares in the surviving company (subject to a maximum aggregate share retention of 46% of outstanding shares as of an election date to be determined) or to receive $21.00 cash for each outstanding share. Not more than 90% of outstanding shares may receive cash consideration and the maximum total cash consideration to stockholders, assuming no change to shares outstanding as of January 26, 1998 will be $217.5 million.

  At the Merger, in accordance with certain commitments to the Company and assuming the maximum number of shares electing cash consideration, AAC will be capitalized with $72.0 million (the "Equity Financing Commitments"), to be funded by CVC (together with affiliates) to purchase securities of CSH LLC and then invested by CSH LLC into AAC. The Company will also raise $180.0 million through the issuance of unsecured senior debt securities and up to $75.0 million through a revolving credit facility. Morgan Stanley & Co. Incorporated and Morgan Stanley Senior Funding, Inc. have committed to CVC and AAC to provide $157.0 million of the unsecured senior debt securities and revolving credit facilities, respectively, subject to certain terms and conditions (collectively, the "Debt Financing Commitments"). The Debt Financing Commitments will be assigned to the Company which will borrow these funds to consummate this transaction. The proceeds of the Debt Financing Commitments and the Equity Financing Commitment will be used in part to pay stockholders who elect to receive cash and will also provide working capital for the Company after the Merger.

  In connection with the execution of the Merger Agreement, AAC entered into a Stockholders Agreement with Richard P. Kleinknecht, Peter J. Kleinknecht, Russell G. Kleinknecht and certain family members and trusts controlled by said persons, pursuant to which these individuals and trusts, subject to certain conditions, have agreed to vote all of the 6,906,554 shares of Company common stock owned or controlled by them in favor of the transaction and against certain actions which can reasonably be expected to impede or adversely affect the Merger. The 6,906,554 shares represent approximately 64.3% of the 10,739,446 shares of Company common stock outstanding on January 26, 1998. At December 31, 1997, the Company has deferred $3.4 million of cost related to the proposed merger and financing, of which approximately $1.0 million has been paid.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders
of IPC Information Systems, Inc.:

  We have audited the accompanying consolidated balance sheets of IPC Information Systems, Inc. as of September 30, 1997 and 1996 and the related consolidated statements of operations, cash flows and stockholders' equity for each of the three years in the period ended September 30, 1997. We have also audited the financial statement schedule listed in the index on page F-1 of this Form S-3. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IPC Information Systems, Inc. as of September 30, 1997 and 1996 and the consolidated results of their operations and their cash flows for the years ended September 30, 1997, 1996 and 1995 in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

                                          COOPERS & LYBRAND L.L.P.

New York, New York
December 4, 1997, except for Note 13,
  for which the date is December 19, 1997

                         IPC INFORMATION SYSTEMS, INC.

                          CONSOLIDATED BALANCE SHEETS

            (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                              SEPTEMBER 30,
                                                            ------------------
                                                              1997      1996
                                                            --------  --------
                          ASSETS:
Current assets:
 Cash and cash equivalents................................. $  1,465  $  2,306
 Trade receivables, less allowance of $1,515 in 1997 and
  $1,521 in 1996...........................................   61,791    66,468
 Inventories...............................................   33,557    36,367
 Prepaid expenses and other current assets.................   13,426     8,204
                                                            --------  --------
    Total current assets...................................  110,239   113,345
Property, plant and equipment, net.........................   38,314    21,867
Other assets, net..........................................    9,809     6,665
                                                            --------  --------
    Total assets........................................... $158,362  $141,877
                                                            ========  ========
           LIABILITIES AND STOCKHOLDERS' EQUITY:
Current liabilities:
 Note payable.............................................. $  3,200  $ 13,900
 Accounts payable..........................................   18,042    14,369
 Accrued liabilities.......................................   21,395    13,883
 Customer advances and deferred revenue....................   17,682    19,446
 Current portion of capital leases ........................    2,987       940
                                                            --------  --------
    Total current liabilities..............................   63,306    62,538
Long-term debt, net of current portion.....................    2,133       --
Lease obligations, net of current portion..................   10,336     3,429
Other liabilities..........................................    5,677     4,195
                                                            --------  --------
    Total liabilities......................................   81,452    70,162
                                                            --------  --------
Commitments and contingencies
Stockholders' equity:
 Preferred stock--$0.01 par value, authorized 10,000,000
  shares,
  none issued and outstanding
 Common stock--$0.01 par value, authorized 25,000,000
  shares;
  issued 10,932,675 and 10,860,000 shares; outstanding
  10,690,490 and
  10,617,815 at September 30, 1997 and 1996, respectively..      109       109
 Paid-in capital...........................................   47,922    46,831
 Retained earnings.........................................   29,597    25,493
  Less treasury stock, at cost, 242,185 shares.............     (718)     (718)
                                                            --------  --------
    Total stockholders' equity.............................   76,910    71,715
                                                            --------  --------
    Total liabilities and stockholders' equity............. $158,362  $141,877
                                                            ========  ========

                See Notes to Consolidated Financial Statements.

                         IPC INFORMATION SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

             (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNT)

                                                        FOR THE YEAR ENDED
                                                          SEPTEMBER 30,
                                                    ----------------------------
                                                      1997      1996      1995
                                                    --------  --------  --------
Revenue:
  Product sales and installation................... $179,978  $178,513  $139,947
  Service..........................................   90,345    70,995    66,307
                                                    --------  --------  --------
                                                     270,323   249,508   206,254
Cost of revenue:
  Product sales and installation...................  127,212   122,897    95,174
  Service..........................................   62,897    49,793    47,907
                                                    --------  --------  --------
                                                     190,109   172,690   143,081
                                                    --------  --------  --------
    Gross profit...................................   80,214    76,818    63,173
Research and development expenses..................    9,976    11,467    10,108
Selling, general and administrative expenses.......   60,697    45,143    31,038
                                                    --------  --------  --------
    Income from operations.........................    9,541    20,208    22,027
Interest income/(expense), net.....................   (1,844)     (678)      233
Other income/(expense), net........................      417       591       226
                                                    --------  --------  --------
    Income before provision for income taxes.......    8,114    20,121    22,486
Provision for income taxes.........................    4,280     7,992     9,219
                                                    --------  --------  --------
    Net income..................................... $  3,834  $ 12,129  $ 13,267
                                                    ========  ========  ========
Earnings per share................................. $   0.36  $   1.15  $   1.26
                                                    --------  --------  --------
Weighted average shares outstanding................   10,664    10,590    10,506
                                                    --------  --------  --------


                See Notes to Consolidated Financial Statements.

                         IPC INFORMATION SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                         (DOLLAR AMOUNTS IN THOUSANDS)

                                             FOR THE YEAR ENDED SEPTEMBER 30,
                                             ----------------------------------
                                                1997        1996        1995
                                             ----------  ----------  ----------
Cash flows from operating activities:
 Net income................................  $    3,834  $   12,129  $   13,267
 Adjustments to reconcile net income to net
  cash provided by (used in) operating
  activities:
  Depreciation and amortization............       7,653       4,351       2,058
  Other amortization.......................       1,090       2,037       1,782
  Provision for doubtful accounts..........         338         240         861
  Deferred income taxes....................          83         674      (1,084)
 Changes in operating assets and
  liabilities:
  Trade receivables........................       4,909     (16,385)    (11,804)
  Inventories..............................       3,240      (1,678)     15,440
  Prepaid expenses and other current
   assets..................................      (2,926)     (1,208)     (1,606)
  Other assets.............................         (45)        130        (342)
  Accounts payable.........................       1,330         (30)       (717)
  Accrued liabilities and other
   liabilities.............................       6,628      (4,691)       (630)
  Customer advances and deferred revenue...      (1,988)    (10,306)     (9,882)
                                             ----------  ----------  ----------
    Net cash provided by (used in) operat-
     ing activities........................      24,146     (14,737)      7,343
                                             ----------  ----------  ----------
Cash flows from investing activities:
 Capital expenditures......................     (12,974)    (11,747)     (6,499)
 Purchase of short-term investment.........         --          --       (2,007)
 Proceeds from sale of short-term invest-
  ment.....................................         --        2,007         --
 Contingent acquisition payments to Bridge
  Electronics, Inc.........................      (1,500)     (2,997)        --
                                             ----------  ----------  ----------
    Net cash (used in) investing activi-
     ties..................................     (14,474)    (12,737)     (8,506)
                                             ----------  ----------  ----------
Cash flows from financing activities:
 Net repayment of note payable.............     (10,700)        --          --
 Net proceeds from note payable............         --       13,900         --
 Principal payments on capital leases......      (1,822)       (221)        --
 Proceeds from long-term debt..............       2,182         --          --
 Repayment of long-term debt...............          (4)        --      (10,663)
 Repayment of notes payable to affiliates..         --          --       (1,411)
 Proceeds from the exercise of stock op-
  tions....................................         301         106         --
 Proceeds from the sale of common stock....         --          --       45,337
 Purchase of treasury stock................         --          --         (396)
 S corporation distribution................         --          --      (18,530)
                                             ----------  ----------  ----------
    Net cash (used in) provided by financ-
     ing activities........................     (10,043)     13,785      14,337
Effect of exchange rate changes on cash....        (470)        209          (4)
                                             ----------  ----------  ----------
Net (decrease) increase in cash............        (841)    (13,480)     13,170
Cash and cash equivalents, beginning of pe-
 riod......................................       2,306      15,786       2,616
                                             ----------  ----------  ----------
Cash and cash equivalents, end of period...  $    1,465  $    2,306  $   15,786
                                             ==========  ==========  ==========
Supplemental disclosures of cash flow in-
 formation:
 Cash paid during the year for--
  Income taxes.............................  $    4,100  $    6,863  $    9,876
  Interest.................................  $    1,040  $      756  $       18
Non-cash investing and financing activi-
 ties--
  Capital lease obligations entered into
   during the year.........................  $   10,776  $    4,369         --
  Additional amount payable in connection
   with the aquisition of Bridge Electron-
   ics, Inc................................  $    3,500         --          --
Issuance of stock for the acquisition of
 Bridge Electronics, Inc...................         --   $      700         --

                See Notes to Consolidated Financial Statements.

                         IPC INFORMATION SYSTEMS, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                         (DOLLAR AMOUNTS IN THOUSANDS)

                                         PAID-                          TOTAL
                                 COMMON   IN     RETAINED  TREASURY STOCKHOLDERS'
                                 STOCK  CAPITAL  EARNINGS   STOCK      EQUITY
                                 ------ -------  --------  -------- -------------
Beginning balance, October 1,
 1994..........................   $ 75  $ 8,986  $12,383    ($322)     $21,122
 Translation adjustment........    --       --       (34)     --           (34)
 Net income....................    --       --    13,267      --        13,267
 Net proceeds from initial pub-
  lic offering.................     32   42,219      --       --        42,251
 Issuance of common stock under
  employment contract..........    --       824      --       --           824
 Purchase of treasury stock....    --       --       --      (396)        (396)
 S corporation distribution....    --    (6,176) (12,354)     --       (18,530)
                                  ----  -------  -------    -----      -------
Consolidated balance, September
 30, 1995......................    107   45,853   13,262     (718)      58,504
 Translation adjustment........    --       --       102      --           102
 Net income....................    --       --    12,129      --        12,129
 Issuance of common stock in
  acquisition..................      1      699      --       --           700
 Issuance of common stock under
  stock purchase plan..........      1      171      --       --           172
 Issuance of common stock under
  stock option plan............    --       108      --       --           108
                                  ----  -------  -------    -----      -------
Consolidated balance, September
 30, 1996......................    109   46,831   25,493     (718)      71,715
 Translation adjustment........    --       --       270      --           270
 Net income....................    --       --     3,834      --         3,834
 Issuance of common stock under
  employment contracts.........    --       478      --       --           478
 Issuance of common stock under
  stock purchase plan..........    --       312      --       --           312
 Issuance of common stock under
  stock option plan............    --       301      --       --           301
                                  ----  -------  -------    -----      -------
Consolidated balance, September
 30, 1997......................   $109  $47,922  $29,597    ($718)     $76,910
                                  ====  =======  =======    =====      =======


                See Notes to Consolidated Financial Statements.

                         IPC INFORMATION SYSTEMS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1. THE COMPANY:

  IPC Information Systems, Inc. (the "Company") provides globally integrated telecommunications products and services to the financial services industry. The Company is in the business of designing, manufacturing, installing and servicing trading room voice communication workstations and installing and servicing comprehensive Local Area Networks. In addition, International Exchange Networks Ltd. ("IXnet"), a subsidiary of the Company, has implemented a facilities-based global network designed for the specialized international telecommunications requirements of the financial services industry.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Principles of Consolidation

  The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions have been eliminated.

 Revenue Recognition

  Revenue from product sales and installation is recognized upon completion of the installation except for revenue from sales to distributors, which is recognized upon shipment. Under contract provisions, customers are progress-billed prior to the completion of the installations. The revenue related to these advance payments is deferred until the system installations are completed. Contracts for maintenance are billed in advance, and are recorded as deferred revenue and recognized ratably over the contractual periods. Revenue from network services are recognized in the month the related service is provided.

 Cash and Cash Equivalents

  The Company places cash with several high quality financial institutions and thereby limits the amount of credit exposure to any single financial institution. Temporary cash investments with original maturities of three months or less are considered cash equivalents and consist of high grade municipal bond funds and time deposits. Temporary cash investments are stated at cost, which approximates fair value. These investments are not subject to significant market risk.

 Trade Receivables

  Trade accounts receivable potentially expose the Company to concentrations of credit risk, as a large volume of business is conducted with several major financial institutions, primarily companies in the brokerage, banking and financial services industries. To help reduce this risk, customers are progress-billed prior to the completion of the contract.

 Inventories

  Inventories are stated at the lower of FIFO (first in, first out) cost or market. Inventory costs include all direct manufacturing costs and applied overhead.

 Property, Plant and Equipment

  Property, plant and equipment are stated at cost and depreciated on a straight-line basis over their estimated useful lives. Network switching equipment is stated at cost. Various costs are capitalized during the installation and expansion of the network. Depreciation is calculated using the straight-line method over the estimated useful

                         IPC INFORMATION SYSTEMS, INC.

lives beginning in the year the asset was placed into service. Amortization of network switching equipment under capital leases is calculated using the straight-line method over the lease term and is included in depreciation and amortization expense.

 Intangible Assets

  Intangible assets, which are carried at cost less accumulated amortization, consist primarily of acquired technology and goodwill. Goodwill represents the excess of the cost over the fair value of the identifiable tangible and intangible assets acquired in various acquisitions. Costs allocated to technology and goodwill acquired in acquisitions are amortized on a straight-line basis over the periods benefited, principally 7 to 10 years. The Company measures the recoverability of acquired technology and goodwill based on anticipated gross operating income.

 Research and Development

  Research and development expenditures are charged to expense as incurred.

 Income Taxes

  In accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), the Company recognizes deferred income taxes for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is "more likely than not" to be realized. Provision for income taxes is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Financial Instrument

  The Company is a party to a financial instrument with off-balance sheet risk, that was entered into in the normal course of business to reduce exposure to fluctuations in interest rates. The counterparty to this instrument is a major financial institution. The fair value of the interest rate swap agreement is determined by the cost to terminate the swap agreement.

 Foreign Currency Translation Adjustment

  The balance sheets and statements of operations of the Company's foreign operations are measured using the local currency as the functional currency. Assets and liabilities of these foreign operations are translated at the year-end exchange rate and revenue and expense amounts are translated at the average rate of exchange prevailing during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included in the cumulative translation adjustment account in stockholders' equity.

                         IPC INFORMATION SYSTEMS, INC.

  Earnings Per Share

  Earnings per share are based on the weighted average number of shares of common stock and common stock equivalents outstanding during the period, computed in accordance with the treasury stock method.

  In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share", which simplifies existing computational guidelines, revises disclosure requirements and increases the comparability of earnings per share data on an international basis. The impact of adoption of SFAS No. 128 on the Company's financial statements is not expected to be significant. This statement is effective for financial statements issued for periods ending after December 15, 1997 and requires restatement of prior-period earnings per share data.

 Reclassifications

  Certain reclassifications have been made to the 1996 financial statements in order to conform to the current year's presentation.

3. ACQUISITIONS:

  During June 1995, the Company acquired a controlling interest in IXnet. The Company acquired 80% of IXnet by providing $5,500 in working capital. The acquisition was accounted for using the purchase method of accounting. Included in other assets is $860 and $1,041 at September 30, 1997 and 1996, respectively, representing the excess of the cost over the fair value of the identifiable tangible assets acquired, allocated to acquired technology.

  During April 1995, the Company acquired the assets of Bridge Electronics, Inc. ("IPC Bridge"). The terms of the acquisition included a payment in January 1996 of $2,025 in cash and 76,923 shares of the Company's common stock, valued at $700 and amounts contingent on meeting certain performance levels up to a maximum of $6,000. During fiscal 1996 and 1997, the maximum contingent performance levels for IPC Bridge were achieved. Amounts paid pursuant to the contingent performance levels under this agreement were $1,500 and $1,000, during fiscal 1997 and 1996, respectively. At September 30, 1997, an additional $3,500 is included in liabilities. The acquisition was accounted for using the purchase method of accounting. Included in other assets is $7,621 and $3,202 at September 30, 1997 and 1996, respectively, representing the excess of the cost over the fair value of the identifiable tangible and intangible assets acquired.

4. INVENTORIES

                                                                 SEPTEMBER 30,
                                                                ---------------
                                                                 1997    1996
                                                                ------- -------
   Components and manufacturing work in process................ $10,917 $13,913
   Inventory on customer sites awaiting installation...........  14,230  12,503
   Parts and maintenance supplies..............................   8,410   9,951
                                                                ------- -------
                                                                $33,557 $36,367
                                                                ======= =======

                         IPC INFORMATION SYSTEMS, INC.

5. PROPERTY, PLANT AND EQUIPMENT:

                                                                SEPTEMBER 30,
                                                               ----------------
                                                                1997     1996
                                                               -------  -------
   Building................................................... $ 2,442      --
   Machinery and Equipment....................................  24,514  $19,479
   Furniture and Fixtures.....................................   2,437    2,006
   Leasehold Improvements.....................................   8,470    5,424
   Network Switching Equipment................................   2,843    1,600
   Network Switching Equipment under capital leases...........  14,303    4,619
                                                               -------  -------
   Total depreciable property, plant and equipment............  55,009   33,128
    Less, accumulated depreciation and amortization........... (20,941) (13,376)
                                                               -------  -------
                                                                34,068   19,752
   Land.......................................................     558      329
   Construction in Progress...................................   3,688    1,786
                                                               -------  -------
                                                               $38,314  $21,867
                                                               =======  =======

6. NOTE PAYABLE:

  In April 1996, the Company signed a promissory note with a bank increasing the Company's short-term credit facility from $15,000 to $25,000. In July 1997, the Company further increased its short-term credit facility to $35,000 by entering into an unsecured line of credit with an additional bank for $10,000. At September 30, 1997 and 1996, there was $3,200 and $13,900 of the short-term credit facility outstanding, respectively. The weighted average interest rate on these borrowings was 6.46% and 6.31%, respectively.

7. LONG-TERM DEBT AND FINANCIAL INSTRUMENT:

  In April 1997, the Company purchased its sole manufacturing facility and related land in Westbrook, Connecticut for $2,540 using the Company's short-term credit facility. In July 1997, $2,182 was refinanced through a mortgage agreement with a bank. The term of the mortgage is for eight years with a twenty-year payout bearing interest at LIBOR plus 125 basis points. The mortgage is collateralized by the building and the land.

  Future minimum principal payments at September 30, 1997 are as follows:

   1998.................................................................. $   45
   1999..................................................................     49
   2000..................................................................     52
   2001..................................................................     57
   2002..................................................................     61
   Thereafter............................................................  1,914
                                                                          ------
                                                                          $2,178
                                                                          ======

 Interest Rate Swap Agreement

  In connection with the mortgage agreement, the Company entered into an interest rate swap agreement with its bank in order to fix the interest rate over the eight-year term at an effective interest rate of 7.85%. The swap contract expires on July 31, 2005. The interest rate swap is an exchange of floating-rate payments for fixed-rate

                         IPC INFORMATION SYSTEMS, INC.

payments. Floating-rates received are based on rates tied to prevailing short-term interest rates. If the Company terminates the swap agreement, a gain or loss is recorded as an adjustment to the basis of the underlying asset and liability. At September 30, 1997, the unrealized fair value of the interest rate swap was insignificant.

  The following table indicates the type of swap in use as of September 30, 1997. Average variable rates are those in effect at the reporting date and may change significantly over the life of the contract. There were no interest rate swap agreements at September 30, 1996.

                                                                           1997
                                                                          ------
   Variable to fixed swaps:
   Notional Amount....................................................... $2,182
   Average pay (fixed) rate..............................................  7.85%
   Average receive (variable) rate.......................................  6.89%

8. DEFERRED COMPENSATION AND OTHER BENEFIT PLANS:

 Deferred Compensation

  The Company has deferred compensation agreements with certain past key officers and employees. Amounts to be paid range from $20-$75 per individual per annum and are non-interest-bearing, with the payments commencing on specified dates. Payments began in 1992 and continue through 2019. The gross and discounted present value (using an interest rate of 7.5%), net of cash payments, of the amounts to be paid under these agreements, aggregated $7,114 and $3,828 at September 30, 1997 and $7,500 and $3,732 at September 30, 1996,
respectively.

  Approximate payments for subsequent annual periods related to the deferred compensation agreements, at September 30, 1997, are as follows:

   1998.................................................................. $  225
   1999..................................................................    280
   2000..................................................................    320
   2001..................................................................    390
   2002..................................................................    471
   Thereafter............................................................  5,428
                                                                          ------
                                                                          $7,114
                                                                          ======

 Pension Plans

  In April 1995, IPC terminated its participation in a defined contribution plan sponsored by Kleinknecht Electric Company ("KEC"), an affiliated company, and adopted its own plan for all eligible US employees. According to plan provisions, IPC contributions are discretionary and are subject to approval by the Board of Directors. Eligible employees may contribute up to 15% of their annual compensation. IPC contributed $404, $556 and $520 to the plan for the years ended September 30, 1997, 1996 and 1995, respectively.

  IPC-UK has a defined contribution plan covering all UK employees. Employee contributions are limited by statute, generally not to exceed 17.5% of base salary. IPC-UK contributions, net of forfeitures, for the years ended September 30, 1997, 1996 and 1995 were $172, $229, and $92, respectively.

  The Company paid to KEC and Kleinknecht Electric Company--New Jersey ("KEC-NJ"), also an affiliated company, in accordance with labor pooling agreements, approximately $7,550, $7,750, and $5,074 for

                         IPC INFORMATION SYSTEMS, INC.

the years ended September 30, 1997, 1996 and 1995, respectively, representing pass-through contributions to various union sponsored pension plans.

 Stock Option and Incentive Plan

  A summary of the Company's stock option plan as of September 30, 1997, 1996 and 1995 and changes during the years ended on those dates is presented below:

                                1997               1996              1995
                         ------------------- ----------------- -----------------
                                    WEIGHTED          WEIGHTED          WEIGHTED
                                    AVERAGE           AVERAGE           AVERAGE
                          OPTION    EXERCISE OPTION   EXERCISE OPTION   EXERCISE
                          SHARES     PRICE   SHARES    PRICE   SHARES    PRICE
                         ---------  -------- -------  -------- -------  --------
Options outstanding -
 Opening balance........   826,201   $16.09  247,500   $14.90      --       --
Granted.................   395,500   $14.83  573,000   $14.23  263,500   $14.91
Granted.................       --       --    25,000   $25.00      --       --
Granted.................       --       --    25,000   $40.00      --       --
Exercised...............   (19,865)  $14.00   (8,964)  $14.77      --       --
Forfeited...............  (178,236)  $16.36  (35,335)  $15.19  (16,000)  $15.00
                         ---------   ------  -------   ------  -------   ------
Options outstanding-
 September 30........... 1,023,600   $15.62  826,201   $16.09  247,500   $14.90
                         =========           =======           =======
Options Exercisable at
 September 30...........   272,495   $14.88   66,535   $14.85      --       --
                         =========           =======
Weighted average fair
 value of options
 granted during the
 year...................             $ 6.76            $ 6.58               --

  The following table summarizes information about stock options outstanding at September 30, 1997:

                          OPTIONS OUTSTANDING              OPTIONS EXERCISABLE
                   -----------------------------------    ---------------------
                                  WEIGHTED
                                   AVERAGE     WEIGHTED                 WEIGHTED
                                  REMAINING    AVERAGE                  AVERAGE
     RANGE OF        SHARES      CONTRACTUAL   EXERCISE     SHARES      EXERCISE
 EXERCISE PRICES   OUTSTANDING      LIFE        PRICE     EXERCISABLE    PRICE
 ----------------  -----------   -----------   --------   -----------   --------
 $13.31 to $20.50    973,600      8.4 years     $14.75      272,495      $14.88
     $25.00          25,000       8.1 years     $25.00          --       $25.00
     $40.00          25,000       8.1 years     $40.00          --       $40.00
                    ---------     ---------     ------      -------      ------
                   1,023,600                                272,495
                    =========                               =======

  Employees generally vest in stock options over a period of three to five years. As of September 30, 1997, the Company had reserved 526,813 shares of common stock for the future grant of options.

  The option plan also provides for the issuance of stock appreciation rights and restricted stock awards under which shares of common stock may be issued to eligible employees. No such awards have been made.

 Employee Stock Purchase Plan

  In 1994, the Company adopted an employee stock purchase plan and reserved 526,813 shares of common stock for issuance thereunder. Under the stock purchase plan, the Company's employees may purchase shares of

                         IPC INFORMATION SYSTEMS, INC.

common stock at a price per share that is the lesser of the common stock fair market value on the first business day of the purchase period or 90% of the common stock fair market value on the last day of the purchase period, but in no event less than 85% of the common stock fair market value on either the option grant date or option exercise date. Through September 30, 1997, 31,326 shares have been issued and 495,487 shares are reserved for future issuance under this plan.

 Stock-Based Compensation

  The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock-Issued to Employees" and related interpretations in accounting for its stock based compensation plans. Accordingly, no compensation cost has been recognized for the stock option and employee stock purchase plans. The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation". Had compensation cost for the Company's stock option plan and employee stock purchase plan been determined based on the fair value at the grant date for awards in fiscal 1997 and 1996 consistent with the provisions of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below.

                                                                 SEPTEMBER 30,
                                                                 --------------
                                                                  1997   1996
                                                                 ------ -------
   Net income--as reported...................................... $3,834 $12,129
   Net income--pro forma........................................ $2,934 $11,632
   Earnings per share--as reported.............................. $ 0.36 $  1.15
   Earnings per share--pro forma................................ $ 0.28 $  1.10

  The fair value of each option grant is estimated on the date of the grant using the "Black-Sholes option-pricing model" with the following weighted average assumptions used for grants for the years ended September 30, 1997 and 1996; zero dividend yield; expected volatility of 50%; a weighted average risk-free interest rate of 6.03% in fiscal 1997 and 5.95% in fiscal 1996; and expected lives of 4 years.

9. COMMITMENTS AND CONTINGENCIES:

 Litigation

  During the fiscal year ended September 30, 1996, Knight Ventures, Inc. ("KVI"), a company principally owned by Richard P. Kleinknecht and Peter J. Kleinknecht (the "Principal Stockholders"), and the former parent of the Company, agreed to settle its litigation with Contel Corporation ("Contel") over, among other claims, responsibility for taxes, tax liens, tax assessments and tax warrants with respect to Contel IPC, for periods prior to the acquisition of the Company from Contel.

  As of May 9, 1994, the Company, KVI and the Principal Stockholders entered into a Tax Allocation and Indemnification Agreement (the "Tax Agreement") relating to their respective income tax liabilities and certain related matters as a consequence of the Company's termination of its S Corporation status and its initial public offering. In addition, the Company, KVI and the Principal Stockholders agreed, to the extent that either KVI or the Principal Stockholders receives any cash proceeds or other benefit in the form of a reduction in amounts payable to Contel, as a consequence of the litigation, they will pay to the Company the lesser of (i) such benefit or (ii) the amount paid by the Company for taxes and related charges subject to the dispute, plus the amount of any expenses of such litigation incurred by the Company following the consummation of the Company's initial public offering.

                         IPC INFORMATION SYSTEMS, INC.

  As of May 15, 1996, Contel, KVI, the Principal Stockholders and the Company, although not a party to the litigation, entered into a settlement agreement and mutual releases. In connection with this settlement agreement, KVI has executed, and the Principal Stockholders have guaranteed, a note payable to the Company, in the amount of $1,300, to fulfill obligations under the Tax Agreement.

 Operating Leases

  The Company has entered into various operating leases for real estate, equipment and automobiles.

  Rental expenses under operating leases (excluding rentals on vacant facilities) were $6,431, $6,513 and $5,587 for the years ended September 30, 1997, 1996 and 1995, respectively. Future minimum annual rental payments required under noncancellable operating leases (including rentals on vacant facilities) at September 30, 1997 are as follows:

   1998.................................................................  $5,261
   1999.................................................................   3,867
   2000.................................................................   3,249
   2001.................................................................   2,880
   2002.................................................................   2,446
   Thereafter...........................................................   2,884
                                                                         -------
                                                                         $20,587
                                                                         =======


  The Company has accrued for the minimum annual rental and estimated building operating costs under noncancellable operating leases for vacated facilities. These leases extend through May 1998. The liability was approximately $500 and $1,200 at September 30, 1997 and 1996, respectively.

 Capital Leases

  IXnet has entered into capital lease agreements for certain network switching equipment. Additionally, the Company has entered into lease agreements for certain computer equipment and software. Future minimum lease payments required under noncancellable capital leases at September 30, 1997 are as follows:

   1998................................................................. $ 4,186
   1999.................................................................   4,062
   2000.................................................................   3,854
   2001.................................................................   3,116
   2002.................................................................   1,106
                                                                         -------
                                                                          16,324
   Less, amount representing interest...................................   3,001
                                                                         -------
   Present value of net minimum lease payments under capital leases..... $13,323
                                                                         =======

 Employment Agreements

  The Company has executed employment contracts for future services, that vary in length up to 5 years, with certain senior executives for which the Company has a minimum commitment aggregating approximately $4,300 at September 30, 1997.

                         IPC INFORMATION SYSTEMS, INC.

10. RELATED PARTY TRANSACTIONS:

 Services Provided

  Affiliated companies performed various services and provided certain equipment to the Company. Services and/or equipment provided by affiliates are billed to the Company and settled through a periodic cash transfer to the respective affiliate.

  Effective October 1, 1993, the Company formalized in writing existing arrangements with KEC and KEC-NJ with respect to a pool of field technicians utilized by all three companies. KEC and KEC-NJ are responsible for administering the payroll and related services for these technical and clerical workers and the Company reimburses all compensation and benefits paid by KEC and KEC-NJ attributable to services performed for the Company plus a fee equal to 2.5% of such costs. Effective for the fiscal year 1997, the parties amended these agreements to provide a fixed fee payment of $50 per month in lieu of the fee payment of 2.5%. Approximately $52,653, $52,592 and $38,666 of technical labor, and $2,221, $2,327 and $2,083 of administrative labor was provided through agreements with KEC and KEC-NJ during the years ended September 30, 1997, 1996 and 1995, respectively.

  For the years ended September 30, 1997, 1996 and 1995, KEC and KEC-NJ billed the Company payroll administrative services of $600, $1,374 and $1,024, respectively. Included in prepaid expenses and other current assets is a net related party receivable of $2,092 and $920 as of September 30, 1997 and 1996, respectively.

  A portion of the Company's New York branch operation was co-located with KEC in a building owned by the Principal Stockholders. For each of the years ended September 30, 1997, 1996 and 1995, the Company was charged approximately $189, $430 and $430 for rent expense. For the years ended September 30, 1996 and 1995, the Company rented on a month-to-month basis, two other facilities from entities controlled by the Principal Stockholders for which the Company was charged approximately $30 and $55, respectively.

 Equipment Rentals

  There were no equipment rentals from an affiliated company during fiscal year ended September 30, 1997. Equipment rentals were $898 and $975 for the years ended September 30, 1996 and 1995, respectively.

 Subcontracts and Other

  The Company and other companies controlled by the Principal Stockholders periodically subcontract certain work to one another. Amounts charged to companies controlled by the Principal Stockholders under subcontracts with IPC for the years ended September 30, 1997, 1996 and 1995 were approximately $66, $993 and $2,220, respectively, while amounts charged to IPC under subcontracts with companies controlled by the Principal Stockholders were approximately $265, $703 and $587, respectively.

  In addition to the foregoing, the Company, KEC and KEC-NJ entered into a twenty-year agreement dated May 9, 1994, with respect to business opportunities regarding cabling of communication infrastructures. KEC and KEC-NJ have agreed not to bid for or accept cabling jobs in competition with the Company, if it intends to bid or accept such work. In addition, because the Company is not a licensed electrical contractor, it has agreed to refrain from bidding for or accepting without the consent of KEC or KEC-NJ, as the case may be, all opportunities that combine both electrical and cabling work. The Company has also agreed to continue to refer to KEC and KEC-NJ certain electrical contracting bid opportunities identified from time to time. Pursuant to such agreement, all estimates for cabling work shall be generated by the Company on behalf of KEC, and KEC will pay the Company a nominal amount for preparing such estimates.

                         IPC INFORMATION SYSTEMS, INC.

  The Company and companies controlled by the Principal Stockholders also charge each other certain miscellaneous expenses, including, but not limited to, office equipment rentals and certain other administrative expenses.

11. INCOME TAXES

  Pretax earnings consisted of the following:

                                                            FOR THE YEAR ENDED
                                                              SEPTEMBER 30,
                                                          ----------------------
                                                           1997   1996    1995
                                                          ------ ------- -------
   United States......................................... $1,689 $10,020 $17,158
   Foreign...............................................  6,425  10,101   5,328
                                                          ------ ------- -------
   Total pretax earnings................................. $8,114 $20,121 $22,486
                                                          ====== ======= =======

  The provision (benefit) for income taxes consisted of the following:

                                                          FOR THE YEAR ENDED
                                                            SEPTEMBER 30,
                                                         ----------------------
                                                          1997    1996    1995
                                                         ------  ------  ------
   Current:
   Federal.............................................  $ (182) $1,844  $5,887
   State and local.....................................   2,037   1,967   2,558
   Foreign.............................................   2,342   3,507   1,858
                                                         ------  ------  ------
                                                          4,197   7,318  10,303
                                                         ------  ------  ------
   Deferred:
   Federal.............................................     323     513    (673)
   State and local.....................................       9     207    (359)
   Foreign.............................................    (249)    (46)    (52)
                                                         ------  ------  ------
                                                             83     674  (1,084)
                                                         ------  ------  ------
   Income tax provision................................  $4,280  $7,992  $9,219
                                                         ======  ======  ======

  The components of net deferred tax assets are as follows:

                                                  SEPTEMBER 30,
                                   ---------------------------------------------
                                           1997                    1996
                                   ----------------------  ---------------------
                                     US    FOREIGN TOTAL     US   FOREIGN TOTAL
                                   ------  ------- ------  ------ ------- ------
   Deferred tax assets:
   Excess of book over tax depre-
    ciation......................  $  819   $213   $1,032  $  917  $ 59   $  976
   Amortization of intangibles...     247     --      247      66    --       66
   Inventory and receivables.....   2,035    432    2,467   2,172   221    2,393
   Accrued expenses..............   1,459    152    1,611   1,228     5    1,233
                                   ------   ----   ------  ------  ----   ------
   Total deferred tax assets.....   4,560    797    5,357   4,383   285    4,668
                                   ------   ----   ------  ------  ----   ------
   Deferred tax liabilities:
   Excess of tax over book
    depreciation.................    (508) (264)     (772)     --   --        --
                                   ------   ----   ------  ------  ----   ------
   Net deferred tax assets.......  $4,052   $533   $4,585  $4,383  $285   $4,668
                                   ======   ====   ======  ======  ====   ======

                         IPC INFORMATION SYSTEMS, INC.

  These net deferred tax assets arise from temporary differences between financial versus tax reporting purposes related to depreciation, the amortization of intangible assets, the allowance for doubtful accounts, inventory valuation and the Company's various accruals. No valuation allowance was required at September 30, 1997 and 1996.
  A reconciliation between the statutory US federal income tax rate and the Company's effective tax rate, excluding minority interest, is as follows:

                                                                 FOR THE YEAR
                                                                     ENDED
                                                                 SEPTEMBER 30,
                                                                 --------------
                                                                  1997    1996
                                                                 ------  ------
   Statutory US federal tax rate................................   35.0%   35.0%
   State and local income taxes, net of federal benefit.........   16.4     6.8
   Other, net...................................................    1.4    (2.1)
                                                                 ------  ------
                                                                   52.8%   39.7%
                                                                 ======  ======

12. OPERATIONS BY GEOGRAPHIC AREAS:

  Information about the Company's operations by geographic area is as follows:

                                             FOR THE YEAR ENDED SEPTEMBER 30,
                                             ----------------------------------
                                                1997        1996        1995
                                             ----------  ----------  ----------
   Revenues:
   United States...........................  $  219,274  $  202,926  $  186,355
   United Kingdom..........................      51,049      46,582      19,899
                                             ----------  ----------  ----------
                                               $270,323  $  249,508  $  206,254
                                             ==========  ==========  ==========
   Operating Profits:
   United States...........................  $   15,243  $   24,485  $   30,714
   United Kingdom..........................       6,537       9,745       4,192
   Corporate...............................     (12,239)    (14,022)    (12,879)
                                             ----------  ----------  ----------
                                                $ 9,541  $   20,208  $   22,027
                                             ==========  ==========  ==========
   Identifiable Assets:
   United States...........................  $   97,438  $  112,749  $   98,228
   United Kingdom..........................      38,789      17,547      25,417
   Corporate...............................      22,135      11,581       4,391
                                             ----------  ----------  ----------
                                               $158,362  $  141,877  $  128,036
                                             ==========  ==========  ==========

  Included in the United States revenues are export sales to unaffiliated customers of $13,264, $16,126 and $17,063 for the years ended September 30, 1997, 1996 and 1995, respectively. Transfers from the United States to the United Kingdom, eliminated in consolidation, were $15,156, $12,681 and $7,999 for the years ended September 30, 1997, 1996 and 1995, respectively.

  For the year ended September 30, 1997, no single customer accounted for 10% or more of total revenues. For the year ended September 30, 1996, approximately 13% of total revenues were from one customer. Corporate assets are principally prepaids, intangibles and other assets.

                         IPC INFORMATION SYSTEMS, INC.

13. SUBSEQUENT EVENT:

  On December 18, 1997, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") by and between the Company and Arizona Acquisition Corp., a Delaware corporation ("AAC") pursuant to which AAC will be merged with and into the Company, with the Company being the surviving corporation (the "Merger"). AAC is a subsidiary owned by Cable Systems Holding, LLC, a Delaware limited liability company ("CSH LLC") and its subsidiaries, including Cable Systems International, Inc., a Delaware corporation ("CSI"). CSH LLC is a Delaware limited liability company, a majority of whose membership interests are owned by Citicorp Venture Capital, Ltd., a New York corporation ("CVC"), officers and employees thereof, and members of management of CSH LLC and CSI.

  The Merger will be accounted for as a leveraged recapitalization. The Merger Agreement is subject to regulatory review and approval by stockholders representing a majority of outstanding shares at a meeting of stockholders to be held during, or shortly after, the second fiscal quarter ending March 31, 1998. In accordance therewith, stockholders may elect to retain shares in the surviving company (subject to a maximum aggregate share retention of 46% of outstanding shares as of an election date to be determined) or to receive $21.00 cash for each outstanding share. Not more than 90% of outstanding shares may receive cash consideration and the maximum total cash consideration to stockholders, assuming no change to shares outstanding as of the December 18, 1997, will be $202,516.

  At the Merger, in accordance with certain commitments to the Company and assuming the maximum stock for cash election, AAC will be capitalized with $72,000 (the "Equity Financing Commitments"), to be funded by CVC (together with affiliates) to purchase securities of CSH LLC and then invested by CSH LLC into AAC. The Company will also raise $157,000 through the issuance of senior debt securities and up to $75,000 through a revolving credit facility. Morgan Stanley & Co. Incorporated and Morgan Stanley Senior Funding, Inc. have committed to CVC and AAC to provide the senior debt securities and revolving credit facilities, respectively, subject to certain terms and conditions (collectively, the "Debt Financing Commitments"). The Debt Financing Commitments will be assigned to the Company which will borrow these funds to consummate this transaction. The proceeds of the Debt Financing Commitments and the Equity Financing Commitment will be used in part to pay stockholders who elect to receive cash and will also provide working capital for the Company after the Merger.

  In connection with the execution of the Merger Agreement, AAC entered into a Stockholders Agreement with Richard P. Kleinknecht, Peter J. Kleinknecht, Russell G. Kleinknecht and certain family members and trusts controlled by said persons, pursuant to which these individuals and trusts, subject to certain conditions, have agreed to vote all of the 6,952,768 shares of Company common stock owned or controlled by them in favor of the transaction and against certain actions which can reasonably be expected to impede or adversely affect the Merger. The 6,952,768 shares represent approximately 64.9% of the 10,715,119 shares of Company common stock outstanding on December 18, 1997.

                         IPC INFORMATION SYSTEMS, INC.

            (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

14. QUARTERLY FINANCIAL INFORMATION (UNAUDITED):

  The following tables set forth unaudited quarterly financial information for the years ended September 30, 1997 and 1996:

                                                    QUARTER ENDED
                                      -----------------------------------------
                                      DECEMBER 31 MARCH 31 JUNE 30 SEPTEMBER 30
                                      ----------- -------- ------- ------------
YEARS ENDED SEPTEMBER 30, 1997:
  Net Revenues.......................   $59,411   $66,182  $68,882   $75,848
  Gross Profit.......................    17,574    20,814   20,725    21,101
  Net Earnings.......................       566     1,241    1,187       840
  Earnings per Share.................     $0.05     $0.12    $0.11     $0.08
YEARS ENDED SEPTEMBER 30, 1996:
  Net Revenues.......................   $59,750   $62,198  $69,424   $58,136
  Gross Profit.......................    18,537    19,279   20,740    18,262
  Net Earnings.......................     3,482     3,641    3,701     1,305
  Earnings per Share.................     $0.33     $0.34    $0.35     $0.12

  The quarterly earnings per share information is computed separately for each period. Therefore, the sum of such quarterly per share amounts may differ from the total for the year.

                                                                     SCHEDULE II

                         IPC INFORMATION SYSTEMS, INC.

                       VALUATION AND QUALIFYING ACCOUNTS
                         (DOLLAR AMOUNTS IN THOUSANDS)

         COLUMN A           COLUMN B        COLUMN C         COLUMN D   COLUMN E
         --------           --------- --------------------- ----------  --------
                                            ADDITIONS
                                      ---------------------
                             BALANCE                                    BALANCE
                               AT      CHARGED TO  CHARGED               AT END
                            BEGINNING    COSTS     TO OTHER                OF
       DESCRIPTION          OF PERIOD AND EXPENSES ACCOUNTS DEDUCTIONS   PERIOD
       -----------          --------- ------------ -------- ----------  --------
For the Year Ended Septem-
 ber 30, 1995:
  Provision for Doubtful
   Accounts...............   $1,331      $  861      --       $  620(1)  $1,572
                             ======      ======      ===      ======     ======
  Provision for Inventory
   Obsolescence...........   $5,560      $3,052      --       $1,123(2)  $7,489
                             ======      ======      ===      ======     ======
For the Year Ended Septem-
 ber 30, 1996:
  Provision for Doubtful
   Accounts...............   $1,572      $  240      --       $  291(1)  $1,521
                             ======      ======      ===      ======     ======
  Provision for Inventory
   Obsolescence...........   $7,489      $1,143      --       $2,267(2)  $6,365
                             ======      ======      ===      ======     ======
For the Year Ended Septem-
 ber 30, 1997:
  Provision for Doubtful
   Accounts...............   $1,521      $  338      --       $  344(1)  $1,515
                             ======      ======      ===      ======     ======
  Provision for Inventory
   Obsolescence...........   $6,365      $2,106      --       $1,965(2)  $6,506
                             ======      ======      ===      ======     ======

--------
(1) Doubtful Accounts Written Off, Net of Cash Recovered
(2) Inventory Written Off

                               INSIDE BACK COVER


                [PHOTOGRAPHS OF TURRET SYSTEMS WILL APPEAR HERE]

                                    IPC/TM/